POWER UP
WORLD


POWER UP

PROVIDING WORLD CLASS PRODUCTS AND SERVICES THAT MEET CUSTOMERS EXPECTATIONS"

[illegible]

Contents


PUSH UP

In million Baht except per share figures

	[illegible]	2003	2002	2001
[illegible]				
Total Revenues	[illegible]	6,217	5,429	5,161
Sales and Service Revenues	[illegible]	5,805	4,997	4,817
Gross Profit	[illegible]	2,271	2,112	2,258
Operating Profit	[illegible]	1,165	1,251	1,688
Net Profit	[illegible]	1,080	1,411	1,563
EBITDA	[illegible]	2,446	2,338	2,737
[illegible]				
Total Assets	[illegible]	25,116	20,307	14,377
Total Liabilities	[illegible]	16,673	13,103	8,581
Total Shareholders' Equity	[illegible]	8,443	7,204	5,796
[illegible]				
Current Ratio	[illegible]	0.57	0.42	0.28
Debt to Equity Ratio		1.78	1.50	1.12
Gross Profit Margin	[illegible]	39%	42%	47%
Operating Profit Margin	[illegible]	20%	25%	35%
EBITDA Margin	[illegible]	42%	47%	57%
Net Profit Margin	[illegible]	19%	28%	32%
Return on Asset	[illegible]	5%	7%	13%
Return on Shareholders' Equity	[illegible]	13%	20%	27%
Earnings per Share	[illegible]	1.24	1.61	1.79
Dividend per Share		0.25	-	-
Book Value per Share	[illegible]	9.23	8.21	6.60

As of 31 December 2004


CE
%
7 8 9 ÷
4 5 6 X
1 2 3 —
0 • = +
ON/C

Assets (million Baht)


30000
25000
20000
15000
10000
5000
2001
2002
2003
2004

illion Baht)


3000
2500
2000
1500
1000
500
2001
2002
2003
2004

per Share (Baht)


12
10
8
6
4
2
0
2001
2002
2003
2004



Chairman's Report

Dear Shareholders,

The year 2004 saw the Company proceed with its long term strategies to pave the way for future growth, with the Company's local Internet business associate, CS LoxInfo Plc (CSL), listed on the Stock Exchange of Thailand after acquiring a controlling interest in the Thailand YellowPages publisher, TeleInfo Media Co.,Ltd. (TMC) to pursue a strategy that will create synergies between the huge commercial database of TMC and the online advantages offered by CSL.

Construction of the new broadband satellite, IPSTAR-1, entered its final stages in 2004 with the successful completion of all major tests by the manufacturer. The Company has meanwhile paved the way for its commercial launch by signing up a series of customers, including India, Australia and New Zealand. As 2005 will see the launch of IPSTAR-1 and the commencement of commercial services, the Company anticipates increased interest from customers throughout the Asia Pacific Region. The Company's long-term objective, to be a global operator, is taking a step forward with interest being shown on other continents for IPSTAR technology.

Another contributing factor to this potential for growth was the introduction of the IPSTAR Trunk system that economically facilitates telecom companies to expand GSM and CDMA networks into rural areas without the need for terrestrial links. This is being introduced in Laos and Cambodia, where the technology will help expand telephone penetration considerably from 2005 onwards.

The Company also plans to expand its satellite business by introducing another new technology to its customers over the next few years. High Definition Television (HDTV) is currently spreading across Europe and the United States with the opening of new broadcasting channels. Shin Satellite will be among the first satellite companies in Asia to offer this capability to broadcasters and believes it will be another growth sector that will contribute to the Company in future.

Looking forward to the development of its video broadcasting business, the Company plans to build and launch a new conventional satellite within the next few years that would provide continued video services to current customers as the current fleet ages. When the National Broadcasting Commission (NBC) commences its work, perhaps within 2005 or soon after, the Company expects that there will be increased demand for broadcasting licenses and accordingly, more demand for capacity on conventional satellites. We are taking action now to ensure that sufficient capacity is available to meet this expected new demand.

With the new growth opportunities being pursued by the Company, this is a period of considerable investment, as reflected in the financial statements for the year 2004. The net profit for the year was 856 million Baht, with service revenue of 5,120 million baht. However, we expect that 2005 will be a turning point for the Company and that the long term vision shown by our strategies will result in significant future growth.

Paron Israsena

Chairman of the Board of Directors

INVESTMENT STRUCTURE OF THE GROUP (As at January 31, 2005)


Shin Corporation Plc. 1), 2)
42.90%
Advanced Info Service Plc. 2)
99.99%
Mobile from Advanced Co., Ltd.
51.00%
Advanced Datanetwork Communication Co., Ltd.
49.00%
Data Network Solutions Co., Ltd.
98.55%
Digital Phone Co., Ltd.
99.99%
Advanced Contact Center Co., Ltd.
65.00%
Data Line Thai Co., Ltd.
51.40%
Shin Satellite Plc. 2)
99.99%
Shin Broadband Internet (Thailand) Co., Ltd.
40.02%
CS LoxInfo Plc. 2)
94.19%
Loxley Information Service Co., Ltd.
63.25%
Teleinfo Media Co., Ltd.
44.99%
CS LoxInfo Solution Co., Ltd.
100%
Shenington Investments 1) Pte. Ltd.
100%
Cambodia Shinawatra Co., Ltd.
49.00%
Lao Telecommunication Co., Ltd.
98.88%
IPSTAR Co., Ltd.
100%
IPSTAR Australia Pty Ltd.
100%
IPSTAR New Zealand Ltd.
100%
IPSTAR Do Brazil
70.00%
Star Nucleus Company Limited
70.00%
Spacecode LLC.
99.99%
I.T. Applications and Services Co., Ltd.
99.99%
Shinawatra Information Technology Co., Ltd.
90.91%
AD Venture Co., Ltd.
70.00%
Shineedotcom Co., Ltd.
47.50%
ArcCyber Co., Ltd.
53.01%
ITV Plc. 2)
99.99%
Artware Media Co., Ltd.
99.96%
SC Matchbox Co., Ltd.
100%
Merry International Investment Corp. 1)
50.00%
Thai AirAsia Co., Ltd.
60.00%
Capital OK Co., Ltd.
99.99%
Payment Solution Co., Ltd.
99.99%
Professional Collection Co., Ltd.

Shin Satellite Public Company Limited

[illegible] holders

[illegible] 2015

No.	Name	No. of Shares	% of Total Issued Shares
1.	Shin Corporation Public Company Limited	450,870,934	51.40
2.	Thai NVDR Co. Ltd.	14,661,450	1.67
3.	KIM ENG Securities (Thailand) Public Company Limited	11,393,000	1.30
4.	HSBC (Singapore) Nominees Pte Ltd.	9,412,800	1.07
5.	Miss [illegible] Shinawatra	7,127,968	0.81
6.	Tisco Finance Public Company Limited	4,800,000	0.55
7.	Mr. [illegible] P[illegible]attanamongkol	4,000,000	0.46
8.	Mr. Dumrong Kasemset	3,323,400	0.38
9.	Mr [illegible] P[illegible]trapongchai	3,304,500	0.38
10	Mr. Se[illegible]g Piyat[illegible]amvudhikul	3,000,000	0.34
	Total	511,894,052	58.36

[1] According to the Thailand Securities Depository Company Limited.

Major Events of 2004

January The Board of Directors agreed to the purchase of Teleinfo Media Company Limited (TMC), the publisher of Yellow and White Pages directories in Thailand, by CS LoxInfo (CSL), a subsidiary of Shin Satellite Plc.

Shin Satellite signed a deal with Telstra Wholesale to design and construct multi-million dollar satellite earth station facilities at Kalgoorlie and Broken Hill to house advanced ground systems for IPSTAR.

IPSTAR Co.,Ltd., a subsidiary of Shin Satellite Public Company Limited, signed a contract with Broadband Pacenet (India) Pvt. Ltd., to supply 1,100 IPSTAR user terminals for Broadband Pacenet to roll out an IPSTAR high-speed broadband Internet service throughout India over twelve months.

February IPSTAR Co.,Ltd. signed an IPSTAR Bandwidth Agreement with Software Technology Parks of India (STPI). Under the Agreement, STPI will be IPSTAR's strategic partner by means of the purchase of up to 400 Mbps of bandwidth on the IPSTAR satellite.

IPSTAR Co.,Ltd. signed an agreement with China Satellite Communications Corporation (Chinasat) to offer satellite-based broadband service using IPSTAR equipment technology and their own satellites.

March IPSTAR Co.,Ltd. signed an agreement with Chunghwa Telecom Co.,Ltd. for that company to become the official IPSTAR gateway operator in Taiwan. The gateway serves customers in Taiwan, Malaysia, Indonesia, Vietnam and the Philippines.

April CS LoxInfo Plc., the Internet Service Provider subsidiary of Shin Satellite, was publicly traded for the first time. After the Initial Public Offering (IPO) Shin Satellite remained the largest shareholder with 40%.

Shin Satellite Public Company Limited (SATTEL) shareholders approved payment of a dividend for 2003 of 0.50 Baht and agreed to split the par value of the Company's shares from ten Baht to five Baht, effectively doubling the number of available shares to over 899 million and to issue 208 million new shares at the five Baht par value to the public.

June IPSTAR Co.,Ltd. contracted to supply IPSTAR satellite broadband services to ICONZ in New Zealand, for a five-year period.

July IPSTAR Co.,Ltd. announced the opening of its new first generation IPSTAR gateway in Laos and the first commercial launch of its **IPSTAR Mobile Trunk over Satellite** solution.

August IPSTAR was chosen by BayCity New Zealand Limited for broadband satellite services throughout New Zealand, under a five-year contract signed between IPSTAR's global partner, Ericsson and BayCity.

September IPSTAR Co.,Ltd. signed a contract with telecommunications carrier AirNet Commercial Australia Ltd., to roll out IPSTAR technology across Australia over the next five years. AirNet is expected to require over 300 Mbps by the end of this period.

November Shin Satellite announced the signing of an IPSTAR National Service Operator (NSO) agreement between IPSTAR Co.,Ltd. and Vietnam Posts and Telecommunications Corporation (VNPT) and Vietnam Telecom International (VTI), a state-owned telecom operator responsible for international telecom and satellite communications services in Vietnam, with about 2 Gbps of bandwidth capacity.


OPEN UP

Nature of Business

The Company was founded on November 7, 1991 by Shin Corporation Plc. ("SHIN"), which was granted a 30-year Build-Transfer-Operate national satellite communications concession project from the Ministry of Transport and Communications (currently transferred to the Ministry of Information Communication Technology) expiring in 2021 to build, launch into orbit, and operate the Thaicom satellite. project throughout he concession period. Under the concession, the Company is required to pay the Ministry of Information Communication Technology (ICT) an agreed percentage of the Company's annual gross revenue earned from the transponder business, or a minimum remuneration, whichever is higher. Moreover, the Company must transfer to ICT the ownership of the satellites, teleports, and all related operational equipment once the construction and installations are complete.

His Majesty the King Bhumibol Adulyadej has officially given a name to the satellites of this project "Thaicom" as a symbol of the linkage between Thailand and modern communications technology.

The Company became a listed company on the Stock Exchange of Thailand in 1994. As at the end of 2004, Shin Corporation Plc., which is the Company's major shareholder, holds 51.42% of shares in the Company.



Progress and Major Developments during the Past Five Years

1999

September The Company acquired Shenington Investment Pte. ("Shenington"), paying 50 million Baht for its 5.4 million ordinary shares. Shenington is a holding company with 100% shareholding in Cambodia Shinawatra Co.,Ltd. ("CamShin") and 49% in Lao Telecommunications Co.,Ltd. ("LTC"). The acquisition provided for the Company's future business growth as the ground networks in Cambodia and Laos would increase the Company's transponder leasing capacity.

2001

March The Company sold all of its 48.96 million shares in C.S. Communications Co.,Ltd. ("CSCOM") to Shin Broadband Internet Thailand Co.,Ltd. ("SBI").

September SBI increased share capital in CSCOM by 470.4 million Baht (47.04 million shares) when the Communications Authority of Thailand (currently changed to the CAT Telecommunications Public Company Limited or "CAT") relinquished its rights to increase its share capital in CSCOM. The increase brought CSCOM's paid - up capital to 970 million Baht with SBI holding 99.5%.

December The Company increased share capital in SBI by 847.29 million Baht (84.729 million shares), bringing the latter's registered and paid - up capital to 947.29 million Baht.

The Company increased share capital in Shenington by S$ 9.2 million, bringing the latter's registered capital to S$ 15 million and paid - up capital to S$ 14.7 million.

Shenington increased share capital in CamShin by US$ 5 million, bringing the latter's registered and paid - up capital to US$ 17 million.

2002

September At the CSCOM extraordinary shareholders' meeting, a resolution was passed to approve the registered share capital reduction from 970.0 million Baht (97 million shares at 10 Baht each) to 242.5 million Baht (24.25 million shares at 10 Baht each) to eliminate the accumulated deficit. The share capital reduction was made only to the portion of shares held by SBI. This resulted in the percentage of shareholding in CSCOM by SBI decreasing from 99.5% to 98.07%. The share capital reduction was finalized on January 21, 2003.

November The Company signed loan guarantee facilities for IPSTAR projects with Export - Import Bank of the United States (US Ex - Im Bank) and with Compagnie Francaise d'Assurance pour la Commerce Exterieur de France (COFACE), and signed a syndicated commercial bank facility for US$ 394 million.

December LTC increased its authorized share capital by US$ 5 million through the issuance of 5 million new shares with a par value of US$ 1 per share. The increase in share capital brought LTC's registered and paid - up capital to US$ 96.84 million.

At the CSCOM extraordinary shareholders' meeting, a resolution was passed to approve the registration of the new official company name of C.S. Communication Co.,Ltd. to "CS LoxInfo Company Limited" ("CSL"). The new official company name was registered with the Ministry of Commerce on January 29, 2003.

CSCOM shareholders passed a resolution to approve an increase of the authorized share capital from 24.25 million ordinary shares with a par value of 10 Baht to 50.00 million ordinary shares with a par value of 10 Baht per share. The shareholders also passed a resolution to approve the issuance of additional 25.75 million shares at a par value of 10 Baht per share. Of these additional shares issued, 1.25 million shares were priced at 563.20 Baht per share, and 24.50 million shares were priced at the par value. All new additional shares issued were offered to existing shareholders in 2003.

2003

March CSL merged its internet service business with Loxley Information Services Co.,Ltd. ("Loxserve"), which provides LoxInfo Internet services under a 10-year concession (to expire in 2006) from CAT. SBI holds 94.19% of the shares.

CSL issued additional ordinary shares to increase authorized share capital, following the shareholders' resolution passed at the extraordinary meeting in December 2002. As a result, SBI's percentage of shareholding in CSL decreased from 98.07% to 50.02%.

SBI purchased 39.99 million shares of C.S. Satellite Phone Co.,Ltd. ("CSP") from CSL, allowing SBI to own 30% of CSP shares.

April CSL purchased 44.99% capital shares of LoxInfo Communication Co.,Ltd. (now changed to CS LoxInfo Solutions Co.,Ltd.). The company engages in distribution of internet access services of CSL and its subsidiaries similar to the dealer business and serves Japanese companies operating in Thailand.

October The Company increased its paid-up share capital in IPSTAR Co.,Ltd. ("IPSTAR") by US$ 1.98 million, bringing the latter's registered and paid-up capital to US$ 2 million.

The Company additionally purchased 2.5 million ordinary shares in Spacecode LLC ("Spacecode") for US$ 2.5 million, increasing its shareholding in Spacecode from 12% to 70%. Payment for shares in Spacecode was partially made by way of the allotment of shares in IPSTAR resulting in the decrease of the Company's shareholding percentage in IPSTAR from 100% to 98.89%.

November CSL became a public company and changed its name to the current CS LoxInfo Plc.

December The Company formed IPSTAR Australia PTY ("IPA") to provide broadband satellite service in Australia. IPSTAR holds 100% shares in IPA and paid up the capital to IPA in January 2004. IPA currently has registered and paid-up capital of Aus$ 0.1 million.

The Company formed IPSTAR New Zealand Co.,Ltd. ("IPNZ") to provide broadband satellite service in New Zealand. IPSTAR holds 100% shares in IPNZ. IPNZ currently has registered and paid - up capital of NZ$ 0.5 million.

CSP registered its dissolution and is undergoing liquidation.

2004

At the Company's extraordinary shareholders' meeting No. 1/2004 on February 23, 2004, a resolution was passed to approve CSL investment in Teleinfo Media Co.,Ltd. ("TMC") by purchasing 43.90 million ordinary shares, equivalent to 63.25% from SHIN and Singtel Interactive Private Limited ("SIP") at the total amount of 506 million Baht. At present, CSL has already completed the purchase, received share transfer, and paid the full amount of the purchase price. As a result, the percentage of CSL shareholding in TMC is now 63.25%. The acquisition in TMC leads to a business synergy, allowing CSL to create benefit for the business in the future.

CSL initially offered additional ordinary shares to the public (IPO) and became a listed company in the Stock Exchange of Thailand on April 8, 2004.

The Company formed Star Nucleus Co.,Ltd. in which The Company holds 70% shares. The registered capital is US$ 0.05 million, which at present, has not yet registered its share capital and started operation.

On May 17, 2004, the Company changed the par value per share from ten Baht to five Baht and issued 208 million new shares to be offered for sale to the public and to cover warrants granted to directors and employees. As a result, the Company has total registered capital of 1,113,694,400 shares.

On October 27, 2004, Shin Corporation Plc. and the Ministry of Information Communication Technology amended a contract to operate a domestic satellite communications business on the proportion of shareholding in the Company by Shin Corporation Plc., from previous a minimum of 51% to current a minimum of 40%.

Shin Satellite Public Company Limited operates in four types of businesses - satellite transponder leasing and related services, internet - related services, telephone - related services, and telephone directory printing and distributing services. Investment in the above businesses is of a long - term nature. The investment decision is based mainly on the fundamental factors of the business invested, including the future business trends. Moreover, the Company has an investment policy to become a major shareholder of invested business so that it retains overall management authority and is in a position to set the business direction of its subsidiaries and associated companies.


Telephone directory printing
and distribution services
1%
Telephone-related
services
30%
Satellite transponder
leasing and related services
61%
8%
Internet - related
services

Satellite Transponder Leasing and Related Services

The Company is a provider and operator of the national satellite communications project under the 30 - year concession from the Ministry of Information Communication Technology ("MICT") expiring in 2021. Currently, the Company has operates three satellites.

The Company has begun marketing activities for the IPSTAR satellite system through the soft launch of the First Generation of IPSTAR equipment, which is compatible with Ku - band on conventional satellites such as Thaicom or other satellites. IPSTAR - 1 is expected to commence service in early 2005.

The Company has founded a number of subsidiaries to provide satellite and related services. IPSTAR Company Limited ("IPSTAR") has an objective to operate and distribute IPSTAR satellite transponders lease. Spacecode LLC ("Spacecode") to provide engineering, telecommunication technology and electronic services. IPSTAR Australia PTY Limited ("IPA") was formed to provide broadband satellite services. in Australia. IPSTAR New Zealand Limited ("IPNZ") was formed to provide broadband satellite services in New Zealand. Star Nucleus Co.,Ltd. ("STAR") was formed to provide broadband technology compatible with the IPSTAR satellite. Currently, STAR has not yet registered its share capital and started operation.

Internet - Related Services

The Company provides internet - related businesses through four of its subsidiaries/associated companies / joint venture companies, namely, CS LoxInfo Public Company Limited ("CSL"), with a concession from the Communications Authority of Thailand ("CAT") granting it the exclusive license to provide television transponder services via satellite and internet via satellite for 22 years, expiring in 2016. CSL also provides commercial internet access with ground and satellite networks under the brand name of CS LoxInfo for 10 years, expiring in 2007.

On March 6, 2003, CSL merged its internet business with Loxley Information Service Company Limited ("Loxserve") - the provider of LoxInfo Internet under a concession from CAT for 10 years, expiring in 2006 - by acquiring 94.14% of its shares. Loxserve's customers are mainly corporate. Its strong points are quality of networks, products and services backed up by efficient customer and technical support teams who are available 24 hours to give advice and solutions. As a result, CSL become the leader in a high quality, full - range internet service for most types of customer in Thailand. The savings in the cost per unit of ProTrunk circuits and in the cost for rural telephone lines resulted in more profits after the merger. CS LoxInfo listed on the Stock Exchange of Thailand on April 8, 2004.

CS LoxInfo has a subsidiary company called CS LoxInfo Solution Company Limited ("CLS"), which engages in the business of distribution of CSL internet access service serving Japanese companies operating in Thailand.

In addition, the Company providese - learning services and content services for broadband networks through Shin Broadband Internet (Thailand) Company Limited ("SBI"), its subsidiary. The Company provides internet services in Lao PDR through a joint venture Lao Telecommunications Company Limited ("LTC") and through Cambodia Shinawatra Company Limited ("CamShin"), its subsidiary in Cambodia.

[illegible] Services

The Company is a provider of telephone - related services through an investment in Shenington Investments Pte Ltd. ("Shenington"), which is a holding company. Its main objective is to invest in international telecommunications. It currently has an investment in two companies.

Lao Telecommunications Company Limited ("LTC") is a joint venture owned by Shenington and the government of Lao PDR. It has a 25-year license, expiring in 2021 to operate fixed line telephone, cellular phone, and international call services, including leased line and internet services. LTC operates the following telecommunications services in the Lao PDR

- Public Switched Telephone Network (PSTN)
- Digital Phone Service (GSM) 900
- Public Phone
- Internet Service Provider
- International Call

Cambodia Shinawatra Company Limited ("CamShin") CamShin was granted a 35-year concession from the Cambodia Government, expiring in 2032, to provide fixed-line telephone services using a Wireless Local Loop System: WLL 450 MHz and 1800 MHz and mobile phone services under Digital Phone Services (GSM) 1800 and 900 MHz systems. In Q3 2003, CamShin started to provide internet access services under the brand name of CamShin.net. CamShin is one of five internet providers in Cambodia.

[illegible] Printing [illegible] Distributing Services

The Company is a provider of telephone directory printing and distributing services through an investment in Teleinfo Media Co.,Ltd. ("TMC") by purchasing 43.90 million ordinary shares, equivalent to 63.25% from SHIN and Singtel Interactive Private Limited ("SIP") for 506 million Baht. The acquisition in TMC leads to a businesses synergy, allowing CSL to create added value businesses in the future.

TMC has a paid-up capital of 694.14 million Baht and is a joint venture business with the Telephone Organization of Thailand ("TOT"). It has been granted a 10-year concession to exclusively publish and distribute both white and yellow pages telephone directories in Thailand from 1996 to 2005.

Unit : Thousand

Type of Business	Operating Company	2002	2003	2004
Satellite transponder leasing	Shin Satellite	3,857	3,271	3,105
and related services	CS LoxInfo			
Internet-related services	CS LoxInfo	467	1,194	409
	Shin Broadband			
	Internet			
	Shenington Investments			
Telephone related services	Shenington Investments	673	1,340	1,559
Printing related and yellow pages	TeleInfo Media	-	-	47
Total service income		4,997	5,805	5,120

The satellite transponder leasing and related services, which are the core business of the Company, comprise two major groups of customers at year end 2004 as follows:

Television Broadcasters, representing 47.5%

- Analogue TV broadcasters 24.5%
- Digital Ku-band Direct-to-Home (DTH) TV broadcasters 12.5%
- Digital TV broadcasters 7.5%
- Educational TV broadcasters 1.8%
- Other types of broadcasters (such as radio) 1.2%

Telecommunication service providers, representing 52.5%

- Domestic VSAT 24.5%
- Rural telephony service provides 8.8%
- Internet service providers 10%
- Cellular phone operators 7.3%
- Other telecommunications service providers 1.9%

Income classified according to the types of local and international customers:

Unit: percentage

Type of income	2001	2002	2003	2004
Local customers				
Shin Satellite Plc	43.4	39.8	31.0	37.3
CS Loxinfo Plc.	9.7	10.0	20.2	6.9
Shin Broadband Internet (Thailand) Co.,Ltd.	0.1	0.2	0.4	0.5
Teleinfo Media Co., Ltd.	0.0	0.0	0.0	0.9
Total local customers	53.2	50.0	51.6	45.6
International customers				
Shin Satellite Plc	37.1	36.6	24.9	23.1
CS Loxinfo Plc.	0.0	0.0	0.0	0.0
Shenington Investments Pte.	9.7	13.4	23.5	31.2
IPSTAR Co., Ltd.	0.0	0.0	0.0	0.1
Total international customers	46.8	50.0	48.4	54.4
Total service income	100.0	100.0	100.0	100.0

SMILE UP



Social Contribution

Thaicom Foundation

The Thaicom Foundation was established on 30 December 1993 to support and promote educational development through modern technology, especially in rural areas, in cooperation with the Department of Non Formal Education, Ministry of Education. The Foundation contributed distance-education-via-satellite kits as well as financial and technological support to Wang Klaikangwon School in Hua-Hin, Prachuab Kiri Khan Province. Educational programs are broadcast from the school via Thaicom Satellite.

In 2004, Thaicom Foundation received over 15 million Baht donation from Shin Corporation Plc. Group of Companies to provide educational scholarships to orphaned and underprivileged children all over the country.

Support from IPSTAR to the Tsunami Victims

Shin Satellite Plc. learned of the suffering of the Tsunami victims in the six southern provinces on 26 December 2004 and dispatched a series of technical support from IPSTAR to the affected areas, consisting of :

- Installation of satellite user terminals using the IPSTAR ground network system, through the network control system and Thaicom-3 satellite. This was the only system that functioned efficiently during this natural disaster.
- Installation of the IPSTAR satellite telephone network to provide both local and international long-distance telephone services, including IPSTAR internet satellite service for the tsunami victims in the affected area of Phuket Province.
- Installation of Satellite News Gathering (SNG) equipment kit, which is a satellite broadcasting system via IPSTAR used as a back-up system for ITV's live news report in case of unexpected interruption of other communications systems.

Support for Education and Telecommunications for Medical Purposes (Telemedicine) in Cambodia

Cambodia Shinawatra Co., Ltd., or Camshin, a subsidiary of SATTEL, donated IPSTAR equipment to a charity called Japan Relief for Cambodia. Camshin has been supporting the construction of Internet networks for telemedicine and education in rural areas of Cambodia.

Social Contributions in Lao PDR

Lao Telecommunications Co., Ltd., of which SATTEL holds 49%, regularly makes several social contributions each year, such as educational assistance for underprivileged students in rural areas.

Promotion of Science Education

To promote science education, especially in satellite telecommunications, to children and youths, SATTEL has provided satellite models and information on satellites to the Science Centre for Education for exhibition. Moreover, SATTEL also founded a Satellite Museum at the Thaicom Satellite Station in Nonthaburi to disseminate knowledge on the history and development of telecommunications.


ENERGIZE UP

IPSTAR is the Company's next satellite project. The aim of this project is to provide broadband Internet services via satellite. This combination of satellite and Internet technologies enables broadband Internet services to be more efficient. The joint technologies eliminate the limitations of service areas due to their capability to provide services to all areas that the satellite covers. The IPSTAR-1 satellite will commence its service in mid 2005, and will cover Asia and Australasia. The region is known for its free competition, fast-growing telecommunications industry, as well as companies specializing in regional marketing. The Company is currently serving customers in the region through its Thaicom 1A, Thaicom 2, and Thaicom 3 satellites and, in so doing, has acquired marketing expertise in these prime markets for the IPSTAR Broadband Satellite Project. The project will increase the Company's potential to compete more efficiently with ground telecommunications networks. The Company expects to be the first service provider to offer broadband Internet via satellite in the Asia-Pacific region.

IPSTAR technology is the world's most advanced technology developed for satellite broadband Internet communications. The Company has patented innovative technologies and is very proud of this achievement; as this has proven that a Thai company is capable of inventing an internationally recognized technology for satellite broadband Internet. IPSTAR technology focuses on improving the ability to optimize bandwidth management, which results in a lower service cost.

[illegible] Project

The IPSTAR satellite is a technology revolutionizing broadband Internet service. It delivers two-way broadband via Internet Protocol. By using satellite transceivers without telephone connections, its link is always on. The satellite can receive and transmit a large amount of data, data files, still images, voice, or multimedia data. The IPSTAR project also provides several services: leased line service, broadcasting, virtual private network (VPN), rural telephony, as well as using it as a back up service, in the case when a customer has some difficulties with his / her main Internet Service. With its capacity and its ability to cover nationwide-even in the remote areas where there are some difficulties with the accessibility of communications networks, satellite broadband Internet with IPSTAR technology has many advantages over competitors. These advantages include service delivery, implementation, public / corporate network connection software, as well as equipment.

The benefits gained from IPSTAR technology development provide broadband Internet via satellite with cost advantages and low technological risks due to the following reasons:

The technology was designed to support personal Internet service, which can serve a large number of customers. Due to an economy of scale, its cost has been reduced much more than that of other existing satellites used to provide broadband Internet.

The Company utilizes a geo-stationary orbit satellite, which is not as risky and expensive as medium orbit satellites. It does not use on-board processing or satellite interconnection. However, the Company does employ Ku-Band frequency to connect users with efficient service delivery. The IPSTAR satellite was modified to incorporate new major technologies:

The Satellite

IPSTAR uses the same cellular system for frequency distribution as that used in cellular telephone networks. This system together with the new satellite antenna dish enables the IPSTAR satellite to use the bandwidth repeatedly, thus increasing the satellite's capacity to expand the bandwidth. It also uses Dynamic Link Allocation (DLA) that optimizes the efficiency of transponder use at all times even adverse weather conditions.

User Terminals and the Process of Receiving and Transmitting Signals

IPSTAR uses new encryption and modulation technologies to increase the capacity of transponders so that they can transmit less amplified signals. The satellite can then use smaller satellite antenna dishes and less power. The cost of user terminals can also be reduced.

[illegible] The new transponder technologies mentioned would provide IPSTAR Broadband Internet Service with special abilities: bandwidth can be allocated for optimum efficiency; customers can jointly use the band width, which is suitable for asymmetric Internet usage where the signal receiving and transmitting ratios are different. In addition, Encryption can be altered to suit different weather conditions so that connectivity will be maintained despite adverse weather conditions.

With these technologies improved for IPSTAR, the IPSTAR satellite is an efficient alternative that helps cutting costs for services and businesses requiring high-speed data transmission such as teleconferencing or video on demand. This creates good opportunities and business potential for these services.

[illegible]

[illegible]

IPSTAR-1 divides its service area / footprint into 94 beams (84 spot beams, 3 shaped beams, 7 broadcast beams) with fixed footprints covering important locations in the Asia-Pacific region to minimize wastage on oceans and sparsely populated areas. Ku-Band transponders will transmit the last phase of the signal to customers, depending on the available technical equipment and cost effectiveness.

IPSTAR-1 has the capacity to transmit 45 Gigabytes per second (Gbps) while conventional satellites can transmit less than 3 Gbps. This high capacity is achieved by using the frequency repeatedly many times and modifying the bandwidth as needed through high-capacity ground network control stations or gateways. The ground network control stations can increase or reduce signal intensity from one transponder to another, for example, they can increase the transponder intensity in case it is covering areas affected by heavy rain. The key solution to this smart feature is the encryption and compression technology using high-level mathematical formulae that enables 1-Hertz frequency to transmit 4 bits of data while existing satellite technology can transmit 1 bit per 1 Hertz. The increased capacity of this new generation satellite equals about 1,000 transponders.

Picture 1: IPSTAR's Service Areas: SPOT Beam BROADCAST Beam and SHAPED Beam


Spot Beams
Shaped Beams
Broadcast Beams

IPSTAR user terminal

IPSTAR user terminals, ground network control stations or gateways and network system. Due to IPSTAR's ability to arrange the waveforms and air interface used in both receiving and transmitting, the cost of IPSTAR ground equipment is less than that of other existing systems.

Picture 2: The Use of User Terminals


IPSTAR User Terminal
Applications
Pay on demand
Listen to
Telephone
IP User
VDO conference
via satellite

IPSTAR user terminals may be used for various purposes, depending on the types of the terminals available from which to choose. Devices or equipment such as personal computers, corporate network computers, telephone networks, televisions, etc. can be connected to the terminals. User terminals comprise of two important devices: an Outdoor Unit (ODU), which is an antenna, and an Indoor Unit (IDU), which is a net-work or consumer box.

- **The Structure of the IPSTAR Network System**

  The structure of the IPSTAR network is in a star form: All user terminals are connected to gateways whose function is to link them to Internet network, telephone exchange or IPSTAR's ground network control stations in other countries.

Picture 3: The Structure of IPSTAR Network System


Forward Link (from Gateway to terminal)
Return Link (from Terminal to gateway)
Other IPSTAR Gateways
Internet Backbone, PSTN, Public & Private Networks
Fiber Links
IPSTAR Gateway
Consumers
Corporate, SOHO, Service Providers ISPs, Broadcasters

Target Groups

Due to a rapid increase in demand for broadband Internet, and the lack of telecommunication networks to support a large number of demands in this region, the Company sees an opportunity for IPSTAR to be a solution to these problems. IPSTAR's target groups that have most potential in using satellite broadband services are:

1. Countries that have large territories and a large population, but without enough communications to meet the demand due to geographical constraints, possibly the vastness or inaccessibility of the area, makes them not an economically sound investment for terrestrial communications networks. These countries include China, India and Australia.
2. Island countries where investment in ground communication network is impractical and very costly. These countries include Indonesia and the Philippines, and countries that have separate territories such as

   Malaysia's Sabah and Sarawak States.
3. Countries that are now in the process of developing ground communication networks but lack the budget for the investment. These countries include Thailand, Vietnam, Cambodia and Myanmar.

Countries that have efficient ground communications systems and have rapid expansion of Internet communications. These countries include South Korea, Japan and Taiwan.

In this regard, the main target group for IPSTAR will be the countries having problems regarding terrestrial communications services or those having no access to such services. These countries include China, India, Australia, Indonesia, Thailand, Malaysia, and Vietnam. The secondary target group will be the countries that have a rapid and high demand in broadband Internet use, where their existing ground systems cannot cope with the increased demand. These countries include Taiwan, South Korea and Japan.

[illegible]

The main service of the IPSTAR project is to provide bandwidth capacity within the countries covered by the IPSTAR satellite, provide services through gateways and network systems and sell user terminals.

Bandwidth based on countries

Beam	Country	Download Bandwidth (Mbps)	Upload Bandwidth (Mbps)	Total Bandwidth (Mbps)
Spot Beam (download/upload)	Australia	3,096	2,875	5,971
	Brunei	77	71	148
	Cambodia	244	233	447
	China	5,763	5,279	11,042
	India	3,759	3,946	7,705
	Indonesia	1,260	857	2,117
	Japan	1,689	1,283	2,972
	Malaysia	1,578	1,372	2,950
	Myanmar	514	489	1,003
	North Korea	57	53	110
	New Zealand	534	457	991
	Philippines	820	457	1,277
	South Korea	578	445	1,023
	Singapore	86	84	170
	Taiwan	665	481	1,146
	Vietnam	948	954	1,902
	Thailand	1,556	1,367	2,923
Shaped Beam (download/upload)	Australia	297	177	474
	China	356	236	592
	Indonesia	278	236	514
Broadcast [illegible] [illegible] [illegible]	Australia	164	-	164
	China	164	-	164
	India	164	-	164
	Indonesia	96		96
	Japan	164	-	164
	Malaysia	49	-	49
	Philippines	164	-	164
	Vietnam	25	-	25
	Thailand	96	-	96

The Company has 18 locations for IPSTAR gateways in the Asia-Pacific region:

Locations of IPSTAR Gateways

Order	City	Country
1	Delhi	India
2	Bombay	India
3	Pathum Thani	Thailand
4	Beijing	People's Republic of China
5	Guangzhou	People's Republic of China
6	Jakarta	Indonesia
7	Tokyo	Japan
8	Kalgoorlie	Australia
9	Broken Hill	Australia
10	Shanghai	People's Republic of China
11	Seoul	South Korea
12	Manila	Philippines
13	Kuala Lumpur	Malaysia
14	Taipei	Taiwan
15	Hanoi	Vietnam
16	Auckland	New Zealand
17	Yangon	Myanmar
18	Phnom Penh	Cambodia

The Advantages of Using IPSTAR Services

1. **Technological Advantages**

   Due to its economy of scale, IPSTAR technology has low cost bandwidth. In addition, the cost of user terminals is likely to be reduced in the future, compared with broadband Internet service via other satellites.

2. **Service Advantages**

   IPSTAR includes a combination of satellite and Internet services. It has advantages from both services: on the satellite side, it can offer services to remote areas where the ground network system cannot go. This also includes the ability to connect with extensive communications networks. On the broadband Internet service side, it allows more content development for applications sent directly to customers.

Strategy and Effectiveness of Marketing Competition

1. **Building an image of leadership in providing satellite broadband Internet service for the first time in the Asia-Pacific region.**

   The launch of IPSTAR-1 in early 2004 marks a major milestone for Shin Satellite Plc. and Thailand's telecommunications business, as this new and evolutionary broadband satellite service will be implemented across 14 countries within the Asia-Pacific region. Shin Satellite Plc. possesses leading edge technology for using Internet Protocol over satellite.

2. Using technology to enhance competitiveness.

A strong point of IPSTAR is the cutting-edge technology used in its design, which supports extensive service coverage and smart bandwidth management. Due to the advantage of economies of scale, IPSTAR's cost per megabit per second (Mbps) will be less than one third that of conventional satellite systems. Additionally, an R&D team was set up to improve the capacity of the IPSTAR user terminals and will likely bring the cost further down in the future. These factors should be adequate for broadband Internet services to receive a good response from the market.

3. Low cost

The cost of providing broadband Internet via the IPSTAR satellite is lower than that of conventional satellites. This gives an opportunity for people living in remote areas and suburbs to be able to afford broadband Internet at reasonable prices.

4. Full service provider

IPSTAR is a broadband Internet service provider, as well as a developer and distributor of user terminals. IPSTAR broadband Internet services will be able to compete with other broadband Internet services, such as ADSL or cable modem. The IPSTAR project will have the additional advantages of a geo-stationary satellite technology, such as flexible service locations and quick deployment. The use of the geo-stationary satellite technology enables the Company to provide services to customers in the entire region quickly.

5. Alliance network development

Since IPSTAR service covers 14 countries in the Asia-Pacific region, the Company is well aware of the differences of geographical factors in each country. It is determined to strengthen its bussiness alliance network --- especially with national service operators (NSO), who have a secure financial status and expertise in technology in individual countries. This is to ensure efficient operations in several areas: infrastructure for IPSTAR service, management, marketing, as well as appointment of technological experts in each country to provide value-added services to customers and counterparts in individual country.

Marketing Activities

The Company's marketing activities for IPSTAR in the first phase is to provide IPSTAR ground equipment that can be used with existing conventional satellites, such as Thaicom satellites or others. The equipment was, however, developed to use with the IPSTAR-1 satellite. It is capable of receiving and transmitting more data than usual through transponders, thus enhancing the efficiency of the existing satellites and reducing service cost.



[illegible] and Competition

[illegible] Satellite

[illegible] Internet [illegible] (ISP)

The Company maintained its continued success in providing broadband Internet ProTrunk services, which is a direct international connection to the Internet for corporations at any geographical location under the footprint of Thaicom satellites. Major markets of broadband ISPs and corporate customers of the Company are Indochina, India, Pakistan, Bangladesh, and Thailand.

There was a dramatic decrease in broadband service market prices and intense price competition by satellite companies in China, Singapore, as well as under-the-sea fiber optic companies from Japan, Singapore and Hong Kong, which are the biggest Internet centers in the Asia Pacific region. This phenomenon had an effect on the Company's service expansion.

Over the past year, the Company succeeded in increasing the efficiency of the process and its competitiveness, by using networks directly connected to the Internet Backbone via the Hong Kong gateway. Then, the Thaicom 1A and Thaicom 3 satellites will be able to receive and broadcast signals to customers worldwide.

In 2005, the Company plans to continue to expand its backbone network in order to support increasing capacities from Indochina and prepare some customers to switch to the IPSTAR service.

[illegible]

In 2004, the Company's key customers in the broadcasting business are domestic broadcasters, both Free-to-Air (FTA) and Pay Per View (PPV). The main expansion has been in the Global Digital TV Network, where the Company arranges for satellite capacity and signal turnaround using several satellites to transmit signals to Thaicom to achieve global viewing audiences for customers. Moreover, many foreign customers use our system integration service whereby the Company procures and installs the equipment and transmission system for customers.

Since economic conditions in 2004 improved continuously, broadcasting revenue trends simultaneously increased. The increase consisted of both new customers, such as domestic and foreign cable head-end operators and content providers, and existing customers who have expanded the number of TV channels, hours of usage, and system integration services. In 2005, the Company plans to release more "One-Stop Shopping" packages to expand the customer base, and prepare for the need of video platform services from an increasing number of prospective customers after the National Broadcasting Commission (NBC) is ready to issue more licenses to business operators.

[illegible]

In September 2004, the Company temporarily closed all the transponders on Thaicom 3 to charge batteries as satellite maintenance during the solar eclipse. Later, after the maintenance was complete, the Company gradually switched on the transponders to provide services to customers as normal. Moreover, after the contract on the C-Band Regional Beam of DOS (India's Department of Space) expired in December 2003, the Company established service commitments from new customers to lease three C-Band Regional Beam transponders and one Ku-Band transponder. The Company expects TV broadcasters in Asia to lease one C-Band Regional Beam transponder within the year 2005.

Broadband [illegible]

Global [illegible]

Reports from marketing research institutes indicated that in the year 2004, the number of global broadband Internet subscribers was more than 150 million persons, which is an increase of 53%, compared to the same period of the previous year 43% of broadband Internet subscribers, or 58.7 million people, are in Asia-Pacific region, while 27% or 37.1 million people are in Europe, the Middle East and Africa, and 30% or 40.6 million people are in the Americas (Source: Point Topic, 2004 and eMarketer, 2004). More importantly, the reports concluded that second only to the United States, China has the highest growth rate in broadband Internet usage of 22.2 million subscribers, increased from the previous year, with Japan coming in third place and South Korea in fourth.

Northern Sky Research (NSR) indicates that at the beginning of 2005, the global need for satellite broadband Internet will increase considerably (Northern Sky Research's Broadband Satellite Markets, 4th Edition). Subscriber groups will no longer be limited only to corporate customers and large-scale organizations, but will also cover general users and small and medium-sized enterprises. The service cost will become inexpensive and various types of service will be in the form of IP based applications. The year 2005 is truly the year of the broadband satellite business, since it is the first time ever that full broadband satellite services will be globally available. There will be several broadband satellites being launched into orbit to provide full commercial services. These satellites include IPSTAR (Asia region) and WildBlue (USA).

Picture 1 - Broadband subscribers worldwide, 1997, 2000, 2003, 2006, 2007 (in millions)


300
250
200
150
100
50
0
245.5
209.6
98.8
13.1
1.0
1997
2000
2003
2006
2007

*Note: *includes all residential and bussiness subscribers but does not include wireless LAN, Bluetooth or 3G mobile broadband subscribers*
Source: (eMarketer) March 2004

Picture 2 - The first 10 countries with highest usage of broadband Internet during Q2-Q3, 2004


30000
25000
20000
15000
10000
5000
Thousands of broadband lines in use
USA
China
Japan
South Korea
Germany
France
Canada
UK
Italy
Taiwan

Source: Point Topic

Broadband Industry in Asia Pacific Region

Due to the high economic growth rate in the Asia Pacific region, the broadband Internet business is gaining momentum in the market. Researches from marketing institutes indicate that the broadband market can achieve up to 43% of growth rate, especially the market in China, which has the potential of up to 42.5 million broadband subscribers (Source: Point Topic, 2004). In addition, satellite communication technology is playing an important role in filling the communication gap by minimizing communication problems in remote areas inaccessible to ground network. It can efficiently respond to the changing way of lives of people in such areas. Analysts also estimate that the broadband industry is required to create innovations to suit the specific market needs in each country in order to gain a better response from those markets. These innovations include new services like E-learning via satellite communications, video distribution or video rebroadcasting, corporate virtual private network (VPN) and content distribution (Source: Deloitte Touche Tohmatsu Institute 2004). Thailand's IPSTAR project focuses on providing services for broadband Internet needs, as well as other supplementary services mentioned above. It therefore is expected to contribute efficiently to the growth in economy, education, etc. in this Asia Pacific region.

Broadband Industry in Indochina Region

The largest problem for countries in Indochina region, such as Myanmar, Cambodia and Laos, is the lack of basic communications infrastructure, which considerably increases the need for wireless communications. For example, in Cambodia over 600,000 people use mobile telephones while less than 40,000 people registered for conventional telephones (Source: www://RESEARCHANDMARKETS.com). This is because it is difficult to establish conventional network infrastructure in some remote areas, and therefore broadband Internet via IPSTAR satellite has become the preferred option in expanding communications networks in this region. The application services being provided include broadband Internet, Internet cafe networks, rural telephony, and corporate virtual private networks (VPN). These services have essentially supported the fundamental communication structure in the Indochina region. Over the past 2-3 years,

the Company has provided these services to both governmental and private sectors in the region and these customers will continue using our services after the IPSTAR-1 satellite becomes operational in Mid 2005.

Broadband Industry in China and India

China and India are large markets with high potential need of broadband services. Moreover, the governments of both countries realize the importance of telecommunications. They have a clear policy in using high technology satellites to develop the countries' basic infrastructure, in order to ensure their people of a full access to knowledge and information in a fast and efficient manner (Source: ITSO news). The Company has begun broadband services in this region by establishing IPSTAR gateways in both China and India to serve as ground networks for the IPSTAR satellite. These gateways are now used with conventional satellites, which provide the first generation IPSTAR services before the IPSTAR-1 satellite could officially operate in 2005.

Broadband Industry in Indonesia

Indonesia comprises many islands and it rains throughout the year; therefore, satellites seem to be the most suitable telecommunication solution for this country, thanks to it wide coverage and quick installation. Market research indicates that Internet service providers in Indonesia have become more interested in using satellites in the Ku-Band frequency (in the past Indonesia used only C-Band) because Ku-Band has more advantages, like lower interference from microwaves. However, Internet service providers still worry about the quality of the Ku-Band frequency, which could be weakened by heavy rain. To handle this problem, the IPSTAR-1 satellite has a system called Dynamic Link Allocation (DLA), which can adjust the signal quality according to the weather conditions, to ensure the smooth and continual transfer of signals. This system is another advantage of IPSTAR-1, which has been developed to suit such needs.

IPSTAR-1's communication technology can be adapted to many services such as e-learning, broadband Internet, basic communications infrastructure and disaster prevention at the national level.

Broadband Industry in Australia and New Zealand

Australia and New Zealand are promising markets for the broadband Internet business, because most people have sound knowledge of modern technology. The two countries also have a vast landscape and population scattered throughout the area, making it difficult for wired telecommunications systems to cover all the countries. Many Internet Service Providers therefore choose IPSTAR satellite services, which feature wider coverage, especially for those activities requiring high-speed transfer and huge bandwidth such as Video Conferencing: VDC), broadband Internet, and corporate Virtual Private Networks (VPN). End-users in these two countries include consumers in suburban areas, governmental and private organizations.

[illegible] in Thailand

In 2004, the broadband Internet market expanded rapidly due to many factors, such as the increasing global trend in using broadband Internet, cheaper broadband Internet service charges, policies from the Ministry of Information Communication Technology (ITC) and support from the government that stimulated the broadband market. Such instances include the sale of low-priced personal desktops and laptop computers to the public, an Internet for schools project, and other projects aiming to develop basic communications systems in governmental ministries, departments and divisions.

A research by Point Topic Company indicates that in 2004, broadband Internet subscribers in Thailand have increased by 95% (Source: Point Topic, 2004).



Percentage growth
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
Q3 2004
Thailand
Hungary
Poland
Czech Republic
Turkey
Mexico
Estonia
Australia
Brazil

Analysts from IDC, a well-known Internet research company, reveal that the value of Thailand's Internet market tends to increase from $137 million in 2004 to $327 million in 2006. The market in this year will keep expanding because there are still many ISPs who wish to compete in the market in terms of price and service, making the ISP business grow a further 40-50%, especially in broadband Internet and corporate Internet services. Furthermore, there is a trend to expand the customer base to provincial areas. Most broadband Internet subscribers are players of online games. ISPs therefore tends to compete by delivering more one-stop services, which include content in the presentation and focus primarily on developing entertainment content and applications such as movies, music and games, by cooperating with content providers.

As for broadband Internet services and implementation technology in Thailand, broadband Internet via satellite has become the preferred option among ISPs, because it could extend the services to targeted customers immediately and comprehensively, all with a cheaper investment cost for connecting to networks in areas inaccessible to wired communications systems.

To compete in Thailand's broadband Internet business, the Company focuses on building cooperation with ISPs, content providers and application developers. Details will be illustrated below. .

New Products and Service

Multicast

In 2004, the Company, in association with Shin Broadband (Thailand) Co., Ltd., and EGV Group, provided the new My-Theater service for the first time in Ratchaburi Province. It is a revolutionary, new development of theater combining movies, Karaoke and games in one place, using multicast file transfer via the IPSTAR system.

Satellite News Gathering (SNG)

Satellite has the advantage of fast development and nationwide coverage so it is most appropriate for serving the most remote areas such as islands, jungles, mountains or deserts. up with the mobility of IPSTAR, this is the major demand factor for many issues, like providing help to refugee camps or disaster management.

Mobile Trunking

The first IPSTAR mobile trunking project was in cooperation with Lao Telecom, which is a mobile telephone service provider, and began service, in Lao PDR, in the second quarter of 2004. The project helps expanding the mobile telephone system to cover almost all areas of the country. IPSTAR mobile trunking is able to cope with various forms of mobile telephone usage, both in terms of data and other non-voice services.

Supplementary System for Internet, Telephone & Video Service (Triple Play)

This advanced supplementary system can provide Internet, voice-based and video-based services at the same time, thanks to the wide coverage of IPSTAR over the Asia Pacific region and the multicast system that enables IPSTAR to transmit video signals to a large number of users with ease. Furthermore, IPSTAR is also capable of serving Interactive TV.

High-Definition Television (HDTV)

HDTV is a new television broadcasting system featuring two times higher picture definition compared to the conventional NTSC standard. To send this large amount of data to each television set a highly efficient data-compression system is required. IPSTAR is capable of handling this job very well, transmitting the signal for HDTV efficiently. The Company is planning to start an HDTV service in the near future.

IPSTAR Ground System Equipment

IPSTAR ground system equipment comprises of an IPSTAR Gateway and IPSTAR User Terminals.

IPSTAR Gateway

The IPSTAR Gateway was specifically designed for multi-application usage and broadband communications services to users, including corporate customers, Internet service providers (ISPs), or general users. The services being provided are Internet access, Intranet Networks, Video Conferencing, Broadcast and Multicast Multimedia, Data Transaction and Telephony Services. The services that are based on the IP (Internet Protocol) platform and capable of Cos/Qos (Class of Service/Quality of Service) management, will be working efficiently on the second generation IPSTAR Gateway as well.

IPSTAR User Terminal

A wide range of IPSTAR User Terminals is available to suit the customer's requirements. The IPSTAR Satellite User Terminal is a highly integrated satellite transceiver that enables low-cost broadband satellite access and ease of installation and use. The compact enclosure for each product is aesthetically designed. They are suitable for corporate, MTU/MDUs, SMEs and individual users.

The Professional Series is a specially designed and integrated unit that provides the interface between the forward/return link of the satellite, and the computer network via either Ethernet port or USB to a PC, or to an optional internal PCMCIA interface to support IEEE 802.11 wireless or VoIP interface. The Professional Series is capable of 4 Mbps downloads and 2 Mbps uploads.

The Consumer Series is a low cost version (integrated ASIC chipset) derived from the Professional Series, and is specially designed for SOHO and consumer markets. The Consumer Series is capable of 2 Mbps download and 1 Mbps upload. It also offers integrated interfaces for applications such as voice service, IP Multicasting, VPN and video conferencing

The Simplex Series (one-way) satellite modem is designed for individual users/home users, where the data download is via satellite and the upload is via terrestrial network. This terminal integrates a built-in modem for connecting to an Internet Service Provider. The Simplex Series is capable of 1 Mbps download.

Usage of IPSTAR Ground System Equipment

Although the IPSTAR satellite will be launched in 2005, the Company has implemented the IPSTAR Ground System, which includes gateway and user terminals working effectively with conventional satellites for a period. The first generation IPSTAR Ground System is used in many countries such as Thailand, Myanmar, Laos, Taiwan, Australia, China, and India. The System works with many Ku-Band satellites such as Thaicom, ST-1, Insat3B, NSS-6, Chinastar-1 and Intelsat-709.

Once IPSTAR is launched, all the Ground System Equipment will be transferred to use with IPSTAR-1's channels, which will mark the official beginning of the Second Generation IPSTAR-service. The Company expects that user terminal equipment of various models and capacities will be introduced to the market, including the professional series, consumer series, simplex series, etc. Based on continued market research, it is foreseeable that when the demand for these products in the market increases, the economies of scale and chip technology advancement will lower the production cost for user terminal equipment, thus considerably increasing the Company's competitive efficiency in the broadband business.

Marketing Strategies

In 2004, the Company has initiated many broadband services using the IPSTAR First Generation Gateway to work with conventional Ku-Band satellites in many countries in the Asia-Pacific region, such as Thailand, Myanmar, Australia, China, India, Laos and Taiwan. The services were widely accepted by business partners and have enabled the Company to develop the IPSTAR system to become even more

efficient. The Company has received many suggestions for IPSTAR services, and by learning from them will formulate effective marketing strategies. This will increase the efficiency of the IPSTAR Gateway system when working with IPSTAR-1 in the future.

When IPSTAR-1 is launched, it will employ the IPSTAR Second Generation Gateway ground system, which is much more efficient than its predecessor. The Company will focus on providing products and services at appropriate prices to respond to the users' requirements in terms of both quality and value. Certified by ISO 9002 to international quality standards, the Company will emphasize generating integrated solution services and promote a good relationship with business partners in each region, under the following marketing strategies.

- **Products and services**

The Company has cooperated with business partners who specialize in the software and hardware used in new product development. It focuses on continually introducing new innovations to the market to suit customers' needs in each country, e.g. the development of the Triple Play system and the platform for HDTV (High Definition Television) and other services from which these business partners can choose and market as an off-the-shelf product.

Furthermore, the Company acts as a solution service provider is a great advantage since the services provided could be used as advice for existing applications to correspond to the usage and needs of business partners. It also supports the customization of the existing system to be compatible with others, thus ensuring total system integration. The Company will test the system and service area to make sure that they can function according to objectives, while the Company's engineers and technicians will closely cooperate with business partners and train their technicians to achieve optimum operational quality.

- **Sales promotion**

The Company differentiates itself from others by providing value added services as a bundled solution with existing products and services to increase users' efficiency and reduce any unnecessary expense.

- **Distribution channel & allocation**

The Company will recruit direct sales agents to be responsible for six distribution zones including Indochina, China, India, South Asia, Australiasia and Thailand, to ensure that IPSTAR services cover all 14 targeted countries. The main strategy is to cooperate with key service providers of each country to set a joint business model and new business platform according to policies to strengthen business partners and prepare them for market competition. Furthermore, the Company is preparing operational procedures and investment analysis etc to perform a feasibility study for business partners and to work cooperatively with them for the mutual benefit of both parties.

Technological and Operational Risks

In-Orbit Failure

Even when they are in orbit, satellites are not exempt from some risks, such as system failure, solar discharges or collision with objects in space. Damages to a satellite system might adversely affect the Company's service to customers. However, satellites are designed to withstand a certain measure of the rigors of space and it is extremely unlikely that they will suffer severe damage to the point of complete failure. Nevertheless, the Company has a backup plan in place to minimize the effect on customers in case any of the Company's satellites is severely damaged and becomes inoperative by temporarily transferring some customers to available transponders on the other remaining Thaicom satellites. The Company has also made agreements with other companies to lease their transponders, such as ST-1 and Intelsat satellites to provide a service in Taiwan, Australia and New Zealand, until a replacement satellite is launched. The manufacture of a satellite is usually expected to take approximately 15-18 months.

The Company is aware of the potential risks of satellites in geo-stationary orbit and measures are taken to minimize them by insuring the satellites against all risks, with the Company and the Ministry of Information and Communications Technology (ICT) as joint beneficiaries. The insurance policy is for full coverage with partial loss, meaning that the Company can immediately claim for indemnities when the satellite is partially damaged. The insured value equals the satellite's book value plus the cost for delivery and launch at the time of contract issuance. The insured value does not cover compensation for loss of revenue owing to the satellite's damage, which could possibly affect the Company's operational performance.

Insured Value

Project	June 2004-June 2005
Thaicom 1A	US$ 26.08 million
Thaicom 2	US$ 24.82 million
Thaicom 3	US$ 38.20 million

However, the insurance policy shall not cover damages to or loss of the satellite caused by or resulting from

1. War, invasion, defense, acts leading to war by Government, or military actions.
2. Anti-satellite equipment or atomic-bomb or nuclear-related equipment.
3. Rebellion, uprising, riot, strike, revolution, civil war.
4. Seizure by government agencies.
5. Nuclear reaction, radiation by radioactive waste, which, directly or indirectly, causes loss/damages to the satellite, but excluding radioactivity which occurs naturally.
6. Electrical disturbances or noises, unless they directly cause the loss of or damage to the satellite.
7. Intentional or willful act of the Insured Person(s) or the Authorized Person(s) which causes loss of or damage to the Satellite, unless such intentional or willful act was executed out of ignorance of the consequences.

On February 7, 2003, Thaicom 3 experienced an anomaly in its power supply system causing the Company to turn off 9 Ku-Band transponders of all 14 Ku-Band transponders, leaving only 5 Ku-Band transponders operative. The Company realized from this incident the need to re-structure the power supply system to ensure a smooth operation and best possible services for customers. Therefore, in June 2004, the Company opened a new Ku-Band transponder for Thaicom 3 by turning off the three C-Band transponders, which were idle, to maximize the signal transfer rate. However, because of this incident, the Insurance Company agreed to pay US$ 33 million in indemnities, which did not cover compensation for loss of revenue owing to the satellite's damage. The Ministry of Information and Communications Technology, which has ownership of the satellite and is the joint beneficiary, agreed to put the indemnity in an escrow account on condition that the Company be allowed to withdraw to pay for transponder leases from other providers or toward the construction of a new satellite to replace a damaged one. Both the Company and the Ministry of Information and Communications Technology signed the escrow account on 11 October 2004.

Technological Changes

Satellite telecommunication technology is rapidly and continually developing. Such technological development tends to reduce cost-per-transponder of satellite and provide wider geographical coverage. These allow for more efficient use of resources. Technological changes might impact the Company's operations since our current satellites were manufactured 10 years ago and the technology might be outdated, resulting in loss of customers to competitors with more up-to-date satellites when the lease contracts expire. However, the impact might vary depending on other surrounding factors such as market competition status or even service policies and competency of other service providers.

To stay abreast of the new developments in technology and to satisfy the customers' needs, the Company has been continually investing its resources in research and development on satellite telecommunications technology. The IPSTAR satellite is one example. It is the first broadband satellite in Asia to support the demands of telecommunications networks, especially the Internet, in the Asia-Pacific region. The Company also updated its ground equipment constantly in order to keep pace with the latest developments in satellite technology. As for the present conventional satellite, which is used mainly for broadcasting, the Company still continually studies and researches to develop the satellite service technology to launch a new, more advanced satellite to replace the current one when it expires in the future.

Service Lives of Satellites

Although satellites generally have 12-15 years of active service life, there are also other factors that come into play, such as, their structural design and manufacturing, their sturdiness and the durability of their equipment, the launch rocket, the quality of the launch into orbit, the satellites' fuel consumption level and our skill in controlling the satellites under different conditions. The Company might lose its customers and revenues if Thaicom 1A, Thaicom 2, and Thaicom 3 have shorter service lives than expected and if the Company cannot launch any replacements in time. Current projections show that the service lives of Thaicom 1A, Thaicom 2, and Thaicom 3 should end in 2008, 2009 and 2011 respectively.

A team of satellite engineers at SATTEL estimate the remaining service lives of its fleet of satellites every month. When the remaining service life of a satellite is less than 5 years, the concerned agencies will be informed, who will deliberate on such issues as the application for reservation of the satellite's orbit,

the budget for the construction of the replacement satellite, and the source of financing. Now the Company is in the process of planning to launch a replacement satellite without reserving a new satellite's orbit because the current one is still valid. Moreover, the Company is planning to construct a new IPSTAR-1 satellite for high speed Internet service and will commence service in mid-2005, which will make the Company an integrated IPSTAR services provider with geographical coverage over Asia and Australia, thus reinforcing SATTEL's competitive edge over other telecommunications networks.

Reservation of Satellite Orbit and Frequency Coordination

When the Company has a plan to launch a satellite into a new orbit, it will not be allowed to use the new orbit position until the satellite orbit reservation is made with the International Telecommunications Union (ITU). As the positions for satellites in geo-stationary orbit are limited, both reservation and frequency coordination are very important and come under the organization of a United Nation's agency-the International Telecommunications Union (ITU), of which Thailand is a member, with the Department of Posts and Telegraphs, Ministry of Information Communications and Technology (ICT) acting as an agent to negotiate and coordinate with others. Priority will be accorded to those who apply for orbit reservation first and they must launch their satellites into orbit within 7 years upon receiving approval. The limited orbital slots call for efficient use of resources through coordination of frequency. Such endeavor has become more and more complicated and time-consuming as transponder demand has risen, resulting in an increase in the number of geo-stationary satellites and their proximity of location. Therefore, the elimination or minimization of frequency disturbances might necessitate modification of satellite design, changes of service region or installment of larger ground equipment.

Risks Involving the IPSTAR Project

IPSTAR-1 Launch Delay Risk

Launch delay might ensue as a result of delays in the manufacturing process, satellite tests, launch process and other third party delays. As a consequence, the Company might not be able to deliver service from a new satellite as scheduled. If such delays are significantly longer than expected, it might impact the Company's marketing plan and cause loss of revenue from the new satellite. However, the Company began its marketing activities for IPSTAR through a soft launch by offering the customers the first generation of IPSTAR user terminals for use with Thaicom and other conventional satellites.

IPSTAR-1 should be fully operational in mid-2005.

Risk Involving the Manufacture and Ownership Transfer of the IPSTAR-1 Satellite

On 15 July 2003, Loral Space & Communications Ltd. ("Loral") the parent company of Space Systems / Loral, Inc. (SS/L) which manufactures IPSTAR-1, underwent reorganization (Chapter 11 of the U.S. Bankruptcy Code). This incident could have led to a delay in manufacturing the IPSTAR-1 satellite. However, after the incident, SS/L continued the production process as planned. The Company has no obligation whatsoever to customers who were waiting for the service of IPSTAR-1, and bears no responsibility for any penalty caused by delays.

On 6 July 2004, Loral appealed to the Bankruptcy Court of Southern District of New York (the Court) to alter some conditions in a Plan of Reorganization, where the Court agreed that the period of creditors' negotiation and business recovery plan submission was extended. Later on 22 October 2004, Loral and the Statutory Committee of Unsecured Creditors, which was appointed under the Chapter 11 agreed to complete the Plan of Reorganization and submitted it along with Disclosure Statement to the Court. The Company therefore is confident that SS/L is capable of delivering the satellite on time.

Risk Involving Launch Failure

Even though the construction and launch of a satellite demands a complicated process and technology, and although the Company has carefully commissioned selected experts and an internationally-renowned manufacturer and launch company, there is no guarantee that there will be no unforeseeable mishaps during the launch. Even when in orbit, the satellite still risks missing its precise orbital location, or it might use more fuel than estimated to get into the allotted orbital location and, consequently, suffers a reduced service life to some extent. In some cases, the satellite might be so irrecoverably damaged that it cannot function, or become partially damaged and cannot function fully. Failure in the IPSTAR-1 satellite launch which delays the Company's revenues generated from that satellite's services, plus the period of 15-18 months from manufacturing to launch of a replacement satellite, will affect the Company's growth. To minimize the risk, the Company hires a satellite manufacturer / launch company with a good history of success, expertise and global reputation, such as those in the US and France. Launch failure is covered by an insurance policy and the Company will be fully compensated for the construction and launch of a new replacement satellite. Moreover, while SATTEL is manufacturing a new satellite, the Company will still be able to use ground equipment of IPSTAR system with the existing satellites to further build up a customer base for IPSTAR project.

Business / Operating Risk

Changes in laws, rules, regulations and Government policy.

SATTEL was incorporated and registered in Thailand to operate satellite telecommunications in the country under a concession granted by the Ministry of Transport and Communications (now called the Ministry of Information, Communications and Technology or ICT) to Shin Corporation Plc., which is SATTEL's parent company. In September 1999, the eight-year exclusive period awarded to the Company expired. Therefore, local competitors or international competitors who own satellites are now allowed to apply for a license from the ICT to operate satellite telecommunications in Thailand. However, so far, no local or international competitor has entered the market to compete with the Company.

After the Frequency Allocation Act came into force, the ICT's power to grant licenses was transferred to the National Telecommunications Commissions (NTC) which has now completed the setup process. However, before granting any licenses for telecommunication and satellite telecommunication enterprises, NTC has to first issue rules, regulations and conditions for license granting procedures according to the intention of Frequency Allocation Act, and the process will take a certain period of time. Therefore, it is unlikely that there will be any business competitor in the near future. The Company is negotiating with the Government for modification of the concession which, according to the Telecommunication Enterprise Act,

requires the consent of both parties to the contract. Before any agreement on the modification, the Company must first ensure that the terms and conditions therein benefit the Company's businesses as much as, or more than, the current concession. The success of this endeavor depends on the Government's policy concerning the conditions for the concession modification and the negotiation with the Ministry of ICT which is in charge of overseeing national telecommunication enterprises. Therefore, in the long run, concession modification and the Government's open market policy might impact the Company's businesses.

The Company understands and accepts the Government's policy to open up the telecommunications industry in 2006 as the Government had agreed with the WTO. The competition as a free market will benefit consumers in general. However, the Government is obligated by Article 87 of the Thai Constitution to promote free and fair competition which means that the country of origin of the foreign satellite service companies wishing to compete for business and to operate in Thailand must also allow the Company the same opportunity to do likewise in their countries. This fair principle of reciprocity will enable the Company to expand its international markets to compensate for the potential reduction of local market share because of this open market policy. The Company is confident that the open market policy will have little or no significant impact on the Company's businesses, especially when considering the Company's successes in expanding foreign markets during the last few years and the good relationship which the Company has always maintained with its local customers. The change to the competitor's service will bring with it the technical hurdles of relocating or repositioning the antennae from aiming at SATTEL's satellites to the competitors'.The change will cost rather a lot-a disincentive for the customers to switch to the competitors' service.

As for the clause in the Telecommunication Enterprise Act prohibiting the telecommunication companies from asking security money from customers and forbidding foreign shareholders from holding more than 25% of all stock in such companies, this has little effect on SATTEL's business. This is because most of SATTEL's customers are Government agencies or State Enterprises and so no security money was collected. As for the foreign customers of SATTEL, only some of them were asked to pay security money. However, the Government has a policy to amend the clause concerning foreign shareholders so that they can hold more than 25%, but not exceeding 49%, of all the stocks in a telecommunications company, which might attract more foreign operators to invest in this business in Thailand with the Company or its competitors. But as of today, such amendment is not complete. Therefore, the Company might have some business risks resulting from the changes in the law, rules, regulations, and Government policies, including the open market policy for the telecommunications industry. However, as the leading satellite communication service provider in Thailand and Indochina region, the Company has a greater advantage than present and future competitors due to its largest customer base.

Potential Loss of Major Customers

The current satellite telecommunications service industry has become more competitive. This situation might prompt customers not to renew their service contracts with the Company when their contracts expire, but choose to switch to competitors'services. The Company might suffer from loss of customers if it cannot replace them with new ones. SATTEL's major customer is United Broadcasting Corporation

Plc. (UBC), which accounts for 19.17% or 540 million Baht, of the Company's revenues from transponder leases in 2003. UBC never defaults on its payment to SATTEL for services because UBC needs the transponder service for broadcasting television programs to their subscribers. Moreover, the change to the competitor's service will bring with it the technical hurdles of relocating or repositioning the antennae from aiming at SATTEL's satellites to the competitors.The change will cost rather a lot — a disincentive for the customers to switch to the competitors' service.

New Operators and Alternative Services

The telecommunications business engenders huge profits, so there is fierce competition for market share. Although SATTEL is known as a successful company and the leader in satellite telecommunications services in the Indochina and South Asia regions, there are new competitors in the market ready to take SATTEL's market share, especially after the exclusive license in Thailand expired in 1999. New operators will stimulate more competition in the market and this might affect the company's operation. To cope with new competitors, the Company constantly develops new products, efficiently controls the cost, improves its services, expands its customer base, and focuses on service quality. Moreover, the satellite business requires high investment, extensive business experience and large existing customer base, which will limit the number of new players in the market.

Financial and Economic Risks

Risk from Currency Exchange Rate Fluctuations

After floating the currency exchange rate from a money basket system to a managed float, the Company collected fees from local customers in Thai Baht at the effective exchange rate equivalent in US dollars. Currently the portion of revenue based on US dollars is at 90%. The Company manages exchange rate fluctuations by proportionately adjusting its loans to revenue ratio in US dollars and Thai Baht (natural hedge). To mitigate the effect of the exchange rate fluctuation, the Company uses widely accepted methods such as "swap" and "forward" deals in financial markets. The Company has appointed a financial management division to consider the appropriateness of entering into a financial transaction to hedge from the risk of currency exchange rate fluctuations.

Management Risk

Major Shareholder Possess a Controlling Power

As of 30 September 2004, Shin Corporation Plc. held 51.42% of all SATTEL stock. As a result, Shin Corporation had the power to control almost all resolutions in shareholder meetings, including the appointment of the Board as well as other resolutions that require a vote, except matters prescribed according to the law and other company regulations which require three fourths of shareholders to approve. Consequently, the other shareholders were not able to accumulate the majority of votes under some matters opposed by the major shareholder.

However, at the meeting of SATTEL's Board of Directors on 22 April 2004, a resolution was passed to offer new ordinary shares for sale to the general public, to the amount of no more than 208,000,000

shares (at a par value of 5 baht per share). This increase of share capital would result in the decrease of Shin Corporation's shares in SATTEL to 41.56%. Therefore, the other shareholders would be able to accumulate a majority of votes under some matters opposed by the major shareholder. However, Shin Corporation would still possess management power.

Loss of Specialized Experts in Management

Satellite technology-related operations, including telecommunications, require highly qualified personnel with thorough knowledge and good skill in high technology as one of the factors in the operations' success. Presently, there are a limited number of people with thorough knowledge and skill, especially in telecommunications technology in Thailand, so the loss of employees working at the executive or management level, such as high-ranking executives in the satellite engineering division, might adversely affect the Company's operations. For this reason, the Company regularly sends its executives at every level to training and observation tours abroad as well as rewarding them with proper benefits.

Other Risks

Legal and Political Risks in the Countries where SATTEL Operates

The Company is bound by the concession to provide adequate telecommunications for domestic needs, a task the Company has been faithfully undertaking. SATTEL has expanded its markets abroad, predominantly in South Asia, which comprises India, Pakistan, and Nepal. The Company pays extreme attention to abide by the rules and regulations of the countries where it operates and, when necessary, hires and consults law firms in those countries for legal process and advice. At present, the free market economy fostered by globalization has enabled the Company to penetrate foreign markets much more extensively and activities are also undertaken currently to prepare the Company for future competition in the domestic market in 2006. The Company is thus confident of its ability to compete with other competitors who might enter the Thai market after 2006, as well as its ability to expand further into foreign markets because it has accumulated knowledge and years of experience in finding markets abroad.



Compliance Report of Corporate Governance

Corporate Governance Policy

The Board of Directors believes that the Principles of Good Corporate Governance are essential factors in maximizing long-term earnings to stakeholders. The Board, therefore, agree to establish a Policy of Good Corporate Governance on November 12, 2002 to cover five major areas.

1. The Board of Directors
2. The Rights and Equitable Treatment of Shareholders and other Stakeholders
3. Information Disclosure and Transparency
4. Internal Control and Risk Management
5. Corporate Philosophy and Code of Conduct

Management Structure and Nominating the Board of Directors



The Board of Directors
The Audit Committee
Vice President
Internal Auditing
Mr.Sivaraks Phinicharomna
The Executive
Committee
Remuneration
Sub-Committee
Chairman of the
Executive Committee
Nomination
Sub-Committee
Satellite Operation
Managing Director
IPSTAR Operations
Mr Paiboon Panuwattanawong
Marketing & Sales
Mr.Yongsit Rojsrivichaikul
Vice President
Sales
India & Middle East
China
Vice President
IPSTAR Terminal & Project
Implementation
Mr.Teerayut Boonchote
Vice President
Business Devleopment
Mr.Avudh Ploysongsang,Ph.D.
Vice President
Finance & Accounting
Mr.Tanadit Charoenchan
Vice President
Legal
Mr.Kamonmit Vudhijumnonk
Vice President
Mr.Teerawat Kusalangqoorawat

The Board of Directors

Directors	Title	Shares
1. Mr. Paron Israsena Na Ayudhaya	Chairman and Independent Director	0
2. Mr. Rianchai Reowvilaisuk *	Vice Chairman and representative of Ministry of Information Technology and Telecommunication	0
3. Mr. Boonklee Plangsiri	Director	500
4. Dr. Dumrong Kasemset	Director and Chairman of Executive Committee	3,323,400
5. Mrs. Siripen Sitasuwan	Director and Executive Committee	0
6. Dr. Nongluck Phinainitisart	Director and Executive Committee	69,000
7. Prof. Hiran Radeesri	Director, Chairman of the Audit Committee and Independent Director	0
8. Mrs. Nilaya Malakul Na Ayudhaya	Director, Audit Committee and Independent Director	0
9. Mrs. Charintorn Vongspootorn	Director, Audit Committee and Independent Director	0

* Resigned on September 3, 2004 and appointed Miss Chirapa Chitraswang to be Director on November 8, 2004

Dr. Nongluck is the Secretary to the Board of Directors

Composition and Independence

The Company's Board of Directors comprises of nine experienced directors covering various fields of business experiences. Two are representatives of the major shareholders, two are Executive Directors, one is the representative of the Ministry of Information Communication Technology (ICT) and four are independent directors, that represent over one third of the Board. This structure provides balance of power between oversight and management functions. The authorized directors are Dr. Dumrong Kasemset, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan, two of the three directors are required to sign on behalf of the Company together with the Company seal.

Definition of Independent Director

Independent director is a qualified and independent person based on the Stock Exchange of Thailand's guidelines;

1. Holding shares not more than 5 percent of paid-up capital of the Company, affiliated company, associated company or related company.
2. Being a director who does not take part in the management company, affiliated company, associated company, related company or majority shareholder of the Company.
3. Being a director who has no direct or indirect benefit or interest in finance and management of the Company, affiliated company, associated company, related company or majority shareholder of the Company.
4. Being a director who is not a related person or close relative of any management member or majority shareholder of the Company.
5. Being a director whom is not appointed as a representative to safeguard interests of the Company's directors, majority shareholders or shareholders who are related to the Company's majority shareholders.

In addition, an independent director shall be capable of giving opinions or reporting the results of performance of work according to the duties delegated free of any interest concerning personal benefit / position and free of the control of any party including any forced circumstance which may obscure an independent opinion.

[illegible] the Board [illegible]

The Board of Directors as representatives of the shareholders has duty to oversee that the management will perform in accordance with company's objectives, policies, procedures, rules, regulations and resolutions from the shareholders' meeting with honesty, loyalty and meticulously take care of shareholders' interest including other stakeholders. To conduct their duties, the board participates in review process of vision, mission, strategies, target setting, business plan and budget of the Company. The Board has agreed with segregation of duties and responsibilities among The Board, the Audit Committee, the Sub-Committees and management. In addition, the board has mechanism to oversee and follow up management operation and management control on appropriate and timely fashion.

[illegible]

In the Board of Directors meeting no. 2/2005 on February 17, 2005, the Directors have agreed to their duties and responsibilities, in writing, are as follows:

- To establish the policies, assign the business direction for the Company and subsidiaries including exercise authority over management to assure operating efficiency and effectiveness in order to maximize benefit to shareholders and continuous improvement.
- To consider and decide upon significant issues on business operation of the Company and subsidiaries, such as policies, business plan, asset acquisition and disposal , project investments, level of authorities and other issues required by law.
- To evaluate performance of the Chairman of the Executive Committee on regular basis.
- To monitor performance of management in terms of efficiency for the best interest of the Company and subsidiaries by establishing accounting systems, reliable financial reporting and auditing, including evaluation process for effectiveness and efficiency of internal control systems, risk management and appropriate follow up procedures.
- To ensure no conflicts of interest among stakeholders through a process review of related party transactions.
- To ensure business operation is in accordance with good corporate governance and ethics.
- To have Board of directors conduct performance self-evaluation annually.
- To indicate responsibility in preparing financial reports by presenting it along with auditor's report in the annual report
- The Board may delegate power to any individual to conduct business on specific cases or other matters. The delegation of power shall not include power to execute conflict of interest or transactions in the Company or subsidiaries as regulated by the Security Exchange Commission or the Security Exchange of Thailand. The committee also requests a written procedure in accordance with Sor.Jor. 14/2540 of the Stock Exchange Commission that regulated the director and management of the Company to report to the SEC their stock holding, including their spouse and unmarried children on Form 59-1 or 59-2 within limited time.

The Board should be qualified based on experience according to company requirements, having no prohibited conditions according to the Public Company Act or other related laws. The Board shall have sufficient time to devote its knowledge and ability to work for the Company. The Chairman of the Board has assigned a nomination sub-committee that will be responsible for director selection and propose their appointment at the Shareholders' Meeting.

According to the Articles of Association, the term of one third of the directors shall end every Annual General Meeting of Shareholders. The longest serving directors shall be due first, and may be re-elected to resume duty. In case of vacancy(ies) due to other reasons, the Board, by a vote in which three fourths of its members agree, shall elect someone who has qualifications and no prohibited conditions according to clause 68 of the Public Companies Act, B.E. 2535 (1992). The Board can thereby appoint him/her a director in the next Meeting. An exception is the case of a term with less than 2 months remaining, where the term of the newly appointed director shall expire at the same time as the preceding director. The Company has a Nominating Sub Committee to select new committee members for appointment.

The Company does not limit the maximum times a director(s) may be re-elected. Neither is their age an issue, but rather their working capability

The Company has a policy on segregation of duties between the Chairman of the Board, and the Chairman of the Executive Committee, that they shall not be the same person, in order to maintain a balance of power between direction and management functions.

- The Chairman of the Board is leader of directors and is responsible for monitoring and supervising management functions of the Executive Committee in accordance with the approved business plan. The chairman also acts as the chairman of the Board of Directors and at Shareholders' meetings.
- The Chairman of the Executive Committee is the head of the Company's management team, responsible to the Board to achieve the approved business plan.

Meeting schedule is determined in advance to be held at least once every quarter. Additional meetings may be held as required. At the meeting, the Chairman of the Board will allocate sufficient time for management to provide document and information for discussion on significant issues. All directors are open to discuss and provide opinions including initiating meeting agenda(s). The secretary of the Board is responsible for arrange the meeting, preparing adequate document and information attached to the meeting invitation and send to the directors at least 7 days in advance. This will allow the director to have sufficient knowledge of the concerned agenda. The meeting regularly takes 3 hours and it has formal minutes in writing that are always available to the directors for their review. The director who can influence transactions cannot be in the meeting. In year 2004, the Board met 5 times, with the participation of the following directors.

Directors	Title	Meeting	Participation
Mr. Faran Israsena Na Ayudhaya	Chairman of the BOD	5	5/5
Mr. Tianchai Reowvilaisuk*	Vice Chairman	4	4/4
Miss Chirapa Chitraswang	Director	1	1/1
Mr. Boonklee Plangsiri	Director	5	4/5
Dr. Dumrong Kasemset	Director	5	5/5
Mrs. Siripen Sitasuwan	Director	5	4/5
Dr. Nongluck Phinainitisart	Director	5	5/5
Prof. Hiran Radeesri	Chairman of the Audit Committee	5	5/5
Mrs. Nitaya Malakul Na Ayudhaya	Audit Committee	5	4/5
Mrs. Charintorn Vongspootorn	Audit Committee	5	5/5

* Resigned on September 3, 2004 and appointed Miss Chirapa Chitraswang to be Director on November 8, 2004

[illegible]

The Board of Directors has established three subcommittees which are the Audit Committee, the Remuneration Sub-Committee and the Nomination Sub-Committee.

[illegible]	Position	Meeting	Participation
1. Prof. Hiran Radeesri	Chairman of the Audit Committee, Independent Director	12	12/12
2. Mrs. Nitaya Malakul Na Ayudhaya	Audit Committee Independent Director	12	9*/12
3. Mrs. Charintorn Vongspootorn	Audit Committee Independent Director	12	12/12

* Cannot attend all meetings due to sick leave

All three audit committees are independent directors. Two have experiences in Finance and Accounting. The committee had conducted meetings in according with the following duties and responsibilities:

- To review that the Company has accurate financial reports in accordance with generally accepted accounting principles and information disclosure sufficiently.
- To review that the Company has appropriated and effective internal control systems and internal auditing activities.
- To review whether the Company has followed the best practices of corporate governance issued by the Stock Exchange of Thailand, including compliance with other official rules and regulations.
- To select, appoint and review compensation of external auditor and meet with them in private at least once a year.

- To review and provide opinions on connected transactions and those that might have conflict of interest to the Company with regards to it's correctness and adequacy of disclosure.
- To review Internal Auditing Activities, the appointment, the transfer, and the annual performance evaluation of the Vice President of Internal Auditing.
- To review the result of risk management from Risk Management Committee and, to confirm whether or not the risk management has appropriate and effective process.
- To prepare the Report of The Audit Committee and discloses in the Company's Annual Report and the report must be signed by the Chairman of the Audit Committee.
- To review and approve budget and manpower of the Office of Internal Auditing.
- To report activities of the Audit Committee to the Board of Directors at least 4 times a year.
- To carry out audit committee activities, the Committee has power to invited concerned management or employee to provide opinion, to join meeting or render necessary document.
- Having power to hire independent consultant or professional when needed.
- To review duties, responsibilities and conduct self-evaluate annually.
- To perform any assignment by the Board of Directors that has agreed upon by the Audit Committee.

The Audit Committee conducted self-evaluation and reported the result to the Board of Directors in the Board of Director meeting on February 17, 2005.

[illegible]

1.	Mr. Paron Israsena Na Ayudhaya	Chairman of the Sub-Committee
2.	Mr. Boonklee Plangsiri	Member
3.	Mrs. Charintorn Vongspootorn	Member

The Remuneration Sub-Committee comprises of three members of which the chairman is the independent Directors. The two members are the non-executive director and the independent director. The Sub-Committee's scope of work and responsibilities are:

- Appropriately determine necessary remuneration, both monetary and non-monetary annually in order to be incentives and maintain the Board, Sub-Committees, and senior Management of the Company.
- To prepare policies and criteria to determine remuneration of the Board and Senior Management for approval by the Shareholders'meeting, and /or the Board, depending on the case.
- Report to the Board, and be responsible for providing explanations and clarifications about remuneration of the Board of Directors, and senior Management in Shareholders'meetings.

[illegible]

1.	Mr. Paron Israsena Na Ayudhaya	Chairman of the Sub-Committee.
2.	Mr. Boonklee Plangsiri	Member
3.	Mrs. Charintorn Vongspootorn	Member

The Nomination Sub-Committee comprises of three members the chairman and two members who are the non-executive director and the independent director. The Sub-committee's scope of work and responsibilities are:

- To determine policies and criteria for nominating the board and sub-committees of the Company.
- To nominate directors by considering appropriate persons for approval by the Board, and/or Shareholders' meeting, depending on the case.
- To select appropriate persons to be nominated as Chairman of the Executive Committee when there is a vacancy and criteria for succeeding senior management.

[illegible] of Directors

The Company has appointed the Nomination Sub-Committee to select qualified persons who has appropriated educations and experiences. In case there is a vacancy, the Nomination Sub-Committee will review qualification of the persons before nominate a number of them to the Board of Directors. The Board will review and select nominee director to fit for the vacancy and propose at the shareholders' meeting for approval in accordance with rules and regulations as specified in the Articles of Association of the Company as follows:

1. Each shareholder shall have a number of votes equal to the number of shares held.
2. Each shareholder may exercise all the votes he/she has under item 1 to elect one or several persons as director or directors. If several persons are to be elected as directors, the shareholder may not allot his/her voted to any person in any number.
3. The candidates shall be ranked in order descending from the highest number of votes received to the lowest, and shall be appointed as directors in that order until all of the director positions are filled. Where the votes cast for candidates in descending order are tied, which would otherwise cause the number of directors to be exceeded, the Chairman is entitled to a casting vote

In the selection of an appropriate director, the Nomination Sub-Committee and the Board of Directors shall select a person who has the qualifications and who possesses no prohibited characteristics under Section 68 of Public Limited Companies Act B.E.2535 as announce by the Security Exchange Commission and the Security Exchange of Thailand. In addition, the Board also considers competence, knowledge, experience and their managerial skills to assure that the nominee shall be at the best advantage to the Company business.

[illegible]

1.	Mr. Dumrong Kasemset	Chairman of the Executive Committee
2.	Mrs. S[illegible]pen Sitasuwan	Member
3.	Dr. Nongluck Phinainitisart	Member
4.	Mr. Somprasong Boonyachai	Member

The Executive Committee comprises of the Chairman of the Executive Committee of the Wireless Business Line, the President, and/or the appropriate person(s), as approved by the Board of Directors. The Board has agreed to their scope of duties and responsibilities as follows:

- To establish policies, directions, strategies, and core management structure for business operations in line with economic and competitive conditions that have been defined and declared to shareholders and submits to the Board for approval.
- To prepare business plans, budgets, and level of authorities and submits to the Board for approval.

- To monitor policy implementation and management directions in term of efficiency as it is appropriate with business conditions.
- To monitor operating performance of the Company as it is conducted according to the approved business plan.
- To consider any significant investment project.
- To conduct other Board's assignments
- The Committee may delegate power to any individual to conduct business on specific cases or other matters. The delegation shall not include power to execute conflict of interest or transactions conducted by the Company or subsidiaries as regulated by the Security Exchange Commission or the Security Exchange of Thailand.
- The Executive Committee has the authority to approve financial transactions of less than 800 million baht. This includes general expenses in normal business operations, project investment, capital asset or fixed asset investments, borrowings, lending, credit line facilities, debt instrument offerings, guarantees, loans or credit guarantees. Exceptions to this are transactions of money deposits and withdrawal, and foreign exchange and interest rate risk hedging instruments. The limits on its authority to approve these issues are set at 2.5 billion baht and 1.5 billion baht, respectively. Transactions concerning asset tranfer and financial support to and from a related company have to comply with the rules and regulations set by the Stock Exchange of Thailand.

The Executive Committee may delegate power to managerial employee to approve one or more such financial transactions according to the Executive Committee's discretion.

The dedication shall not include power to execute conflict of interest or transactions in the Company or subsidiaries as regulated by the Security Exchange Commission or the Security Exchange of Thailand.

In practice, the Committee delegates power through approved level of authorities that clearly indicate type and amount of transactions. That is, management, after exercises the authorities, shall report its consequence to the Executive Committee meeting before the Committee forwards it to the Board of Directors.

Committee Self-Evaluation

In the Board of Directors' Meeting no. 3/2548 on March 24, 2005, the Board conducted self-evaluation on the Self-Evaluation Questionnaire suggested by the Stock Exchange of Thailand. The meeting concluded that the self-evaluation of the Board is an important step for the development of Good Corporate Governance.

Management Team

1.	Dr. Dumrong Kasemset	Chairman of the Executive Committee - Satellite & International
2.	Dr. Nongluck Phinainitisart	President
3.	Mr. Paiboon Panuwattanawong	Managing Director - IPSTAR Operations
4.	Mr. Yongsit Rojsrivichaikul	Executive Vice President - Marketing & Sales
5.	Dr. Avudh Ploysongsang	Vice President - Business Development
6.	Mr. Tanadit Charoenchan	Vice President - Finance & Accounting
7.	Mr. Kamonmit Vudhijumnonk	Vice President - Legal
8.	Mr. Teerayuth Boonchote	Vice President - IPSTAR Terminal & Project Implementation
9.	Mr. Makin Petplai	Vice President - Sales Thailand, Indochina & China
10.	Mr. Pradeep Unni	Vice President - Sales Indea & Middle East
11.	Mr. Sivaraks Phinicharomna	Vice President - Internal Auditing
12.	Mr. Theerawat Kusalanggoorawat	Vice President - Management Information Systems

Note: 8-12 are appointed in 2004.

[illegible] of [illegible]rectors

[illegible]e remuneration of five members of the Board of Directors in year 2004 was 4,520,000 Baht, [illegible]mposed of salary, bonus, and meeting allowance. The remuneration did not include that of [illegible]xecutive directors and management.

[illegible]rector	Remuneration (Baht)
M[illegible]. Paron Israsena Na Ayudhaya	2,100,000
M[illegible]. Rianchai Reowilaisuk*	290,000
P[illegible]ofessor Hiran Rudeesri	810,000
M[illegible]s. Nilaya Malakul Na Ayudhaya	555,000
M[illegible]s. Charintorn Vongspootorn	740,000
Miss Chirapa Chitraswang	25,000
[illegible]tal**	4,520,000

* Resigned on September 3, 2004 and appointed Miss Chirapa Chitraswang to be a director on November 8,2004

** The amount paid to directors was higher than planned in the 2004 financial statement, which shows 4,070,000 baht. This was because the bonus estimated for 2004 was lower than the actual amount paid.

[illegible]e Company established compensation policy of the Board of Directors at the fair level by [illegible]mparing with the survey result conducted by the Thai Institute of Directors and adjusted a[illegible]cordingly when there is change. Besides, the Board also considers additional compensation w[illegible]en directors have more duties and responsibilities on sub committee level.

[illegible]e remuneration of ten managements in year 2004 was 36,721,320 Baht, composed of salary, b[illegible]nus, provident fund and other fringe benefits. The remuneration did not include that of the C[illegible]airman of the Executive Committee and the Vice President of Finance and Accounting, who w[illegible]re remunerated by Shin Corporation Plc.

N[illegible]n-financial Remuneration. The Company has an Employee Stock Option Plan (ESOP) planned for a period of five years as a means of motivating and rewarding employees (Please s[illegible]e more details under "Capital Structure" section).

[illegible] and Employee [illegible] Warrants

Name	Grant I Number of Issues and Offers 8,000,000 Units		Grant II Number of Issues and Offers 4,400,100 Units		Grant III Number of Issues and Offers 5,894,200 Units	
	No. of Unit	Percentage	No. of Unit	Percentage	No. of Unit	Percentage
1. [illegible] Kase[illegible]	2,436,400	30.46	1,235,200	28.07	1,154,200	19.58
2. [illegible] Phira[illegible]sart	1,692,800	21.16	637,100	14.48	600,000	10.18
3. [illegible] Rojs[illegible]charkul	700,000	8.75	209,800	4.77	550,000	9.33
4. [illegible] [illegible]oysongsang	204,300	2.55	100,000	2.27	160,000	2.71
5. [illegible] Vud[illegible]umnonk	203,600	2.55	72,700	1.65	140,000	2.38
6. [illegible] Charsenoran	162,000	2.03	218,000	4.95	240,000	4.07
7. [illegible] Panuwattanawong	399,900	5.00	527,300	11.98	700,000	11.88
8. [illegible]	173,800	2.17	209,800	4.77	400,000	6.79
9. [illegible]	260,700	3.26	209,800	4.77	400,000	6.79
10. [illegible] Phi[illegible]charomna	221,400	2.77	107,000	2.43	140,000	2.38
11. [illegible] Boon[illegible]hole	218,900	2.74	113,200	2.57	240,000	4.07
12. [illegible] Kusa[illegible]nggoorawat	379,300	4.74	171,400	3.90	240,000	4.07
13. Others	946,900	11.84	588,800	13.38	930,000	15.78
Total Warrants Issued	8,000,000	100.00	4,400,100	100.00	5,894,200	100.00

Note: Proportion of warrant Grant I and Grant II equal 1 warrant to 2 common stocks. Proportion of warrant Grant III equal 1 warrant to 1 common stock

[illegible]

[illegible]

The Company has a policy to conduct shareholders meetings according to the laws and guidelines prepared by regulatory authorities. In 2004, there was one shareholders'meeting at the Company, which is the Annual General Meeting. The invitation letter to the meeting, together with information on the meeting agenda, was distributed to shareholders approximately 14 days before the meeting date. This meeting was attended by the Chairman of the Board of Directors, Chairman of the Audit Committee, Chairman of the Nomination Sub Committee, Chairman of the Remuneration Sub Committee, Directors, and members.

In each shareholder meeting, every shareholder has rights, including equitable treatment in acknowledging the information, rendering opinions and questioning according to the meeting agendas and issues under discussion. The Chairman of the meeting shall allocate sufficient times for each matter as well as promote queries and discussion.

In each shareholder meeting, the Company shall appoint at least one independent director to be the proxy for shareholders who cannot attend the meeting, and inform earlier on the invitation letter. The Company also educates shareholders to understand their roles and encourages them to exercise their rights to protect their interests by distributing pamphlets from the Stock Exchange of Thailand regarding good shareholder practice.

[illegible]

The Company appropriately prioritizes stakeholders such as shareholders, employees, executives, customers, partners, creditors, society and the public. There is also cooperation between stakeholders about their roles and responsibilities in order that the Company can run its business smoothly, strongly, and fairly responses to the benefit of all stakeholders.

Shareholder : the Company intend to run the business for shareholder satisfaction by maintaining the Company's profitability, adequate information disclosure, reliability and equitability.

Employee : the Company aims to develop culture and work environment which is conducive to open-mindedness and respect for each individual's ideas to achieve the same objective and vision, which is to create new innovations and improve existing products.

Customer : the Company has acquired ISO 9000 Certification to assure customer satisfaction that products and services are of international quality.

Supplier : the Company's business partnerships are made while considering it's effect to the Company, compliance with laws and regulations, and fair trade. These relationships were made to benefit the value chain to the customers.

Competitor : the Company's policies support fair trading and free trade. The Company does not try to force a monopoly through its partners.

Society : the Company's objective does not only include profit-making. The Company realizes its obligation to society, thus it tries to open opportunities for everyone to participate in activities that will be beneficial to everyone concerned both here and abroad.

Conflict of Interest

Regarding issues concerning conflicts of interest, related and connected transactions, the Company pays special attention by using the same prices and conditions as with outside parties (Arm's Length Transactions) or by making use of reports from independent external appraiser(s). The Audit Committee also reviews the transactions regularly to ensure fairness to all relevant parties, including minority shareholders.

The Compliance of the Company totals all related transactions and studies either it is under provision of connected transactions regulated by the Security Exchange Commission and the Security Exchange of Thailand or unusual transactions. The transactions are disclosed in details in 56-1 regarding type, amount, contract parties, and justification.

Information Disclosure and Transparency

The Company values accurate, complete, thorough, and timely disclosure of financial, operational, and other relevant information for investors and concerned persons to use in investment decisions. This disclosure is made through communication channels via the Stock Exchange of Thailand (SET), the Securities and Exchange Commission (SEC), and the Company's Internet web site. The Company has also established an Investors Relations Department to be responsible for communicating useful information to shareholders, investors, analysts, as well as preparing policies and handbooks for investor relations activities and information disclosure to the Exchange in order to ensure that the Company fully complies with laws, rules and regulations.

Other than information disclosure according to the law, the Company also holds quarterly Mini Info Meeting to disclose operational performance to investors, analysts, fund managers, and interested persons, by a member of the Executive Committee to give explanations and reply to queries as they arise. Interested persons can contact and request information from the Investors Relations Department, tel. no. 02-596-5073, or search the website, www.thaicom.net.

Internal Control, Internal Auditing Activities and Risk Management

Internal Control and Internal Auditing Activities

The company has established Internal Control systems according to the standards set by the SET and the Committee of Sponsoring Organizations of the Treadway Commission or COSO. The Internal Control Framework consists of 5 components

1. Control Environment

   The company has setup internal control systems in the areas of finance, accounting, operation, organization, and human resource based on Good Corporate Governance policy of Shin Corporation.

2. Risk Assessment

   The company has formed a Risk Management Committee and developed a risk management system based on Enterprise Risk Management of COSO, customized to align with the company business and its continuing development.

3. Control Activities

   The company has created control mechanisms for management and executives by adopting the Quality Management System of the ISO to align operations with the customer's vision and other control activities which emphasize on information reliability, asset safeguarding, and compliance with the rules and regulations of the company and outside authorities. and to strengthen information security.

4. Information and Communication

   The company realizes the importance of its information system and the distribution of information to both inside and outside through its intranet and website. A culture of openness is promoted to emphasize communication between all levels.

5. Follow-up and Monitoring

   The company conducts performance assessment for employees 2 times a year and report inancial performance quarterly through a meeting with investors and other interested parties.

In the Board of Directors'Meeting no. 2/2547 on February 24, 2004 with the Audit Committee also attending, the sufficiency of internal control system was evaluated with five different measures, including organizational control and environment, risk management, management control activities, information systems and communication, and monitoring systems. The evaluation concluded that the Company has sufficient internal control system and sufficiently development of risk management systems.

The Company has an independent Internal Audit Office with approved charter from the Audit Committee and Management by reporting functionally to the Audit Committee and administratively to the CEO particularly on the day to day administrative transactions.

In 2004, the Internal Audit Office adopted the results from risk management activities as information based to prepare its risk based audit plan from 2005-2007. The plan covered reliable of information on accounting and finance, efficiency and effectiveness of operation, compliance with rules and regulations, development of information technology and communication and development of quality management system under ISO requirements. The Office also developed non-audit activities such as consulting on internal control of operation on newly business line. In addition, the Office had encouraged and trained internal auditor of modern internal auditing for their learning and growth.

The Internal Audit Office and PricewaterhouseCoopers ABAS Co., Ltd. did not find any Company materially non-conformance on the internal control systems in 2004.

Risk Management

The Company practiced risk management in accordance with Risk Management Handbook and Guidelines of Shin Corporation Public Co. Ltd., by educated the staff, as well as conducted workshops and established a Risk Management Committee comprised of the President and management at different levels.

The Committee designed various steps of risk management concurrently with guidelines from the Stock Exchange of Thailand and typical management procedures which starts from analysis of internal and external environment, vision, mission and objective setting, strategies and measurement, risk identification and impact evaluation, prevent and lessen its impact through the business plan and internal control

activities including, regularly reports its results to the Board of Directors. Therefore, risk management of the Company becomes a continuous process supported by all levels.

During the past year, the Risk Management Committee had improved risk management and able to identify significant risks that may affect either short term or long term objectives of the Company. Then, designed control and mitigate activities with necessary resources and responsible personnel and delivered the information to Internal Audit Office in order to prepare risk base audit plan.

Corporate Philosophy and Code of Conducts

In order to maintain operational standards and business ethics, the Company has established a written philosophy and code of conducts in order to become a leading company at both local and international levels which is recognized as responsible to employees, shareholders, customers, competitors, partners, creditors, and society, including the use of information, information disclosure, conflict of interest, safeguarding of company assets, participation in political activities, legal and regulatory compliance, good corporate governance, and reliable reporting.

The Company designs reporting channels for management and employees to identify transactions that may conflict with the above standards independently though an Ethical Hotline on the internal website of the Company.

The Company also prepares a program to build awareness on business ethics for management and employees through various steps as follows:

1. Provide basic knowledge of Ethics such as in the orientation for new employees.
2. Provide continuous knowledge of Ethics such as presentation of motion picture and ethical information in company intranet.
3. Stimulate ethical behavior in practice such as questionnaire distribution to all employees, result disclosure and maintain statistical surveys for progressive analysis of the program.

Inside Information

The Company has committed to ethics, integrity, and honesty in carrying out business with customers, partners, and shareholders *and has Code of Conduct as a guideline for management and employees* to adhere to. Disclosure of inside information by employees or management to others or for their own interests or involvement in activities that may lead to conflict of interest is considered severe misconduct and may subject them to disciplinary action.

In addition, the Company prohibits employees and management who work in the department or business unit *that know inside information to buy or sell the Company's marketable securities during a* month before disclosure of financial statements to the public.

The Company also notifies directors and management of their duties to report, in accordance with the format and schedule of the Securities Exchange Commission (SEC), his or her status as security holders *and submit the reports on the same day to the SEC and the Company.* The coverage of this requirement *extends to their spouses and minor children as well.*

Directors' Shareholding in the Company and Its Subsidiaries of the Year 2004

Directors	Position	Shin Satellite Plc.[1]		Shin Broadband Internet (Thailand) Co. Ltd.		Shenington Investments Pte. Ltd.	
		Ordinary Shares[2]		Ordinary Shares[2]		Ordinary Shares	
		31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Mr. Paron Israsena	Chairman of the Board of Directors						
Prof. Hiran Radeesri	Chairman of the Audit Committee						
Mrs. Nilaya Malakul Na Ayudhaya	Member of the Audit Committee						
Mrs. Charintorn Vongspootorn	Member of the Audit Committee						
Ms. Chirapa Chitraswang	Director						
Mr. Boonklee Plangsiri	Director	500	250	1	1		
Mr. Dumrong Kasemset, Ph.D.	Director	3,323,400	1,250,000	1	1		
Mrs. Siripen Sitasuwan	Director						
Ms. Nongluck Phinainitisart, D. Eng.	Director	69,000	34,500	1	1		

[1] The Company changed the par value from 10 baht to 5 baht in May 2004.

[2] Amount of Shares includes spouses and minor children

IPSTAR CO., Ltd.		Spacecode LLC		Star Nucleus Co. Ltd.		Cambodia Shinawatra Ltd.		Lao Telecommunication Ltd.		IPSTAR Australia Pty Ltd.		IPSTAR New Zealand Ltd.	
Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003	31/12/2004	31/12/2003
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
-	-	-	-	-	-	-	-	-	-	-	-	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
-	-	-	-	-	-	-	-	-	-	-	-	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
-	-	-	-	-	-	-	-	-	-	-	-	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
-	-	-	-	-	-	-	-	-	-	-	-	-	-
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Mr. Sivarak[illegible]s Phinicharomna
Vice President-Internal Auditing

Miss. Nongluck Phinainitisart
President

Mr. Yongsit Rojsrivichaikul
Executive Vice President
Marketing & Sales



Additional Information in Accordance with SEC Regulations

Referring to regulation Jor (Wor) 3/2548 issued by the Securities and Exchange Commission amending the announcement permitting the sale of securities and information disclosure, dated 18 February 2005, the following additional information is hereby disclosed.

Auditor's Remuneration

In 2004, the Company and its subsidiaries paid the following to external auditors:

- The amount of Baht 2.4 million paid to the Company's auditor. The amount including the auditing office and related auditing activities amounted to Baht 2.8 million.
- Other fees, such as consulting fees in the establishment of subsidiaries, tax consultation fees, and other activities related to the work of the auditing office, that amounted to Baht 0.8 million. No additional charges are due for payment in the future resulting from any unfulfilled work.

Future Plans and Objectives

The Company has the following future business objectives:

- Satellite and Related Businesses

The Company aims to maintain its leading position in the Asia Pacific Region communications satellite industry. The Company has a broad range of clients, making it number two after Asiasat (source: Company information). The Company will commence service of its new IPSTAR-1 satellite in approximately the middle of 2005. This is an important satellite, both for the Company and Thailand as it is a new type of broadband satellite that will offer services in 14 countries in the Asia Pacific Region. The Company owns leading technology using Internet Protocol via satellite. Its strategy is based on price and efficiency to compete effectively in the market.

- Internet Business

The Company is a leading Internet Service Provider in Thailand. In terms of revenue, it is currently the number one player (source: comparison of company financial statements). Its network covers the country with terrestrial and satellite systems, offering a world class Internet service of the highest quality. It undertakes network development, improving or adding to the number of lines available and investing in both domestic and international connections to meet the needs of its customers whatever form of internet access they use. It offers total coverage. In just two years, it aims to be the leader in high-speed internet service, hotspots and internet via satellite. These will be its main services in the future.

- Telephone Business

The Company aims to maintain its position as a leader in the telephone services business. The Company is number one in Laos in terms of subscribers and number two in Cambodia (source: Company). The Company has a new project that will allow it to offer telephone services throughout these countries using IPSTAR technology to increase subscribers in the future. The Company will push wireless and mobile technologies to develop the Indochina region. This will allow the Company to pursue a business that has the highest return. The Company plans to increase its annual revenue from this business by about 15 percent in Cambodia and 20 to 25 percent in Laos.

❑ Printing and Distribution of the Thailand YellowPages Business

The Company aims to maintain its leadership in the printing and distribution of the Thailand YellowPages business. Today, TMC is the sole producer of the yellow pages telephone directory. There is no clearly comparable competitor. There are however, some smaller producers of specialized industrial directories. Indirect competitors are advertising space sellers in newspapers and magazines. In the future, when there is free and open competition, it is expected that some competition from home or abroad will enter the market for this type of directory. However, TMC has the advantage of being the market leader. Any new entrant will require a high initial investment, the ability to put together a large database of telephone subscribers nationally, staff who have expertise in making a telephone directory and a good understanding of the industry.

Future Projects

Thaicom 5 Project

The Company is currently studying and preparing for the Thaicom 5 project, which will expand the Company's business and increase its potential for success in the satellite communications business in future. This will meet future needs for video and High Definition Television (HDTV) services. The Company has insufficient transponders to meet the demand of customers in the long term. The Company is studying three important aspects of the project:

1. Technical
2. Marketing, and
3. Financial

The Company intends to use the US$ 33 million received as insurance compensation for a claim on Thaicom 3 as the basis of payment for Thaicom 5. This will reduce the financial burden of the project. The Company expects the total cost of the Thaicom 5 project to be about US$ 90-100 million.

The Company will present the aforementioned information to its Board of Directors after it is able to reach a detailed and complete conclusion to its project study and has a comprehensive financial plan.

Mr. Avudh Ploysongsang
Vice President
Business Development

Mr. Paiboon Panuwattanawong
Managing Director - IPSTAR

Mr. [illegible]
Vice President
Finance & Accounting



Mr. Kamon[illegible] [illegible]jumnonk
Vice President - Legal

Mr. Dumrong Kasemset
Chairman of the Executive Committee
Satellite and International

Mr. Theerawat Kusalanggoorawat
Vice President
Management Information System



Directors and Management Team (as of 31 December 2004)

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Mr. Paron Israsena	77	Chairman of the Board of Director	None	None	Honorary Doctorate in Business Administration Chulalongkorn University Master of Science (ME) M.I.T. Bachelor Degree of Mechanical and Electrical Engineering Chulalongkorn University
Professor Hiran Radeesri	75	Director and Chairman of the Audit Committee	None	None	Honorary Doctorate in Accounting Thammasat University Master Degree of Business Administration Wharton School, University of Pennsylvania, U.S.A. B-Com; Higher Diploma in Accounting Thammasat University Diploma, Class 1981 The National Defence College of Thailand

Governance Training (e.g. DCP and DAP of IOD) and other training		Experience	Illegal Record in past 10 years
1. Program DAP Directors Accreditation Program [illegible] 2. The Board's Role in Setting Effective Compensation Policy 3. The Audit Committee: Expectation Increase and Responsibility Expansion	Present	Chairman of the Board of Directors Shin Satellite Public Company Limited Chairman of the Board of Directors Seamico Securities Public Company Limited Director and Chairman of the Audit Committee Sammakorn Public Company Limited Director and Member of the Audit Committee Padaeng Industry Public Company Limited Director The National Competitiveness Development Board The National Science and Technology Development Board Chulalongkorn University Council Chiang Mai University Council	None
	Past	President and Chief Executive Officer The Siam Cement Public Company Limited Director Shin Corporation Public Company Limited Chairman The Federation of Thai Industries Chairman Committee on Economic and Industry of the Senate	
Fellow Member IOD	Present	Director and Chairman of the Audit Committee Shin Satellite Public Company Limited Chairman of the Board of Directors Aberdeen Asset Management Company Limited Director Thai Institute of Directors Association Chairman, Corporate Governance Center The Stock Exchange of Thailand Chairman, Tax Auditor Examination Committee Revenue Department Chairman of the Audit Committee Ministry of Finance Director Thammasat University Executive Council	None
	Past	Chairman Price Waterhouse Company Limited Governor The Stock Exchange of Thailand Chairman of the Audit Committee The Stock Exchange of Thailand Director Thailand Securities Depository Company Limited Governor State Railway of Thailand Chairman, Board of Directors Mass Rapid Transit Authority of Thailand	

* Includes holding by spouse and minor children

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Mrs. Nitaya Malakul Na Ayudhaya	59	Director and Member of the Audit Committee	None	None	Bachelor Degree of Laws Chulalongkorn University
Mrs. Charintorn Vongspootorn	58	Director and Member of the Audit Committee	None	None	Master Degree of Business Administration Creighton University, U.S.A. Bachelor Degree in Accounting Chulalongkorn University
Miss Chirapa Chitraswang	57	Director	None	None	Bachelor Degree in Political Science Chulalongkorn University
Mr. Boonklee Plangsiri Authorized Director	53	Director	500	None	Master Degree in Computer Engineering, University of Illinois (Urbana Champaign), U.S.A.

Governance Training (e.g. DCP and DAP of IOD) and other training	Experience	Illegal Record in past 10 years
	2004 - Present Director Siam [illegible] Law Office Company Limited 1999 - Present Director and Member of the Audit Committee Shin Satellite Public Company Limited 1994 - 1999 Director Shin Satellite Public Company Limited 1990 - 2003 Managing Director Siam [illegible] Law Office Company Limited	None
1. Program (ACP) Audit Committee Program 1/2004 2. Program (DCP) Directors Certification Program Class 8/2001	1999 - Present Director and Member of the Audit Committee Shin Satellite Public Company Limited 2001 - 2002 Director and Member of the Audit Committee Advanced Info Service Public Company Limited 1997 - 1999 Director Thai Equity Fund Senior Executive Vice President MFC	None
-	2004 - Present Director Shin Satellite Public Company Limited 2002 - Present Principal Adviser for Communications Ministry of Information and Communication Technology 2001 - 2002 Deputy Director General Post and Telegraph Department 1998 - 2001 Expert in Communications Post and Telegraph Department 1993 - 1998 Director of International Services Division Post and Telegraph Department	None
-	2004 - Present Director CS Loxinfo Public Company Limited 2001 - Present Chairman of the Board of Directors ITV Public Company Limited 1999 - Present Chairman of the Group Executive Committee Shin Corporation Group 1997 - Present Director Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited 2001 - 2002 Chairman of the Executive Committee ITV Public Company Limited 1997 - 2000 Member of the Executive Committee Shin Corporation Public Company Limited Advanced Info Service Public Company Limited Shin Satellite Public Company Limited 1995 - 1998 Vice Chairman of the Executive Committee (Operation) Shinawatra Group 1993 - 1994 President Shinawatra Group	None

* Includes holding by spouse and minor children

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Mr. Dumrong Kasemset (Ph.D.) Authorized Director	50	Director and Chairman of the Executive Committee-Satellite and International	3,323,400	None	Ph.D. Electrical Engineering Massachusetts Institute of Technology, U.S.A.
Mrs. Siripen Sitasuwan Authorized Director	56	Director and Member of the Executive Committee	None	None	Master Degree of Business Administration Wichita State University, Wichita, Kansas, U.S.A

Governance training (e.g. DCP and DAP of IOD) and other training		Experience	Illegal Record in past 10 years
Program: DAP	2004 - Present	Director and Chairman of the Executive Committee	None
Director's Accreditation		CS LoxInfo Public Company Limited	
Program 2/2003		Member of the Executive Committee	
		ITV Public Company Limited	
	2000 - Present	Group Vice Chairman of the Group Executive Committee	
		Shin Corporation Group	
		Member of the Executive Committee	
		Advanced Info Service Public Company Limited	
	1997 - Present	Chairman of the Executive Committee	
		Satellite and International	
		Shin Satellite Public Company Limited	
	1995 - 1997	Vice Chairman of the Executive Committee - Policy	
		Shinawatra Group	
	1994 - 2000	President	
		Shinawatra Satellite Public Company Limited	
	1993 - 1994	Executive Vice President	
		International Broadcasting Corporation Public Company Limited	
	1991 - 1992	Senior Manager - Business Development	
		Shinawatra Computer and Communications Group	
		General Manager	
		International Broadcasting Corporation Public Company Limited	
	1989 - 1991	Program Manager, Integrated Optoelectronics	
		GE Aerospace, New York, U.S.A.	
	1986 - 1989	Manager - Ga As IC Materials	
		Microwave Semiconductor Company Limited	
		Siemens Group, New Jersey, U.S.A.	
Program: DCP	2004 - Present	Director and Member of the Executive Committee	None
Directors Certification		CS LoxInfo Public Company Limited	
Program 32/2003	2001 - Present	Director and Member of the Executive Committee	
		ITV Public Company Limited	
	2000 - Present	President and Group Chief Finance Officer	
		Shin Corporation Group	
	1998 - Present	Director and Member of the Executive Committee	
		Shin Corporation Public Company Limited	
		Advanced Info Service Public Company Limited	
		Shin Satellite Public Company Limited	
	1998 - 2000	Chief Finance Officer	
		Shin Corporation Public Company Limited	
	1994 - 1998	Executive Vice President - Finance	
		Shinawatra Group	
	1991 - 1993	Vice President - Finance	
		Shinawatra Group	

* Includes holding by spouse and minor children

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Miss Nongluck Phinainitisart (D.Eng.)	45	Director, Member of the Executive Committee and President	69,000	None	Doctorate Degree of Electrical Engineering Chulalongkorn University
Mr. Somprasong Boonyachai	49	Member of the Executive Committee	200	None	Master Degree of Engineering Asian Institute of Technology (AIT)
Mr. Paiboon Panuwattanawong	44	Managing Director-PSTAR Operations	103,800	None	Master Degree of Engineering Carnegie Mellon University, Pittsburgh, U.S.A Bachelor Degree of Engineering Yale University

Governance Training (e.g. DCP and DAP of IOD) and other training		Experience	Illegal Record in past 10 years
Program DAP	2000-Present	Member of the Executive Committee and President	None
Director's Accreditation		Shin Satellite Public Company Limited	
Program 4/20[illegible]	1995-Present	Director	
		Shin Satellite Public Company Limited	
	1999-2000	Executive Vice President	
		Shin Satellite Public Company Limited	
	1995-1998	Vice President	
		Shinwatra Satellite Public Company Limited	
	1991-1995	General Manager	
		Shinwatra Satellite Public Company Limited	
	1986-1987	Telecommunication Engineer, Operations Division	
		International	
		Telecommunication Satellite Organization (INTELSAT)	
		Washington D.C., U.S.A.	
	1982-1991	Telecommunications Engineer, Planning	
		Post and Telegraph Department	
	2004-Present	Director and Member of the Executive Committee	None
		ITV Public Company Limited	
		CS Loxinfo Public Company Limited	
	2000-Present	Vice Chairman of the Executive Committee	
		Shin Corporation Group	
		Member of the Executive Committee	
		Shin Satellite Public Company Limited	
	1999-Present	Chairman of the Executive Committee	
		Wireless Communications Business	
		Shin Corporation Group	
		Director	
		Advanced Info Service Public Company Limited	
	1997-1998	Vice Chairman of the Executive Committee	
		Wireless Communications Business	
		Shinawatra Group	
	1995-1996	Senior President	
		Advanced Info Service Public Company Limited	
	1993-1995	President	
		Advanced Info Service Public Company Limited	
	1993-1994	President	
		Shin Satellite Public Company Limited	
	1992-1993	Executive Vice President (Operation 4)	
		Shinawatra Group	
	2000-Present	Vice President-Advanced Satellite Systems	None
		Shin Satellite Public Company Limited	
	2000	Vice President-Product Engineering	
		Shin Satellite Public Company Limited	
	1997-2000	Assistant Vice President-Product Engineering	
		Shin Satellite Public Company Limited	
	1995-1997	Senior Manager	
		Shin Satellite Public Company Limited	
	1995-1996	General Manager	
		Shin Satellite Public Company Limited	

* Includes holding by spouse and minor children

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Mr. Yongsit Rojsrivicharkul	40	Executive Vice President Marketing & Sales	None	None	Master Degree of Business Administration California State University, U.S.A. Bachelor Degree of Engineering Chulalongkorn University
Mr. Avudh Ploysongsang (Ph.D.)	55	Vice President Business Development	18,000	None	Doctorate Degree in Engineering University of Texas at Arlington Master Degree in Engineering University of Texas at Arlington
Mr. Kamonmit Vudhijumnonk	53	Vice President Legal	None	None	Master Degree of Laws (LL.M) University of London Master Degree of Laws (LL.M), Magna Cum Laude University of Brussels Barrister-at-law Grays Inn Association Thai Barrister Thai Bar

Governance Training (e.g. DCP and DAP of IOD) and other training		Experience	Illegal Record in past 10 years
	2004 - Present	Vice President - Marketing & Sales Shin Satellite Public Company Limited	None
	1991 - 2004	Vice President - Marketing Shin Satellite Public Company Limited	
		Vice President - Marketing & Sales Shin Satellite Public Company Limited	
		Vice President - International Sales Shin Satellite Public Company Limited	
		Assistant Vice President - Marketing and Sales Shin Satellite Public Company Limited	
		Assistant Vice President - International Sales Shin Satellite Public Company Limited	
		Marketing and Sales - Manager Shin Satellite Public Company Limited	
		Business Development - Manager Shin Corporation Public Company Limited	
1. Top Management Program, The Asian Institute of Management in Bali, Indonesia 2. Mini MBA Chulalongkorn University	1999 - Present	Vice President - Business Development Shin Satellite Public Company Limited	None
	1994 - 1999	Managing Director C.S. Communication Company Limited	
	1993 - 1994	Senior Manager - Marketing and Sales Shin Satellite Public Company Limited	
	1989 - 1993	Chairman of the Technology Committee ATRWG working group of DARPA Senior Member of Technical Staff Texas Instruments Inc.	
	1988 - 1989	President Thai Association of North Texas	
	2002 - Present	Vice President - Legal Shin Satellite Public Company Limited	None
	1999 - 2001	Assistant Vice President - Legal Shin Satellite Public Company Limited	
	1995 - 1998	Assistant Vice President - Legal Shinawatra Computer & Communication Public Company Limited	
	1994 - 1995	Lawyer Couderts Brothers, Bangkok Office	
	1993 - 1994	Lawyer Baker & McKenzie, Bangkok Office	
	1978 - 1993	Legal Officer Office of the Juridical Council Association (Office of the Council of State)	

* Includes holding by spouse and minor children

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Mr. Tanadit Charoenchan	37	Vice President Finance & Accounting	None	None	Master Degree of Business Administration Sloan School of Management, Massachusetts Institute of Technology Master Degree of Science (Computer) Chulalongkorn University Bachelor Degree of Accounting Thammasat University
Mr. Sivaraks Phinicharomna	53	Vice President Internal Auditing	None	None	MAPA Minnesota State University, U.S.A.
Mr. Makin Petplai	36	Vice President Sales Thailand Indochina and China	173,800	None	Bachelor Degree of Engineering (Computer) Kasetsart University

Governance Training (e.g. DCP and DAP of IOD) and other training		Experience	Illegal Record in past 10 years
	2002 - Present	Vice President - Finance and Accounting Shin Satellite Public Company Limited	None
	2001 - 2002	Assistant Vice President - Finance and Accounting Shin Satellite Public Company Limited	
	1995 - 1999	Department Manager - Finance & Accounting Shin Satellite Public Company Limited	
	1992 - 1995	Accounting Manager IBC Public Company Limited	
	1989 - 1992	Senior Auditor SGV Na Thalang & Co., Ltd	
1. Program: DCP Directors Certification Program 44/2004	2004 - Present	Vice President - Internal Auditing Shin Satellite Public Company Limited	None
2. Program: DAP Directors Accreditation Program 13/2004	2001 - 2004	Assistant Vice President Shin Satellite Public Company Limited	
	2000 - 2001	Deputy Chief Finance Officer Digital Phone Company Limited	
	1999 - 1998	Assistant Vice President - Internal Audit Shin Satellite Public Company Limited	
	1996 - 2000	Assistant Vice President - Finance and Account Shinawatra International Public Company Limited	
	1994 - 1996	Vice President - Internal Audit (System Development) STA Group Public Company Limited	
	1988 - 1994	Regional Controller Los Angeles, California Borg - Warner Public Company Limited	
	2004 - Present	Vice President - Sales Thailand, Indochina and China Shin Satellite Public Company Limited	None
	2003 - 2004	Assistant Vice President - Sales Thailand, Indochina and China Shin Satellite Public Company Limited	
	2002 - 2003	Assistant Vice President - Product Marketing Shin Satellite Public Company Limited	
	2001 - 2002	Department Manager Sales Thailand and Indochina Shin Satellite Public Company Limited	
	2000 - 2001	Department Manager - Sales Indochina Shin Satellite Public Company Limited	
	1997 - 2000	Department Manager Sales Thailand Shin Satellite Public Company Limited	
	1993 - 1997	Supervisor - Sales & Marketing Shin Satellite Public Company Limited	
	1991 - 1993	Supervisor - Sales & Marketing Jasmine International Company Limited	

* Includes holding by spouse and minor children

Name	Age	Title	Share-holding (shares)*	Relationship with Management	Highest Education
Mr. Pradeep Unni	35	Vice President Sales India and Middle East	None	None	Master Degree of Business Administration Griffith University, Australia Bachelor Degree of Engineering (Electronics) Bangalore University
Mr. Theerawat Kusalanggoorawat	46	Vice President Management Information System	114,000	None	Master Degree of Applied Statistic NIDA Bachelor Degree of Science (Applied Mathematic) King Mongkut Institute of Technology Thonburi
Mr. Teerayuth Boonchote	40	Vice President IPSTAR Operations	1,500	None	Master Degree of Business Administration SASIN Master Degree of Engineering (Electronics) Chulalongkorn University Bachelor Degree of Engineering (Electronics) Chulalongkorn University

Governance Training (e.g. DCP and DAP of IOD) and other training		Experience	Illegal Record in past 10 years
-	2004-Present	Vice President-Sales Asia, Eastern Europe & America Territory Shin Satellite Public Company Limited	None
	2004	Vice President-Sales India and Middle East Shin Satellite Public Company Limited	
	2003-2004	Assistant Vice President-Sales India and Middle East Shin Satellite Public Company Limited	
	2000-2003	Department Manager-Sales India Shin Satellite Public Company Limited	
	1996-2000	Sales Manager-India Shin Satellite Public Company Limited	
	1992-1995	Sales Manager Navex Consultants (P) Limited, India	
-	2004-Present	Vice President-Management Information System Shin Satellite Public Company Limited	None
	1999-2004	Assistant Vice President-Management Information System Shin Satellite Public Company Limited	
	1991-1998	Assistant Vice President-Management Information System Shin Corporation Public Company Limited	
	1990-1991	Software Development Manager P.C.S. Construction Company Limited	
	1984-1990	System Analyst and Project Leader Police Information System Center	
	1982-1984	System Analyst S.P. International Company Limited	
-	2004-Present	Vice President-IPSTAR Project Shin Satellite Public Company Limited	None
	1997-2004	Assistant Vice President-IPSTAR Terminal & Project Implementation Shin Satellite Public Company Limited	
	1994-1996	Direct Broadcasting-Manager Shin Satellite Public Company Limited	
	1993-1994	Video System-Manager Shin Satellite Public Company Limited	
	1992	Senior Engineering-System Department Shin Satellite Public Company Limited	

* Includes holding by spouse and minor children

Related Transaction

During the year 2004, the Company and its subsidiaries had the following list of related transactions, as disclosed in the Notes to the Financial Statements by the Auditor, as follows:

Related Companies / Parties	Transaction	Value of Related Transaction at 31 December 2004 (millions of Baht) Consolidated	Reason
◎ Shin Corporation Public Company Limited (SHIN) / major shareholder of the Company, with joint directors. - Holding company by acquiring a controlling interest in various companies.	1. Expenses and other payment. - Consultancy and Management fee. The Company hired SHIN for consultancy at 2,083,000.33 baht per month and for management on the actual cost basis (the monthly consultancy charges represent the cost of consulting executives while the financial management fee is charged at market rates for the actual work done. Charges for the consultancy related to the Group Value-Added Services will be charged at 0.15 percent of total assets but not exceeding 25 million baht per year). - Trade creditor - other debtors	39.77 0.15 0.37	This is a policy for overseeing subsidiaries when holding shares and for managing them so that they can be operated for the maximum benefits of the parent company and shareholders.
	2. Revenues from sales and services (Revenues from internet service of CS Loxinfo).	0.26	A normal trade transaction conducted under normal contract and business conditions as with external customers.
◎ Advanced Info Service Public Company Limited (AIS) /SHIN is a major shareholder with 42.90% and joint directors. - engaged in mobile phone service provider business.	1. Revenues from sales and services. AIS leased transponders on Thaicom. - Trade debtor.	98.79 2.98	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customers.
	2. Expenses and other payments. The Company paid money for mobile phone services of the executives and employees. - Trade creditor.	8.13 0.97	A normal trade transaction conducted as with external customers.

Related Companies / Parties	Transaction	Value of Related Transaction at 31 December 2004 (millions of Baht) Consolidated	Reason
[illegible]	1. Revenues from sales and services [illegible] leased transponders on [illegible]	[illegible]	The Company is the only provider of leased satellite transponder service in the country. Service fee was charged under normal contract and business conditions as external customers.
CS LoxInfo Public Company Limited (CSL) Subsidiary of the Company is a share holder holding 40.02% and joint directors - engaged in internet service provider business.	1. Revenues from sales and services CSL leased transponders on Thaicom and purchased IPSTAR User terminals. Trade debtor and other debtor	56.00 41.16	The Company is the only provider of leased satellite transponder service and distributor of IPSTAR user terminal in the country. Service fee was charged under normal contract and business conditions as with external customers.
	2. Expenses and other payments. Trade creditor	21.09 58.16	The Company paid for Internet service. A normal trade transaction conducted under normal contract and business conditions as with external customers.
[illegible]	1. Expenses and other payments The Company leased the Thaicom [illegible] & DTH Center at [illegible], Pathum Thani for [illegible] baht per month and [illegible] 250 baht per month. Rent Others	[illegible] [illegible]	To provide the Company with an earth station and backup station for the Thaicom Satellite [illegible]. The Company [illegible] market price. This was examined by an independent appraisal and approved by the Audit Committee.

Related Companies / Parties	Transaction	Value of Related Transaction at 31 December 2004 (millions of Baht) Consolidated	Reason
◉ Advanced Datanetwork Communication Company Limited (ADC) / SHIN is a major shareholder through AIS, holding 51% - engaged in the business of importing, retail sale, and computer installation, radio broadcast equipment, and computer peripherals and data communication service via telephone line.	1. Revenues from sales and services. (Revenues from sale of Internet service of CSL)	0.14	To provide Internet service from CSL. A normal trade transaction conducted under normal contract and business conditions as with external customers.
	2. Expenses and other payments. - Rent. - Others.	 19.23 0.03	To provide the Company with leased telephone lines and telephone connections in Bangkok and the provinces to provide Internet service. The Company paid the rate provided by ADC to the TOT.
◉ Data Network Solutions Company Limited (DNS) / SHIN is a major shareholder through AIS, holding [illegible] - engaged in the business [illegible]	1. Revenues from sales and services. (Revenues from sale of [illegible] service of CSL)	[illegible]	[illegible]
	2. Expenses and other payments [illegible]	[illegible]	[illegible]
◉ SC Matchbox Company Limited (SMB) / SHIN is a major shareholder at 99.96% - engaged in advertising agency business.	1. Revenues from sales and services. (Revenues from sale of Internet service of CSL)	0.18	To provide Internet service from CSL. A normal trade transaction conducted under normal contract and business conditions as with external customers.
	2. Expenses and other payments The Company hired SMB for advertisement and public relation services such as printed media, logo design. - Advertisement and public relation services.	2.73	To provide publicity on the Company's services, especially IPSTAR service, to customers according to IPSTAR branding campaign. Service fee was charged under normal contract and business conditions as with external customers.

Related Companies/Parties	Transaction	Value of Related Transaction at 31 December 2004 (millions of Baht) Consolidated	Reason
◎ Shinawatra Information Technology Company Limited (SHIN is a major shareholder through I.T. Applications and Services Company Limited, holding 99.99%) - engaged in computer service business and other related services.	1. Expenses and other payments. The Company used its accounting software programs.	1.60	To be used in accounting system. The software was bought at market prices.
◎ [illegible]	1. Expenses and other payments. The Company used [illegible] software programs.	[illegible]	[illegible] system. The software was [illegible]
◎ Codespace Inc. (The Company and Codespace Inc. jointly hold shares at 70% : 30% in Spacecode LLC.) - provides communication engineering and electronic technology development services	1. Expenses and other payments. The Company hired Codespace to develop products for IPSTAR project - Product development service.	66.19	Codespace Inc. is an expert in broadband technology. The service fee was charged at an hourly rate plus actual expenses.

Necessity and Justification of Related Transactions

In 2004, the Company and its subsidiaries had related transactions as shown in note 30 of the audited financial statements for 2004. The auditor remarked that those transactions which the Company had undertaken with Shin Corporation Plc. and its group of companies-such as its subsidiaries, associated companies, and joint venture companies; as well as with the directors and other enterprises in which Shin Corporation Plc., or the Company had significant influence, directly or indirectly, and wherein the directors of the Company or close members of the Shinawatra family are major shareholders or directors, are shown as related transactions with related parties.

The Company set the sale and purchase prices for goods and services to the related parties at the same commercial rate and with the same contracts and terms as those normally set to external customers. The consultation and management fees are calculated at a certain jointly agreed upon rate based on percentage of asset, i.e., the Company pays a monthly consultation fee to Shin Corporation Plc. at the rate of 0.15% of total assets at the year end. In providing a consultation service, SHIN hired **Boston Consulting Group (Thailand)-BCG** to ensure that the consultancy, management, and financial management charges are at the market rates, while the charge for consultation related to Group Value Added Services will be collected based on the percentage of total assets, but not exceeding 25 million baht per year. Transactions between the Company and Codespace Inc. were calculated at an hourly rate plus actual expenses.

Crucial and non-customary transactions are adhered to the rules laid down by the Securities Exchange Commission and the Stock Exchange of Thailand (SET). These transactions had been examined and approved by the Audit Committee to ensure the necessity and justification to the Company.

Methods of Related Transactions

Shin Satellite Plc., a listed company on the Stock Exchange of Thailand, seeks to create maximum benefit to the shareholders. It has a policy to disclose sufficient information to investors and to abide by the rules, regulations, and laws of the country in which it conducts business. In order to undertake related transactions correctly and in accordance with good governance principles so as to provide investors with sufficient information for investment decisions, the Company has formed a list of companies in the group and the related parties for consideration as practices and regulations The Vendor selection process must be regularly reviewed to ensure fair competition from outside vendors who may offer more advantages to the Company and who also serve as outside reference sources for price and terms comparison.

Related transactions between the Company and its subsidiaries, in the case of normal trade and business transactions, are processed using the same practice as with outside parties (i.e. arm's length basis) and, in the case of sales or services, the Company's policy is to adopt the market rate, with the authorized executives designated and empowered by the Company to endorse up to a certain limit of budget according to their respective rank and position. Moreover, the Audit Committee also examines related transactions each quarter to ensure no conflict of interest. Crucial and non-customary transactions are referred to the Audit Committee or disinterested parties for consideration prior to presenting to the Board of Directors. As for the related transactions that occurred from a normal course of business, that may give rise to a conflict of interest in the future, the Company will base its consideration on suitability and fairness.

The Company discloses information about related transactions in accordance with the Thai Generally Accepted Accounting Principles, Article. 47, regarding the disclosure of information about related parties, as well as in accordance with the regulations laid down by the SEC and SET. The Accounting Department lists all related transactions each quarter for the consideration of the Audit Committee to comment on the necessity and justification with regard to the Company's best interest. The observation is then forwarded to the Board of Directors.

Future Policy or Tendency of Related Transaction

In the future, the Company may engage in related transactions, both through normal trade and business transactions and non-customary transactions, as appropriate. For transactions that may require the service of a specialist, the Audit Committee will, then, hire a specialized consultant to opine on such related transaction. The related transaction will be based on trade conditions that can be referred to from a similar transaction conducted with external customers. The Company will fully abide by the laws concerning the SEC and SET's rules, announcements, orders, or SEC regulations, including following regulations and practices regarding disclosure of information of related transactions and acquisition of or disposal of important assets of the Company or its subsidiaries. Information of related transactions will be disclosed in the notes to the audited financial statements.

Report of the Audit Committee

Dear Shareholders of Shin Satellite Plc.

The Audit Committee was established by a resolution of the Board of Directors in the Board of Director meeting no. 8 / 1999 on December 8, 1999. The three independent directors on the two year terms comprise of Professor Hiran Radeesri, the chairman, Mrs. Nilaya Malakul Na Ayudhaya and Mrs. Charintorn Vongpootorn. The Charter also establishes clear duties and responsibilities, particularly to review the accuracy of financial reports, to the review tne adequacy of the internal control systems and effective internal auditing activities, to comply with the rules and regulations of the Security Exchange Commission and the Security Exchange of Thailand, including related laws, to select and consider compensation of the external auditor, to evaluate the performance of the Chief Internal Auditor and to exercise power in acquiring independent consultants in any professional field. Mr. Sivaraks Phinicharomana, the Vice President-Internal Auditing of Shin Satellite, is Secretary to the Audit Committee.

In 2004, the Audit Committee met 12 times. The discussed issues can be summarized as follows.

1. Reviewed that the Company had accurate quarterly and annual financial statements referred to by reports from management and the external auditor, exercised oversight activities to assure itsconformity with generally accepted accounting principles and adequate disclosure.
2. Reviewed that the Company has internal control systems and management controls including following up on corrective actions, improved the internal control system, as well as introduced modern internal control activities.
3. Reviewed the result of risk management by the Risk Management Committee during the interim pesiod of its process to develop overall organization efficiency.
4. Reviewed whether the Company had followed the best practices of corporate governance issued by the Stock Exchange of Thailand, including compliance with other official rules and regulations.
5. Reviewed and provided opinions on connected transactions and those that might have conflict of interest to the Company with regards to its correctness and adequacy of disclosure.
6. Considered the Audit Committee's self-evaluation of its performance during the year. The Audit Committee was satisfied with the result and intended to improve the evaluation form in the following year.

The Audit Committee has unlimited access to Company information. They can request advice and discuss matters with management, the internal auditor and external auditor without restriction. The result of the evaluation on the internal control system reveals that the overall system is appropriate and sufficient.

The Audit Committee has recommended the Board of Directors to appoint Pricewaterhouse Coopers ABAS Ltd. at the annual compensation of 2,288,500 Baht as the Company's auditor for 2005. This will be proposed during a shareholders' meeting for approval

Hiran Radeesri

(Prof. Hiran Radeesri)
Chairman of the Audit Committee
17 February 2005

Board of Directors' Responsibility for Financial Reporting

The Board of Directors is responsible for Shin Satellite Public Company Limited's financial statements and Shin Satellite Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and their best estimation. Important information is adequately and transparently disclosed in the note to financial statements to the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, with integrity and adequate to protect its assets and uncover weaknesses in order to prevent fraud or materially irregular operation.

In this regard, the Audit Committee is responsible for carrying out the review to ensure accurate financial reports, adequate and appropriate internal controls, internal audit and risk management systems. the Audit Committee's opinion on these issues has been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. In conducting their audit and to express an opinion in accordance with generally accepted auditing standards, the Company has supported them with all of the Company's records and related data. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Satellite Public Company Limited's financial statements and the consolidated financial statements of Shin Satellite Public Company Limited and its subsidiaries for the year ended 31 December 2004, that they have been prepared according to generally accepted accounting principles and related regulations.

Mr. Paron Israsena	Mr. Dumrong Kasemset
Chairman of the Board of Directors	Director

Management Discussion and Analysis

Overview

Shin Satellite Plc and its subsidiaries reported operating profit for the year 2004 of Baht 898 million and consolidated sales and service income of Baht 5,120 million. Net profit for the year 2004 was Baht 856 million, a decrease of 20.8% from 2003.This was due to a drop in transponder leasing revenue as well as a loss on the exchange rate of Baht 28 million compared to a gain of Baht 120 million in 2003.

The Company's total shared net income from its associate, CS Loxinfo (CSL), was Baht 112 million. CSL became an associate company when it made an initial public offering (IPO) in April 2004; as a result, the Company no longer recognizes the results of CSL as a fully consolidated subsidiary and since Q2/04 uses the equity method. Because of the good performance of CSL, the Company received a dividend from CSL of Baht 38 million for the interim results of 2004. In addition, CSL announced on February 16, 2005, it would pay a dividend for the performance of 2004 at Baht 0.25/share, as a consequence the Company will receive a dividend of Baht 62 million, in proportion to its ownership.

On January 1, 2005, Lao Telecommunications Co., Ltd. (LTC), announced it would pay a dividend of USD 5 million for the performance of 2004, thus the Company will receive a dividend of USD 2.45 million, in line with its 49% ownership, in 2005. This was a 25% increase from the preceding year.

Business Summary

Transponder leasing and related business

The IPSTAR-1 satellite successfully completed its testing of antennas and solar arrays, mechanical alignment and quality (called the Compact Antenna Test Range: CATR) and completed a pre-shipment review process in January 2005. The IPSTAR-1 satellite will commence service in mid-2005.

Since the IPSTAR First Generation service commenced in 2001, the Company now has seven IPSTAR first generation gateways in place and is installing second generation gateways in various countries such as Thailand, Australia, New Zealand and India. We have been able to sell about 5,500 units of IPSTAR user terminals. At the end of 2004, the backlog of the existing Thaicom fleet was at Baht 6,459 million.

The Company was selected as one of the four finalists of the prestigious GSM Awards in the category for "Best Use of Mobile for Special Needs and Accessibility" by the GSM Association, an organization established to promote the development of telecommunications technology. This is the first time that a Thai company has been nominated for the award. The technology recognized for this nomination is one that links mobile telephone networks using a broadband connection via satellite, called Mobile Trunking.

Internet Business

Thailand's Internet business has been growing continuously, especially high-speed Internet, reflecting a significant leap in CSL's high-speed subscribers including ADSL, IPSTAR and leased line service. Though the current internet penetration rate in Cambodia and LTC quite low, 0.25% and 0.26%, respectively, Internet subscribers of Camshin and LTC have been growing gradually.

In September 2004, Shin Broadband Internet (Thailand) (SBI) launched its new IPTV interactive television channel "My TV Station", Thailand's first broadband television channel, on its website http://channel.ip-tv.tv. Viewers using a broadband connection can see live programs, which can also be rerun later or called up on demand at a more convenient time. In addition, SBI launched its i*theatre service, called "My Theatre" in Q404. This is Thailand's first private theatre that provides movies and Karaoke on demand via a satellite system. The first My Theatre officially launched in November 2004 at Ratchaburi Province.

Telephone Business

As at the end of 2004, LTC and Camshin had around 297,000 and 148,700 subscribers respectively, a sharp rise of 31.3% and 21.4%. In addition, this year, LTC and Camshin launched CDMA fixed and mobile network services.

The Cambodian Government implemented a new tax campaign in January 2004, charging local telecom operators a higher specific tax rate. The new campaign created a higher operating cost for all operators. The operators duly called upon the government not to impose the specific tax at that time. In November, the Cambodian Government announced an extension and that the specific tax would be enforced from March 2005 onwards.

The Cambodian Government introduced a policy to support the operations of Cambodian telecom operators from time to time. Besides the postponement of the new specific tax rate to March 2005, in July 2004, the Cambodian Government approved the reduction of the percentage of revenue sharing that operators must pay to the Government, to 7% from July 22, 2004 until 2006, and 10% from 2007 onwards (previously this was 11% from 2004-2006, 13% from 2007-2011 and 16% from 2012 onwards).

Consolidated Operating Results

From Q2/2004, the Company changed its accounting method used for the recognition of CSL's results. As the Company did not readjust the financial results of the comparative periods in the previous year, besides Net Income, a single line comparison between the result in the consolidated income statement of 2004 and those for the same period in the previous year might be misleading.

The table below illustrates the comparison of selected consolidated financial information of the Company for 2004 prepared by two consolidation methods.

Table 1: Selected financial information on SATTEL

Unit: (Baht in millions)	Auditor Report		Conso CSL	
	2004	2003	2004	2003
Sales and service income	5,120	5,805	6,618	5,805
Cost of sales and services	3,218	3,534	3,982	3,534
SG&A expenses	1,004	1,106	1,464	1,106
EBIT*	898	1,165	1,172	1,165
EBITDA**	2,168	2,446	2,651	2,446
Share of net results from associate	112	0.5	0.9	0.5
Net profit	856	1,080	856	1,080
EPS (Baht)	0.98	1.24	0.98	1.24

* EBIT = Sales and service income - Cost of sales and service - SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Sales and service income consists of revenue from transponder services provided by SATTEL, Internet services provided by LTC, Camshin and SBI and telephone services by LTC and Camshin. Revenues from CSL and TMC were not included in consolidated sales and services income from Q2/2004 onwards; however, figures for the whole year of 2004 include consolidated sales and service income of CSL and TMC for Q1/2004 only.

The Company reported consolidated sales and service income of Baht 5,120 million, a decrease of Baht 685 million or 11.8% compared to 2003. This was attributable to a drop in revenue from Internet business because of the use of the equity method to recognize the performance of CSL and a decrease in transponder leasing revenue. The reduction was offset by an increase in revenue from telephone business.

If revenue for the whole year 2004 of the CSL group was included, the Company would have consolidated sales and service income of Baht 6,618 million, an increase of Baht 813 million or 14.0% from last year. This was substantially due to recognition of revenue from the directory business following the acquisition of TMC in March 2004 together with an increase in revenue from the Internet business as well as the telephone business. This was offset by a plunge in transponder leasing revenue.

Telephone Network Services

There was a gradual increase in subscribers of Camshin and LTC, particularly for Mobile Prepaid services. LTC was able to reach 211,000 prepaid subscriber, marked an increase of 122% from the preceding year as well as the per minute usage of subscribers, resulted in the revenues of Camshin and LTC increasing.

Revenue from the telephone network business in 2004 was Baht 1,559 million, an increase of Baht 219 million or 16.3% compared to Baht 1,340 million for 2003.

Satellite Transponder leasing and Related Services

The concentration on IPSTAR marketing activities and the installation of all seven IPSTAR first generation gateways, led to an increase in the sales of UTs as well as revenue from gateway services. The Company believes that the First Generation Service will be the key driver to stimulate the demand for ipstar-1 satellite as well as the sales volume of UT. In 2004, 5,500 UTs were sold an increase from 1,600 UTs sold in last year. This was offset by a decrease in revenue from transponder services due to the end of transponder service agreements with DCS in 2003 and the mandatory termination of a transponder service agreement with one client who faces financial trouble.

Revenue from transponder services in 2004 was Baht 3,105 million, a decrease of Baht 166 million or 5.1% compared to Baht 3,271 million for last year. This comprise of Baht 502 million from IPSTAR service, an increase of 243.8% and Baht 2,603 million from Thaicom business, a decrease of 16.7%.

Internet Services

Revenue from the Internet business in 2004 was Baht 409 million, a decrease of Baht 785 million or 65.7% compared to Baht 1,194 million for 2003. This was largely because since Q2/04 there was no CSL revenue included in consolidated sales and services income because of the use of the equity method to recognize the performance of CSL, after the Company lowered its ownership to 40.02%. Internet revenue from Camshin and LTC increased by 77.2% from last year.

Revenue from the Internet services of CSL also increased from the previous year because of the high growth of the Internet industry, especially from ADSL and leased line services. If recording revenue from CSL by the consolidation method, consolidated Internet revenue would be Baht 1,461 million, an increase of 22.4% from 2003.

Cost of Sales and service

The Company reported total costs of Baht 3,218 million, a decrease of Baht 316 million or 8.9% compared to Baht 3,534 million in 2003, as a result of the use of the equity method to recognize the performance of CSL. Cost accounted for 62.8% of sales and service income, rising from 60.9% in 2003.

If costs for the whole of 2004 of the CSL group were included, the Company's consolidated cost of sales and service would be Baht 3,982 million, an increase of Baht 448 million or 12.7% from last year. This was substantially due to recognition of cost associated with the directory business following the acquisition of TMC in March 2004 together with an increase in cost of providing the Internet service as well as the telephone service.

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services was Baht 2,183 million, an increase of 1.1% from Baht 2,160 million in 2003. This was due to an increase in the cost of providing IPSTAR service by Baht 240 million, from the cost of sales of IPSTAR user terminals and the depreciation of the IPSTAR gateways. This was offset by a decrease of baht 217 million in cost relating to Thaicom business, mainly from a drop of baht 153 million of the concession fee in accordance with lower transponder service revenue.

Internet Services

Costs associated with the Internet business was Baht 275 million, a decrease of 64.2% compared to last year(2003: Baht 769 million). This was mainly because since Q2/04 the Company did not include costs from CSL into the consolidated cost of sales and services.

If CSL's cost were included, consolidated cost of providing Internet service in 2004 would be Baht 919 million, an increase of 19.5% from last year, as a result of an increase in international leased line costs in relation to the expansion of the customer base and in order to maintain service quality.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 737 million, an increase of 21.8% from Baht 605 million for last year. This was because the Company has been expanding and developing its fixed line and mobile network in Cambodia and Laos. This led to an increase in amortization of telephone network equipment from the previous year. Whereas, Camshin's revenue sharing cost in 2004 was lower than that of 2003 following to the reduction in rate of revenue sharing from 11% to 7% since July 22,2004,

Selling and Administrative Expenses

SG&A was Baht 1,004 million in 2004, a decrease of Baht 102 million, or 9.2% compared to Baht 1,106 million in 2003. This was due to the exclusion of CSL's SG&A in the consolidated SG&A since Q2/04, but recognizing it by using the equity method. In this year, SATTEL recorded Baht 54 million of doubtful expense; compared to Baht 22 million in 2003, while the provision for obsolete stock decreased by Baht 14 million.

Including CSL group's SG&A to the consolidated SG&A increased SG&A for 2004 to Baht 1,464 million, increased by Baht 358 million or 32.4%. This was because of the recognition of expenses of TMC following the acquisition in March 2004.

Interest Expense

Interest expense was Baht 131 million in 2004, a decrease of Baht 7 million or 5.1% compared to Baht 138 million in 2003. The weighted average cost of debt is around 3.13% compared to 2.8% in 2003.

Loss on Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using an appropriate financial instrument. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

As at 31 December 2004, the Company had outstanding net monetary assets in US Dollars after foreign currency forward contracts and foreign currency options approximately 4.8 MUSD and had total borrowing of 305 MUSD that covered the risk by foreign currency forward contracts and foreign currency options.

The Company reported a loss of Baht 28 million from foreign exchange in 2004, in contrast to a gain of Baht 120 million in the same period the previous year.

Other Income

The Company's other income was Baht 334 million, an increase of Baht 42 million or 14.4% compared to

Baht 292 million in 2003. This was mainly attributable to gain of Baht 294 million on an unwound/exercised option contract.

Share of net results from investment-equity method

The change in status of CSL from subsidiary to associate after the Company lowered its ownership to 40.02% following the CSL's IPO in April 2004 was reflected in an increase in the share of net results from investment for this year. By then, the Company starts using the equity method to recognize performance of CSL group. The share of net results from investment reported was Baht 112 million, up from Baht 0.5 million in 2003.

Income Tax Expense

Reflecting a drop in our profit, income tax expense was Baht 298 million in 2004, a decrease of Baht 15 million or 4.8%, from Baht 313 million in 2003. The effective tax rate for 2004 was 27.7%.

Financial Position

At the end of 2004, the Company reported total assets of Baht 27,587 million, increased from the end of 2003 by Baht 2,471 million or 9.8%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In 2004, the Company presents CSL's net assets as an investment in an associate because of the change in the recognition method of CSL following its IPO, as described above.

Table 2: SATTEL's Asset Components

Asset	December 31, 2004 (Auditor Report)		December 31, 2003 (Auditor Report)		December 31, 2004 (Conso CSL)	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,726	9.9	2,671	10.6	4,263	14.6
Investment in associates	759	2.8	2.7	0.01	3.6	0.01
PP&E Net	19,638	71.2	17,104	68.1	19,959	68.1
PP&E under the concession agreement, net	3,933	14.3	4,771	19.0	4,014	13.7

At the end of 2004, the Company had a current ratio of 0.44 times, down from 0.57 at the end of 2003. This was because of an increase of long-term loans that will be due within one year, of around Baht 1,069 million. Most of them are for the IPSTAR project.

Since CSL changed its status from subsidiary to associate, the investment in CSL was presented in an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of 2004, the Company's "investment in associate" was Baht 759 million, up from Baht 2.7 million at the end of 2003.

PPE at the end of 2004 was Baht 19,638 million, an increase of Baht 2,534 million from Baht 17,104 million at the end of last year. This was attributable to an increase of Baht 1,976 million in assets under construction of the IPSTAR project (2004: Baht 15,313 million, 2003: Baht 13,337 million) offset by a decrease from the change in status of the CSL group, from a subsidiary to associate, of approximately Baht 272 million. PPE includes the assets under concession agreements of Camshin of approximately Baht 2,016 million (2003: Baht 2,170 million). According to the concession agreement, Camshin must transfer its ownership of this related PPE to the Cambodian government on the expiration date of the concession agreement, on March 4, 2028.

PPE under the concession agreement at the end of 2004 was Baht 3,933 million, a decrease of baht 838 million from Baht 4,771 million at the end of 2003. This was due to the amortization of the three Thaicom satellites of Baht 712 million coupled with the effect from the change in status of the CSL group from a subsidiary to an associate, of roughly Baht 114 million. After finishing launch and in-orbit tested, the Company has to transfer the title of the IPSTAR satellite to the Ministry of Information and Technology and the investment in IPSTAR project will be transferred and recorded under PPE under concession at that time.

The Company's total borrowing at the end of 2004 was Baht 16,311 million, an increase of Baht 1,306 million from Baht 15,005 million at the end of 2003. This was substantially accounted for by the IPSTAR project. Shareholders' equity was Baht 9,164 million at the end of this year. The Company's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,384 million because of the exercise to purchase shares under the Employee Stock Option Plan (the ESOP project). In addition, the Company recorded an unrealized gain on dilution in the investment in CSL group of Baht 376 million in shareholders' equity and paid dividend for the performance of the year 2003of Baht 219 million. Total borrowing to equity at the end of 2004 was 1.78 times.

The Company's cash flow from operations for 2004 was Baht 2,560 million, net cash outflow used for investing activities was Baht 3,567 million, mainly for the IPSTAR project, the expansion of the telephone network and the net investment in the stake of TMC amounting of baht 442 million. Net cash inflow from financing was Baht 2,642 million, mostly came from the financial institutes that support IPSTAR project. The Company had ending cash at Baht 993 million on December 31,2004.

Auditor's Report

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2004 and 2003, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2004 and 2003, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No.3051
PricewaterhouseCoopers ABAS Limited

Bangkok
17 February 2005

SECURITY UP


2001
2002
2003
2004

Shin Satellite Public Company Limited

Balance Sheets

As at 31 December 2004 and 2003

		Consolidated		Company	
	Notes	2004 Baht	2003 Baht	2004 Baht	2003 Baht
Assets					
Current assets					
Cash and cash equivalents	3	[illegible]	820,123,292	[illegible]	241,793,967
Short-term investment	4	[illegible]	-	209,856,743	-
Trade accounts receivable and accrued income, net	5, 30	[illegible]	923,290,496	[illegible]	621,981,873
Amounts due from related parties	30	[illegible]	-	[illegible]	21,492,818
Short-term loans and advances to related parties	30	-	-	69,736,201	18,032,472
Inventories, net	6	[illegible]	547,962,633	247,095,814	511,686,582
Current portion of foreign currency forward contracts receivable, net	16	[illegible]	-	557,130	-
Other current assets, net	7, 30	[illegible]	379,509,950	[illegible]	212,147,747
Total current assets		[illegible]	2,670,886,371	[illegible]	1,627,135,459
Non-current assets					
Investments - equity method	8	[illegible]	2,719,499	[illegible]	1,635,632,391
Long-term investments - other	9	-	12,507,236	-	-
Long-term loan to another company	10	[illegible]	26,421,642	29,174,451	26,421,642
Property and equipment, net	11	[illegible]	17,104,474,325	[illegible]	14,105,127,469
Property and equipment under concession agreement, net	12	[illegible]	4,771,261,911	[illegible]	4,645,626,251
Deferred charges, net	12	[illegible]	98,161,102	32,305,439	35,456,650
Intangible assets, net	12	[illegible]	248,954,856	[illegible]	2,167,986
Other non-current assets, net	13, 30	[illegible]	180,599,546	[illegible]	131,472,370
Total non-current assets		[illegible]	22,445,100,117	[illegible]	20,581,904,759
Total assets		[illegible]	25,115,986,488	[illegible]	22,209,040,218

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Balance Sheets (Continued)

As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
Liabilities and Share Holders Equity					
Current liabilities					
Short-term loans from financial institutions	14	1,392,099,934	897,000,000	1,290,099,934	830,000,000
Trade accounts payable	30	585,473,424	414,613,767	196,435,189	144,524,205
Accounts payable-property and equipment	30	218,299,231	231,357,560	71,582,487	23,219,947
Amounts due to related parties	30	12,720,085	16,132,986	14,252,015	23,438,076
Current portion of long-term borrowings, net	14	2,152,510,080	1,578,265,989	1,762,584,049	1,276,931,685
Short-term loans from other company	14	-	6,101,895	-	-
Current portion of foreign currency forward contracts payable, net	16	555,379,863	604,489,800	555,379,863	604,489,800
Current portion of advances from customers		116,147,151	153,336,909	52,093,450	23,961,870
Accrued concession fee		574,641,662	236,803,454	453,011,175	134,543,986
Accrued expenses	30	182,640,357	224,068,931	135,779,018	88,563,726
Other current liabilities	15	345,231,648	299,924,268	180,897,423	158,561,062
Total current liabilities		6,135,143,735	4,662,095,559	4,712,114,603	3,308,234,357
Non-current liabilities					
Foreign currency forward contracts payable, net	16	-	36,521,000	-	36,521,000
Long-term borrowings, net	14	12,211,314,717	11,888,624,365	10,318,346,259	10,159,406,087
Net liabilities in subsidiaries	8	-	-	113,106,845	544,939,338
Other non-current liabilities	30	76,115,904	85,515,432	74,366,061	81,514,234
Total non-current liabilities		12,287,430,621	12,010,660,797	10,505,819,165	10,822,380,709
Total liabilities		18,422,574,356	16,672,756,356	15,217,933,768	14,130,615,066

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Balance Sheets (Continued)

As at 31 December 2004 and 2003

		Consolidated		Company	
	Notes	2004 Baht	2003 Baht	2004 Baht	2003 Baht
Shareholders' equity					
Share capital	17				
Authorised share capital-ordinary shares		5,568,472,000	5,500,000,000	5,568,472,000	5,500,000,000
Issued and paid-up share capital-ordinary shares		4,384,409,000	4,375,000,000	4,384,409,000	4,375,000,000
Premium on share capital	17	2,198,394,730	2,190,000,000	2,198,394,730	2,190,000,000
Unrealised cumulative gains on dilution of investment in subsidiary		376,224,720	-	376,224,720	-
Cumulative foreign currency translation adjustment		(186,947,505)	(168,885,854)	(186,947,505)	(168,885,854)
Retained earnings					
Appropriated					
Legal reserve	19	153,120,337	110,314,194	153,120,337	110,314,194
Unappropriated		2,166,389,631	1,571,996,812	2,166,389,631	1,571,996,812
Total parent's shareholders' equity		9,091,590,913	8,078,425,152	9,091,590,913	8,078,425,152
Minority interests		72,526,856	364,804,980	-	-
Total shareholder's equity		9,164,117,769	8,443,230,132	9,091,590,913	8,078,425,152
Total liabilities and shareholders' equity		27,586,692,125	25,115,986,488	24,309,524,681	22,209,040,218

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Income

For the years ended 31 December 2004 and 2003

	Notes	Consolidated		Company	
		2004 Baht	2003 Baht	2004 Baht	2003 Baht
REVENUES	30				
Revenues from sales and services		5,120,378,208	5,804,695,125	3,184,931,073	3,323,488,567
Other income	20	334,235,714	292,072,880	347,299,707	270,885,560
Gain on foreign exchange		-	119,878,342	-	115,518,128
Share of net results from investments - equity method	8	111,870,196	456,107	380,745,320	342,175,998
Total revenues		5,566,534,118	6,217,102,454	3,912,976,100	4,052,068,253
EXPENSES	30				
Cost of sales and services		2,788,107,057	2,947,433,626	1,811,442,185	1,649,917,511
Concession fee		429,791,148	586,123,034	362,967,189	515,629,981
Selling and administrative expenses		998,644,407	1,100,878,069	603,451,988	537,528,186
Directors' remuneration		4,941,576	5,055,123	4,070,000	4,120,000
Loss on foreign exchange		28,051,108	-	36,345,646	-
Total expenses		4,249,615,296	4,639,489,852	2,818,277,008	2,707,195,678
Profit before interest expense and income tax		1,316,918,822	1,577,612,602	1,094,699,092	1,344,872,575
Interest expense	30	(130,574,040)	(137,916,047)	(36,293,250)	(47,620,828)
Income tax		(298,051,977)	(312,557,052)	(202,282,978)	(216,963,812)
Profit before minorities		888,292,805	1,127,139,503	856,122,864	1,080,287,935
Profit attributable to minorities, net		(32,169,941)	(46,851,568)	-	-
Net profit for the year		856,122,834	1,080,287,935	856,122,864	1,080,287,935
Basic earnings per share (Baht)	22	0.98	1.24	0.98	1.24
Diluted earnings per share (Baht)	22	0.97	1.23	0.97	1.23

The notes to the consolidated and company financial statements on pages 105 to 134 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2004 and 2003

		Consolidated (Baht)							
	Notes	Issued and paid-up share capital (Note 17)	Premium on share capital (Note 17)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 19)	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000,000	2,190,000,000	-	19,780,211	56,299,821	545,723,250	17,309,574	7,204,112,856
Foreign currency translation adjustment		-	-	-	(188,666,065)	-	-	-	(188,666,065)
Net profit for the year		-	-	-	-	-	1,080,287,935	-	1,080,287,935
Increase in legal reserve during the year	19	-	-	-	-	54,014,373	(54,014,373)	-	-
Increase in minority interests during the year		-	-	-	-	-	-	347,495,406	347,495,406
Closing balance as at 31 December 2003		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132
Increase in share capital during the year	17	9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	8e(4)	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year	18	-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	19	-	-	-	-	42,806,143	(42,806,143)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(292,278,124)	(292,278,124)
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2004 and 2003

	Note	Company (Baht)							
		Issued and paid-up share capital (Note 17)	Premium on share capital (Note 17)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 19)	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000,000	2,190,000,000	-	19,780,211	56,299,821	545,723,250	-	7,186,803,282
Foreign currency translation adjustment		-	-	-	(188,666,065)	-	-	-	(188,666,065)
Net profit for the year		-	-	-	-	-	1,080,287,935	-	1,080,287,935
Increase in legal reserve during the year	19	-	-	-	-	54,014,373	(54,014,373)	-	-
Closing balance as at 31 December 2003		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152
Increase in share capital during the year	17	9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	8e(4)	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year	18	-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	19	-	-	-	-	42,806,143	(42,806,143)	-	-
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
Cash flows from operating activities	23	2,580,162,671	1,881,149,943	1,663,012,271	1,024,813,542
Cash flows from investing activities					
Investments in subsidiaries and associate, net	8e, 24	(441,711,327)	(228,019,041)	-	(89,259,142)
Payments for short-term investments		(219,987,474)	-	(219,987,474)	-
Payments for long-term investments		(5,115)	-	-	-
Receipts from long-term investments		10,000,000	415,825	-	420,000
Loans to subsidiaries		(107,711)	-	(69,209,518)	(7,368,848)
Loans to other company		-	(5,503,965)	-	(5,503,965)
Receipts from loans to subsidiary, associate and joint venture		107,711	24,660,753	15,827,380	28,772,241
Purchases for property and equipment		(2,932,926,894)	(5,909,964,867)	(1,967,346,473)	(5,231,662,172)
Purchases for property and equipment under concession agreements		-	(102,000)	-	(102,000)
Payments for intangible assets	12	(4,452,297)	(2,167,986)	(2,077,456)	(2,167,986)
Payments for deferred charges	12	(25,228,682)	(69,016,948)	(3,728,107)	(15,349,699)
Dividends received from associate	8b	37,514,999	-	-	-
Proceeds from sales of property and equipment		9,334,857	2,606,570	3,624,238	482,578
Net cash payments from investing activities		[illegible]	(6,187,091,659)	[illegible]	(5,321,738,993)
Cash flows from financing activities					
Proceeds from increase of share capital	17	17,803,700	-	17,803,700	-
Advance proceeds from increase of share capital		2,403,755	-	2,403,755	-
Proceeds from increase of share capital in subsidiary	8e	1,092,542,500	245,000,000	-	-
Dividend payment	18	(219,923,902)	-	(219,923,902)	-
Proceeds from short-term borrowings	14	[illegible]	2,944,440,477	3,440,366,007	2,844,440,477

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

Shin Satellite Public Company Limited

Statements of Cash Flows (Continued)

For the years ended 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Baht	Company 2004 Baht	Company 2003 Baht
Cash flows from financing activities (Continued)					
Proceeds from long-term borrowings, net of financial expenses		1,674,243,434	8,186,648,678	1,255,655,452	6,132,663,890
Repayments of loan from parent company		-	(142,912,020)	-	-
Repayments of short-term borrowings	14	(2,994,819,379)	(4,706,406,792)	(2,972,717,784)	(4,607,406,793)
Repayments of long-term borrowings	14	(922,183,318)	(2,003,709,418)	(503,777,120)	(192,180,791)
Net cash receipts from financing activities		2,342,426,327	4,523,060,925	1,020,820,439	4,177,516,783
Net increase (decrease) in cash and cash equivalents		1,635,128,865	217,119,209	430,934,910	(119,408,668)
Cash and cash equivalents, opening balance		820,123,292	519,703,421	241,793,967	362,388,089
Cash recognised on change of status of associate to joint venture	8e	(1,469,858,634)	84,789,169	-	-
Effects of exchange rate changes		7,505,605	(1,488,507)	7,505,605	(1,185,454)
Cash and cash equivalents, closing balance	3	992,899,128	820,123,292	680,234,482	241,793,967

Supplementary information for cash flows:

	Notes	Consolidated 2004 Baht '000	Consolidated 2003 Baht '000	Company 2004 Baht '000	Company 2003 Baht '000
Interest paid		420,305	346,237	327,120	231,465
Income tax paid		304,026	258,411	205,162	125,755
Non-cash transactions					
Acquisition of property and equipment through debt		396,657	121,593	70,326	27,496
Acquisition of investment in subsidiary through share swap		-	88,994	-	88,994
Transfer of buildings and equipment through borrowings	14	66,227	-	-	-

The notes to the consolidated and company financial statements on pages 105 to 154 are an integral part of these financial statements.

1. General Information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is: 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The principal business of the Company, its subsidiaries, associate and joint venture (collectively "the Group") are detailed below:

The Company, its subsidiaries, associate, and joint venture are primarily involved in transponder services for domestic and international communications, broadband content services, Internet data center services, internet services, satellite uplink-downlink services, telephone network services, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreement.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 2,194 people (2003: 2,536 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology.

During the first quarter of 2004, the Group acquired an interest in Teleinfo Media Company Limited; this is recognised as investment in a joint venture and mentioned in Note 24.

In April 2004, CS Loxinfo Public Company Limited ("CSL") increased its share capital by issuance of additional ordinary shares to the public and registered as a listed company on the Stock Exchange of Thailand. This resulted in a decrease in the Group's shareholding in CSL and changed the status of CSL from a subsidiary to an associate of the Group. As a result, the Group has deconsolidated CSL from April 2004 in its consolidated financial statements, which is discussed in Note 8e.

2. Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The accounting principles applied may differ from generally accepted accounting principles adopted in other countries and jurisdictions. The accompanying consolidated and company financial statements are therefore not intended to present the financial position and results of operations and cash flows in accordance with jurisdictions other than Thailand. Consequently, these consolidated and company financial statements are only addressed to those who are informed about Thai generally accepted accounting principles and practices.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below:

The preparation of financial statements in conformity with Thai Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

For the convenience of the user, an English translation of the consolidated and company financial statements has been prepared from the statutory financial statements that are issued in the Thai language.

Accounting for profit (loss) on dilution of interest in subsidiaries and associates

On 30 April 2004, the Securities and Exchange Commission of Thailand ("SEC") issued a memo regarding the accounting treatment for investments in subsidiaries and associates, following a letter issued by the Institute of Certified Accountants and Auditors of Thailand dated 23 April 2004. This is related to the recognition of the increase in the value of investments in subsidiaries or associates, whose shareholders' equity has increased from a sale of its shares to the public at a price higher than the carrying amount in shareholders' equity.

During the third quarter of 2004, the Company changed its accounting policy for such gains on dilution to book such gains as an unrealised gain on dilution from investment in shareholders' equity, instead of to the income statements in order to comply with the memo. As a change in accounting policy, retrospective adjustment would normally be required; however, in this case there is no material impact on the consolidated and company financial statements and consequently no restatement of the comparative financial information is required or has been made.

2.2 Group accounting - Investment in subsidiaries, associates and joint venture

a) Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has the power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the subsidiary acquired is recorded as goodwill. See Note 2.9 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements, investments in subsidiaries are reported by using the equity method of accounting as described below in Note b) associated undertakings.

A list of the Group's principal subsidiaries is set out in Note 8.

b) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associates.

A list of the Group's principal associates is set out in Note 8.

c) Joint venture undertakings

The Group's interest in jointly controlled entities is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets, liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements, the equity method is applied to account for interests in joint ventures.

2.3 Related companies

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, which are directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised as income or expense in the income statements.

Income and cash flow statements of foreign entities are translated into the Group's reporting currency at the average exchange rates for the year and the balance sheets are translated at the exchange rates prevailing at the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings, is taken to 'Cumulative foreign currency translation adjustment' in shareholders' equity. On disposal of the foreign entity, accumulated currency translation differences are recognised in the income statements as part of the gain or loss on sale or disposal.

2.5 Cash and cash equivalents

Cash and cash equivalents carried in the financial statements comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months or less.

2.6 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An estimate is made for doubtful receivables based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charge, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw

materials, direct labour, other direct costs and related production overheads, the latter being allocated on the basis of normal operating activities. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Provision is made, where necessary, for obsolete, slow moving and defective inventory.

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

Investment with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as short term investment in the current assets.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the income statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statements.

2.9 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill. Goodwill on acquisitions of subsidiaries or joint ventures is included in investments-equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments-equity method in the consolidated and company financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 8 - 12 years.

The carrying amount of goodwill is reviewed annually. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

Other intangible assets

The cost of other intangible assets comprises the expenditure on acquired software, patents, trademarks or licenses and is amortised using the straight-line method over their expected benefits of related assets for a period of 5-10 years.

The carrying amount of other intangible assets is reviewed annually. Where an indication of impairment exists, the carrying amount of intangible assets is assessed and written down immediately to its recoverable amount.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.10 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

2.11 Leases - where the Group is the lessee

Leases of assets where the Group assumes a substantial portion of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.12 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.13 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5-10 years
Equipment	5-10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3-5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, telemetry, tracking, commanding and monitoring stations, and other operational equipment, which has been transferred to the Government agency. They are amortised using the straight-line method over the lower of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 28.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed for impairment loss annually.

Borrowing costs to finance the construction of satellite projects under the concession agreement are capitalised during the period of time that is required to complete and prepare the satellite for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, and related taxes.

2.15 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset will be realised and a foreign currency liability will be settled.

Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year-end rate. Unrealised gains and losses on translation are recognised in the income statements. Premiums or discounts are amortised in the income statements on the straight-line basis over the contract periods.

Foreign currency option contracts

Foreign currency option contracts are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) on a set date, a specific amount of a foreign currency at a pre-determined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal under option contracts is not recognised on the balance sheets. Premiums are amortised in the income statements on the straight-line basis over the periods of the contracts.

Disclosures related to financial instruments to which the Group is a party are provided in Note 25.

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statements in the year to which they relate.

2.16 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets for which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the Group. The Group's contributions to the provident fund are charged to the income statements in the year to which they relate.

2.17 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers.

Revenue from the sale of advertising space in directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases on equipment is recognised in the period at the rate of the leasing contract.

Interest income is recognised as it accrues unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.18 Income tax

The Group calculates income tax in accordance with the Revenue Code and records it on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.19 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which desegregates its business by service or product.

3. Cash and cash equivalents

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Cash in hand	22,522	2,563	651	2,126
Current accounts and saving deposits held at call with banks	672,171	772,718	392,277	239,668
Fixed deposits with banks	298,206	4,842	287,306	-
Promissory notes	-	40,000	-	
Total	992,899	820,123	680,234	241,794

The weighted average effective interest rate of deposits held with banks and promissory notes was 1.05% per annum (2003: 0.71% per annum).

4 Short-term investment

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Short-term investment comprise:				
Fixed deposit	209,887	-	209,887	-
Total	209,887	-	209,887	-

As at 31 December 2004, a Baht 210 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement (2003: nil).

5. Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Trade accounts receivable				
-Third parties	1,124,725	1,100,493	688,117	512,042
-Related parties (Note 30)	48,677	13,797	87,414	11,012
Accrued income				
-Third parties	195,249	186,123	194,790	183,731
-Related parties (Note 30)	12,973	6,551	25,949	23,443
Total trade accounts receivable and accrued income	1,381,624	1,306,964	996,270	730,228
Less Allowance for doubtful accounts	(390,387)	(383,674)	(161,893)	(108,246)
Total trade accounts receivable and accrued income, net	991,237	923,290	834,377	621,982

Outstanding trade accounts receivable-third parties as at 31 December 2004 and 2003 can be analysed as follows:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Current	125,553	152,577	74,700	54,200
Over-due less than 3 months	157,350	203,462	121,622	88,946
Over-due 3-6 months	171,251	151,296	89,143	93,828
Over-due 6-12 months	165,691	142,462	143,086	108,991
Over-due over 12 months	504,880	450,696	259,566	166,077
	1,124,725	1,100,493	688,117	512,042
Less Allowance for doubtful accounts - third parties	(390,387)	(383,674)	(161,893)	(108,246)
Trade accounts receivable-third parties, net	734,338	716,819	526,224	403,796

[illegible]

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Raw material and supplies	147,186	250,080	147,180	246,101
Work in process	8,607	5,078	8,523	5,078
Finished goods	238,056	339,326	161,383	302,472
Goods in transit	1,890	634	-	-
	395,739	595,118	317,086	553,651
Less Allowance for obsolete inventories	(70,187)	(47,155)	(69,990)	(41,964)
Total	325,552	547,963	247,096	511,687

[illegible] net

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Withholding taxes and other taxes	15,185	106,168	1,480	45,592
Prepaid expenses	52,906	60,310	37,938	43,704
Advance payments	65,221	159,837	47,453	68,916
Deposits	22,255	23,133	22,255	22,419
Others	40,861	34,099	14,010	31,517
	196,428	383,547	123,136	212,148
Less Allowance for non refundable withholding taxes	-	(4,037)	-	-
Total	196,428	379,510	123,136	212,148

8. Investments - equity method

a) Investments - equity method as at 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Investments in subsidiaries	-	-	1,942,709	1,635,632
Investment in associate	758,890	2,719	-	-
Total investments	758,890	2,719	1,942,709	1,635,632

b) Movements in investments - equity method for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
For the years ended 31 December				
Opening net book value	2,719	777,792	1,635,632	1,273,578
Change in status from associate to joint venture	-	(777,792)	-	-
Change in status from other company to subsidiary	-	-	-	18,900
Change in status from subsidiary to associate (Note 8e (iv))	305,590	-	-	-
Unrealised gains on dilution of investment in a subsidiary (Note 8e (iv))	376,225	-	-	-
Associate acquisition	-	2,263	-	-
Subsidiary acquisition	-	-	-	99,749
Increase in investments in subsidiaries	-	-	-	78,505
Disposal of investment in a subsidiary	-	-	-	(890)
Share of net results from investments - equity method	111,870	456	325,139	365,476
Dividends received	(37,514)	-	-	-
Transfer	-	-	-	(11,020)
Foreign currency translation adjustment	-	-	(18,062)	(188,666)
Closing net book value	758,890	2,719	1,942,709	1,635,632

c) The nature of investments-equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing e-learning and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponser services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	In the process of registering its termination with the Ministry of Commerce	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line and mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
iPSTAR Australia Pty Company Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
iPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data centre services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Service Company Limited	Providing Internet services	Thailand	THB

c) The nature of investments-equity method (Continued)

Name	Business	Country	Currency
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Providing Internet customers and marketing activities	Thailand	THB
Joint venture of CS Loxinfo Public Company Limited			
Teleinfo Media Company Limited	Publishing telephone directories and advertising	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 December 2004, Star Nucles Company Limited had not yet commenced its business operations.

d) Carrying value of investments-equity method can be summarised as follows:

	Consolidated - 31 December 2004 (Baht Million)					
	Paid-up capital	Investment Portion (%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Associated company						
CS Loxinfo Public Company Limited	Baht Million 625.0	40.02	1,669.10	(872.70)	758.89	37.51

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment Portion (%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Associated company						
CS Loxinfo Solutions Company Limited	Baht Million 5.0	44.99	0.05	0.46	2.72	-

	Company- 31 December 2004 (Baht Million)					
	Paid-up capital	Investment Portion (%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shenington Investments	SGD Million					
Pte Company Limited	14.66	100.00	269.88	1,519.17	1,789.05	-
iPSTAR Company	USD Million					
Limited	2.0	68.89	78.49	(47.50)	30.99	-
Spacecode LLC	USD Million					
	3.0	70.00	118.65	4.02	122.67	-
Star Nucleus Company	USD Million					
Limited	-	70.00	-	-	-	-
Total			467.02	1,475.69	1,942.71	-

	Company- 31 December 2003 (Baht Million)					
	Paid-up capital	Investment Portion (%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shenington Investments	SGD Million	100.00	269.88	1,177.79	1,447.67	-
Pte Company Limited	14.66					
iPSTAR Company	USD Million					
Limited	2.0	98.89	78.49	(11.67)	66.82	-
Spacecode LLC	USD Million					
	3.0	70.00	118.65	2.49	121.14	-
Total			467.02	1,168.61	1,635.63	-

e) Significant movements in investments - equity method during the year ended 31 December 2004 were as follows:

Subsidiaries

i) IPSTAR Company Limited

On 15 January 2004, IPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of IPSTAR Australia PTY Company Limited, which had been called on 100,000 shares at a par value and price of AUD 1.0 each.

ii) IPSTAR New Zealand Company Limited ("IPSTAR New Zealand")

On 24 February 2004, IPSTAR Company Limited made a payment of NZD 82,000 for the registered share capital of IPSTAR New Zealand Company Limited, which had been called on 82,000 shares at a par value and price of NZD 1.0 each.

On 13 April and 26 April 2004, IPSTAR Company Limited made payments of NZD 100,000 and NZD 130,000, respectively for the registered share capital of IPSTAR New Zealand Company Limited, which had been called on 100,000 shares and 130,000 shares, respectively at a par value and price of NZD 1.0 each.

On 17 May 2004, IPSTAR Company Limited made a payment of NZD 188,000 for the registered share capital of IPSTAR New Zealand Company Limited, which had been called on 188,000 shares at a par value and price of NZD 1.0 each.

As at 31 December 2004, the total registered and paid-up share capital of IPSTAR New Zealand Company Limited is NZD 500,000 (Baht 14 million).

iii) Star Nucleus Company Limited

On 21 April 2004, the Group established a new subsidiary, Star Nucleus Company Limited, a subsidiary of IPSTAR Company Limited. The total authorised number of ordinary shares of Star Nucleus Company Limited is 50,000 shares with a par value of USD 1.0 each.

At the Board of Directors' meeting of the Company on 13 August 2004, a resolution was passed to approve a change in the shareholder structure of Star Nucleus Company Limited from a subsidiary of IPSTAR Company Limited to a subsidiary of the Company.

On 13 December 2004, Star Nucleus Company Limited had issued 10 shares with a par value of USD 1.0 each for its registered share capital.

As at 31 December 2004, Star Nucleus Company Limited had yet commenced its business operations.

Associates

iv) CS Loxinfo Public Company Limited ("CSL")

At the extraordinary shareholders' meeting of the Company on 23 February 2004, the shareholders passed a resolution to approve the issue of warrents to CSL's directors, employees and advisors ("ESOP") for 3,096,300 units.

On 4 March 2004, CSL acquired ordinary shares of Teleinfo Media Company Limited ("TMC"), which is discussed in note 8c (v).

On 2 April 2004, CSL registered additional issued and paid-up share capital with the Ministry of Commerce, from 500 million ordinary shares at a par value of Baht 1 each to 625 million ordinary shares at a par value of Baht 1 each. CSL issued the additional 125 million ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 8 April 2004 at the initial offering price of Baht 9 per share. CSL received cash proceeds for the par value of ordinary shares and premium on share capital, net of direct expenses, totaling Baht 125 million and Baht 967.5 million, respectively. This resulted in a decrease in Shin Broadband Internet (Thailand) Company Limited's shareholding in CSL from 50.02% to 40.02%. The Group reassessed its power to control CSL after the dilution and changed CSL's status from a subsidiary to an associate. The Group has deconsolidated CSL from April 2004 and presents the net carrying amounts of investment in CSL as of the date of the change in status of Baht 306 million using the equity method in the consolidated financial statements. In addition, the Group has recognised the unrealised gains on the dilution of investment in a subsidiary of Baht 376 million as an equity account under shareholders' equity, without effect on the net profit for the year ended 31 December 2004.

At the Board of Directors' meeting of CSL on 10 May 2004 and the extraordinary shareholders' meeting of CSL on 14 June 2004, resolutions were passed to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL (ESOP Grant II), and to approve the increase in CSL's registered capital by issuing additional ordinary shares as a reserve for the exercise of warrants under the ESOP above.

At the Board of Directors' meeting of CSL on 10 August 2004, the Board of Directors passed a resolution to approve an interim dividend of Baht 0.15 per share totaling Baht 94 million.

v) Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Company Limited ("CSL") acquired 26,550,583 ordinary shares and 17,303,601 ordinary shares of Teleinfo Media Company Limited ("TMC") from Shin Corporation Public Company Limited and SingTel Interactive Private Limited, respectively at Baht 11.53 per share, representing a total shareholding of 63.25% (Note 24).

TMC, a joint venture, has been granted rights to publish and advertise in telephone directories by TOT Corporation Public Company Limited ("TOT"). The minimum fee for the revenue sharing is Baht 5 million per contracted telephone number database used for publishing the 2003, 2004, and 2005 issues of the business telephone directory (Yellow Pages).

The change in status of CSL from subsidiary to associate meant that TMC, which is a joint venture of CSL, ceased to be a joint venture of the Group in April 2004.

Joint Venture

vi) Lao Telecommunications Co., Ltd. ("LTC")

At the shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 22 January 2004, a resolution was passed to approve a dividend payment of USD 4 million to the shareholders with respect to the operations of LTC for 2003.

The following amounts represent the Group's share of 49% of the assets, liabilities and revenues of LTC and are included in the consolidated balance sheets as at 31 December 2004 and 2003 and the consolidated income statements for the years then ended.

	Consolidated	
	2004 Baht '000	2003 Baht '000
Balance sheets as at 31 December		
Current assets	222,299	267,576
Non-current assets	1,414,628	778,533
Current liabilities	(424,712)	(84,536)
Non-current liabilities	(62,950)	(878)
Net assets	1,150,265	960,695
Income statements for the years ended 31 December		
Total revenues	679,300	539,175
Net profit	273,046	249,873

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 27c).

As at 31 December 2004, the Group's share of LTC's capital expenditure contracted but not recognised in the financial statements is USD 17 million (approximately Baht 675 million).

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of Shin Broadband Internet (Thailand) Company Limited's bank loans amounting to Baht 807 million (2003: Baht 807 million) (Note 27d and 30g). Accordingly, the Company has accounted for the full net deficit of Shin Broadband Internet (Thailand) Company Limited at 31 December 2004 and 2003 to reflect the extent of its obligations (Note 30g).

The movements in these net liabilities in subsidiaries in the company financial statements for the year ended 31 December 2004 and 2003 are as follows:

	Company	
	2004 Baht '000	2003 Baht '000
Opening net book value	(544,939)	(532,659)
Transfer	-	11,020
Gain on dilution of investment in subsidiaries	-	6,395
Unrealised gains on dilution of investment in a subsidiary	376,225	-
(Note 8e (iv))	55,607	(29,695)
Share of net profit (loss) from investments - equity method Closing net book value	(113,107)	(544,939)

Carrying value of net liabilities in subsidiaries is as follows:

	Company - 31 December 2004 (Baht Million)					
	Paid - up capital	Investment portion(%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shin Broadband						
Internet (Thailand) Company	Baht Million					
Limited	947.29	100	947.29	(1,060.39)	(113.10)	-

	Company - 31 December 2003 (Baht Million)					
	Paid - up capital	Investment portion(%)	At cost	Accumulated share of net result from investment	At equity	Dividend
Subsidiaries						
Shin Broadband						
Internet (Thailand) Company	Baht Million					
Limited	947.29	100	947.29	(1,492.23)	(544.94)	-

9. Other investments

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Fixed deposits	-	12,507	-	-

As at 31 December 2003, Baht 12.5 million of time deposits was 0.48% of the weighted average effective interest rates and was pledged as collateral in respect of bank guarantees.

10. Long-term loan to another company

The long-term loan to another company is unsecured and bears interest at the rate of 2.67% - 3.25% per annum. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid.

11. Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2003					
Cost	114,601	3,922,442	718,689	14,458,056	19,213,788
Less Accumulated depreciation	(35,890)	(1,661,688)	(411,736)	-	(2,109,314)
Net book value	78,711	2,260,754	306,953	14,458,056	17,104,474
Transactions during the year ended 31 December 2004					
Opening net book value	78,711	2,260,754	306,953	14,458,056	17,104,474
Additions	12,286	456,514	65,846	2,729,176	3,263,822
Increase from investing in a joint venture, net (Note 24)	28	-	47,947	6,953	54,928
Decrease from change in status from subsidiary to associate (Note 8e (iv))	(24)	(50,063)	(213,777)	(7,897)	(271,761)
Disposals, net	-	(10,422)	(6,902)	-	(17,324)
Write-offs, net	(7,639)	(3,695)	(4,288)	-	(15,622)
Transfers, net	(3,113)	1,336,389	(3,608)	(1,228,775)	102,893
Reclassification	-	(23,103)	-	-	(23,103)
Depreciation charges (Note 21)	(8,978)	(438,092)	(68,175)	-	(515,245)
Foreign currency translation adjustment	(279)	(61,015)	(905)	17,246	(44,953)
Closing net book value	70,992	3,469,267	123,091	15,974,759	19,638,109
As at 31 December 2004					
Cost	109,541	5,160,271	275,796	15,974,759	21,520,367
Less Accumulated depreciation	(38,549)	(1,691,004)	(152,705)	-	(1,882,258)
Net book value	70,992	3,469,267	123,091	15,974,759	19,638,109

	Company (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2003					
Cost	53,760	1,359,030	125,491	13,337,395	14,875,676
Less Accumulated depreciation	(19,460)	(676,965)	(74,124)	-	(770,549)
Net book value	34,300	682,065	51,367	13,337,395	14,105,127
Transactions during the year ended 31 December 2004					
Opening net book value	34,300	682,065	51,367	13,337,395	14,105,127
Additions	1,709	82,618	27,337	1,903,288	2,014,952
Disposals, net	-	(10,422)	-	-	(10,422)
Write-offs, net	(151)	(3,695)	(3,964)	-	(7,810)
Transfers, net	-	49,192	(1,042)	71,992	120,142
Depreciation charges (Note 21)	(3,905)	(203,215)	(21,272)	-	(228,392)
Closing net book value	31,953	596,543	52,426	15,312,675	15,993,597
As at 31 December 2004					
Cost	55,226	1,442,088	144,595	15,312,675	16,954,584
Less Accumulated depreciation	(23,273)	(845,545)	(92,169)	-	(960,987)
Net book value	31,953	596,543	52,426	15,312,675	15,993,597

Borrowing costs of Baht 440 million (2003: Baht 576 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year.

As at 31 December 2004, property and equipment included a project in progress of Baht 15,313 million (2003: Baht 13,337 million) relating to the iPSTAR project (Note 28). The iPSTAR-1 project will be fully operational with the launch in the middle of 2005. According to the concession agreement made with the Ministry of Information Communication and Technology, the Company must transfer its ownership of the iPSTAR-1 Satellite to the Ministry of Information Communication and Technology on the date of the completion of construction and installation.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Co., Ltd., of approximately Baht 2,016 million (2003: Baht 2,170 million). According to the concession agreement, Cambodia Shinawatra Company Limited ("CAM") must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 27 b).

Capital commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
	Currency	2004 Thousand	2003 Thousand	2004 Thousand	2003 Thousand
Relating to iPSTAR Project	USD	50,281	88,233	49,980	86,080
	NOK	4,560	3,800	4,560	3,800
	AUD	251	-	-	-
	NZD	2,015	-	-	-
Relating to telephone network	USD	18,459	12,188	-	-
Total	USD	68,587	100,421	49,980	86,080
	NOK	4,560	3,800	4,560	3,800
	AUD	251	-	-	-
	NZD	2,015	-	-	-
Total in Thai Baht	THB	2,782,720	4,013,146	1,988,877	3,443,252

12. Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2003			
Cost	10,928,570	280,630	267,116
Less Accumulated amortisation	(6,157,308)	(182,469)	(18,161)
Net book value	4,771,262	98,161	248,955
Transactions during the year ended 31 December 2004			
Opening net book value	4,771,262	98,161	248,955
Additions	-	25,227	5,208
Write-off, net	-	(1,680)	1,454
Increase from investing in a joint venture, net (Note 24)	-	3,532	439,175
Decrease from change in status from subsidiary to associate (Note 8e (iv))	(114,126)	(8,854)	(491,930)
Transfers, net	-	(4,306)	9,611
Amortisation charges (Note 21)	(723,651)	(21,965)	(8,748)
Foreign currency translation adjustment	-	(1,060)	(2,412)
Closing net book value	3,933,485	89,055	201,313
As at 31 December 2004			
Cost	10,595,425	202,895	227,570
Less Accumulated amortisation	(6,661,940)	(113,840)	(26,257)
Net book value	3,933,485	89,055	201,313

	Company (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2003			
Cost	10,595,425	180,439	2,168
Less Accumulated amortisation	(5,949,799)	(144,982)	-
Net book value	4,645,626	35,457	2,168
Transactions during the year ended 31 December 2004			
Opening net book value	4,645,626	35,457	2,168
Additions	-	18,728	2,833
Write-off, net	-	(1,680)	-
Transfers, net	-	(6,801)	9,848
Amortisation charges (Note 21)	(712,141)	(13,399)	(2,273)
Closing net book value	3,933,485	32,305	12,576
As at 31 December 2004			
Cost	10,595,425	108,073	25,827
Less Accumulated amortisation	(6,661,940)	(75,768)	(13,251)
Net book value	3,933,485	32,305	12,576

Commitments related to rendering transponder service

As at 31 December 2004, the future revenues from rendering transponder services under non-cancelable service contracts in respect of the satellite business are as follows:

	Consolidated	
	2004 Baht'000	2003 Baht'000
Not later than 1 year	2,060,425	2,193,922
Later than 1 year but not later than 5 years	3,844,932	5,410,896
Later than 5 years	714,119	785,614
Total	6,619,476	8,390,432

In the first quarter of 2003, Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in the loss of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. Ministry of Information Communication and Technology ("MICT"), the legal owner of Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that the Company will be eligible to use the proceeds only for reimbursement of

expenditures relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3 satellite and the use of the proceeds will be limited to the maximum of the actual expenditures and is subject to the consent of MICT. On 11 October 2004, the Company and MICT have entered into the Escrow Agreement.

In the third quarter of 2004, due to spacecraft power maintenance, Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of the eclipse. Currently, the Company and an independent consultant are in the process of evaluating the impact of the above events on the remaining life of Thaicom 3 satellite. The remaining useful life for accounting purpose of Thaicom 3 satellite is 6.4 years. These financial statements have not recognised the implication that may have from the evaluation of the Thaicom 3's remaining estimated useful life.

13. Other non-current assets, net

	Consolidated		Company	
	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Withholding taxes receivable	50,998	57,831	50,998	57,831
Tax assessment's deposits (Note 26b)	195,742	155,416	183,623	106,697
Accounts receivable - others	924	409	-	-
	247,664	213,656	234,621	164,528
Less Allowance for impairment assets	(37,126)	(33,056)	(37,126)	(33,056)
Total	210,538	180,600	197,495	131,472

14. Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Short-term borrowings				
Loans from financial institutions	1,392,100	897,000	1,290,100	830,000
Loans from others	-	6,102	-	-
Total short-term borrowings	1,392,100	903,102	1,290,100	830,000
Current portion of long-term borrowings				
Loans from financial institutions	2,030,517	1,566,763	1,761,971	1,275,579
Loans from others	121,993	11,503	613	1,353
Total current portion of long-term borrowings	2,152,510	1,578,266	1,762,584	1,276,932
Long-term borrowings				
Loans from financial institutions	12,147,390	11,863,717	10,316,143	10,153,980
Loans from others	63,925	24,907	2,203	5,426
Total long-term borrowings	12,211,315	11,888,624	10,318,346	10,159,406
Total borrowings	15,755,925	14,369,992	13,371,030	12,266,338

The short-term borrowings are unsecured. The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite project below. Loans from others are unsecured.

As at 31 December 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 807 million (2003: Baht 807 million).

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
For the year ended 31 December				
Opening net book value	14,369,992	10,747,807	12,266,338	8,893,371
Proceeds from short-term borrowings	3,991,366	2,944,440	3,440,366	2,844,440
Proceeds from long-term borrowings net of financial expenses	1,887,564	8,239,199	1,332,034	6,156,439
Increase from investing in a joint venture, net (Note 24)	915	-	-	-
Increase from acquisition of a subsidiary, net	-	72,102	-	-
Repayment of short-term borrowings	(2,994,820)	(4,706,407)	(2,972,718)	(4,607,406)
Repayment of long-term borrowings	(922,190)	(2,003,709)	(503,777)	(192,181)
Decrease from change in status of a subsidiary, net (Note 8c (ii))	(564,159)	-	-	-
Increase from change in status from accounts payable - property and equipment	140,620	-	-	-
Increase from joint venture's loan agreement	66,227	-	-	-
Amortisation of discounted bills of exchange	19,145	30,616	19,145	30,616
Realised loss (gain) on exchange rate	9,596	(24,623)	9,596	(24,623)
Unrealised gain on exchange rate	(215,689)	(834,318)	(215,689)	(834,318)
Foreign currency translation adjustment	(28,377)	(95,115)	-	-
Termination of finance lease agreement	(4,265)	-	(4,265)	-
Closing net book value	15,755,925	14,369,992	13,371,030	12,266,338

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Total borrowings:				
- at fixed rates	3,759,123	3,861,847	3,694,770	3,759,115
- at floating rates	11,996,802	10,508,145	9,676,260	8,507,223
Total	15,755,925	14,369,992	13,371,030	12,266,338
Weighted average interest rates:				
- Loans from financial institutions	3.13%	2.80%	2.86%	2.52%

As at 31 December 2004, the carrying amounts and fair value of long-term loans is as follows:

	Consolidated		Company	
	Carrying amount Baht'000	Fair value Baht'000	Carrying amount Baht'000	Fair value Baht'000
Long-term loans	14,363,825	14,428,468	12,080,930	12,261,373

The fair value of non - current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

Maturity of non- current borrowings net of financial expense is as follows:

	Consolidated		Company	
	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Later than 1 year but not later than 2 years	2,209,912	1,955,479	1,832,302	1,623,917
Later than 2 year but not later than 5 years	6,691,207	5,882,631	5,209,650	4,871,575
Later than 5 years	3,310,196	4,050,514	3,276,394	3,663,914
Total	12,211,315	11,888,624	10,318,346	10,159,406

Credit facilities

As at 31 December 2004, available credit facilities for loans from local and overseas banks are Baht 628 million and USD 79 million. (2003: Baht 1,238 million and USD 122 million)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2003, the Company entered into a USD 389.3 million credit agreement, which comprises 3 agreements, as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and are fixed rates. The Company pays a commitment fee on the unused portion of the facilities. In addition, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal were repayable from Novebcr 2004, with repayment on a semi-annual basis. However, the agreement has been amended to extend the first repayment due with the banks to the year 2005

15 [illegible] liabilities

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Income tax payable	124,560	99,864	85,119	80,160
Deposits from customers	71,220	79,613	33,020	53,071
Unearned income	23,169	53,604	-	-
Other taxes	35,035	45,034	11,812	22,318
Other payables	91,248	21,809	50,946	3,012
Total	345,232	299,924	180,897	158,561

16. Foreign currency forward contracts

As at 31 December 2004 and 2003, the Group has entered into foreign currency forward contracts to hedge the foreign exchange rate of the loans, accounts payable and accounts receivable. Foreign currency forward contracts receivable and payable under these contracts are shown below

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Foreign currency forward contracts receivable, net				
Contracts receivable	1,478,657	-	1,478,657	-
Contracts payable	(1,478,100)	-	(1,478,100)	-
Total current portion of foreign currency forward contracts receivable, net	557	-	557	-
Foreign currency forward contracts payable, net				
Contracts receivable	10,426,717	8,991,055	10,426,717	8,991,055
Contracts payable	(10,982,097)	(9,632,066)	(10,982,097)	(9,632,066)
Total foreign currency forward contracts payable, net	(555,380)	(641,011)	(555,380)	(641,011)
Less Current portion of foreign currency forward contracts payable, net	555,380	604,490	555,380	604,490
Non-current portion of foreign currency forward contracts payable, net	-	(36,521)	-	(36,521)

17. Share capital and premium on share capital

	For the year ended 31 December 2004			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Increase during the year (Before decrease in par value)	411	4,114	6,891	11,005
Increase during the year (After decrease in par value)	1,059	5,295	1,504	6,799
Decrease in par value	437,912	-	-	-
Closing balance	876,882	4,384,409	2,198,395	6,582,804

The Company's registered share capital as at 31 December 2004 is comprised 1,113.7 million ordinary shares (2003: 550 million shares) of Baht 5 each (2003: Baht 10 each). Issued capital of 876.9 million shares is fully paid-up (2003: 437.5 million shares).

On 5 July 2004, the Company filed an application to issue an additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

Eight million warrants (ESOP Grant I), equivalent to 1.83% of the Company's total paid-up share capital as at 13 November 2001 (before dilution), were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit (1 warrant: 1 ordinary share). The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants (ESOP Grant II), or the equivalent of 1.01% of the Company's total paid-up share capital as at 26 February 2003 (before dilution), to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 30 May 2003, the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted - average closing price of shares for 30 days before 28 April 2003. One-third of an individual's allocated warrants may be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and third exercises, respectively, after the warrants are issued until they have expired.

At the ordinary shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve a decrease in the Company's authorised ordinary share capital by way of canceling authorised shares that have not been issued and paid - up, totaling 100,099,900 shares at a par value of Baht 10 each, amounting to Baht 1,000,999,000. After the reduction, the remaining authorised share capital of the Company will be 449,900,100 ordinary shares or Baht 4,499,001,000.

The meeting also passed a resolution to approve the issue of additional ordinary shares from 449,900,100 shares to 899,800,200 shares from a decrease in the par value of the shares from Baht 10 per share to Baht 5 per share. The change in par value does not affect the amount of registered, issued and paid-up share capital. The number of issued and non-exercised warrants of 11,988,700 units with 1 warrant: 1 ordinary share was changed to 1 warrant: 2 ordinary shares for ESOP Grant I and II. The exercise price for ESOP Grant I was changed from Baht 26.75 to Baht 13.38 and for ESOP Grant II from Baht 12.84 to Baht 6.42.

The meeting also passed a resolution to approve an increase in the Company's authorised share capital from Baht 4,499,001,000 to Baht 5,568,472,000 by issuing 213,894,200 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,069,471,000. No more than 208,000,000 of the additional ordinary shares are to be allocated for public sale and to support warrants to be issued to its directors, employees and advisors (ESOP Grant III), as discussed below.

At the shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve the issuance and allocation of 5,894,200 warrants (Grant III) (equivalent to 2,947,100 warrants before changing the par value to Baht 5 per share), equivalent to 0.67% of the Company's total paid-up share capital as at 24 February 2004 (before dilution) 1 warrant: 1 ordinary share to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 31 May 2004, the warrants were granted to directors and employees at Baht nil per unit. The exercise price is Baht 14.225 per unit, which was the weighted average closing price of shares for 30 days before 22 April 2004. One-third of an individual's warrants can be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and third exercises, respectively, after the warrants are issued until they have expired.

Movements in the number of warrants outstanding are as follows:

	For the year ended 31 December 2004 ('000 units)									
	ESOP - Grant I			ESOP - Grant II			ESOP - Grant III			Grand Total
	Directors	Employees	Total	Directors	Employees	Total	Directors	Employees	Total	
Opening balance	4,129	3,840	7,969	2,790	1,610	4,400	-	-	-	12,369
Issued during the year	-	-	-	-	-	-	1,754	4,140	5,894	5,894
Exercised during the year	-	(410)	(410)	(412)	(245)	(657)	-	-	-	(1,067)
Closing balance	4,129	3,430	7,559	2,378	1,365	3,743	1,754	4,140	5,894	17,196

The cancelation of authorised shares, the halving of the shares and the increase in the number of ordinary shareswere registered with the Ministry of Commerce on 17 May 2004.

On 7 January 2004 and 4 February 2004, the Company registered additional issued and paid-up share capital in order to support 30,600 units and 380,800 units of warrants issued to directors and employees (ESOP) at Baht 26.75 per share for ESOP Grant I, totaling 411,400 ordinary shares (1 warrant:1 ordinary share). In addition, on 4 June 2004, 5 August 2004 and 3 September 2004, the Company registered additional issued and paid-up share capital in order to support 67,000, 35,600 and 426,900 units of warrants issued to directors and employees (ESOP), totaling 1,059,000 ordinary shares at Baht 6.42 per share for ESOP Grant II (1 warrant: 2 ordinary shares). Total proceeds from the increase in share capital are Baht 17.8 million, the issued and paid-up share capital increased from Baht 4,375 million to Baht 4,384 million, and share premium increased from Baht 2,190 million to Baht 2,198 million.

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

18. Dividend payments

At the shareholders' Annual General Meeting on 22 April 2004, the shareholders passed a resolution to approve a dividend payment of Baht 0.50 per share (before changing the par value to Baht 5 per share) to shareholders in respect of the Company's operations in 2003 amounting to Baht 219 million.

19. Legal reserve

	Consolidated		Company	
For the year ended	31 December 2004 Baht '000	31 December 2003 Baht '000	31 December 2004 Baht '000	31 December 2003 Baht '000
Opening balances	110,314	56,300	110,314	56,300
Reserve increase during the year	42,806	54,014	42,806	54,014
Closing balances	153,120	110,314	153,120	110,314

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

20. Other income

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Consulting and management fees	-	-	23,370	32,274
Interest income	15,948	8,915	16,622	5,199
Penalty from termination of contract	11,733	-	11,733	-
Gain on unwinding of foreign currency option contracts	293,908	145,162	293,908	145,162
Gain on share transfer of a subsidiary	-	88,104	-	88,104
Gain on dilution of investment in a subsidiary	-	6,395	-	-
Others	12,697	43,497	1,667	147
Total	334,286	292,073	347,300	270,886

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

Depreciation of property and equipment (Note 11)	(515,245)	(482,590)	(228,392)	(205,384)
Amortisation of property and equipment under the concession agreements, deferred charges, and intangible assets (Note 12)	(754,364)	(797,858)	(727,813)	(735,968)
Staff costs	(431,007)	(469,810)	(236,803)	(222,681)

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2004.

The basic earnings per share and the diluted earnings per share are as follows:

Basic earnings per share	856,123	1,080,287	876,141	875,000	0.98	1.24
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III) (Note 17)	-	-	6,641	2,292	(0.01)	(0.01)
Diluted earnings per share	856,123	1,080,287	882,782	877,292	0.97	1.23

As discussed in Note 17, at the ordinary shareholders' meeting of the Company on 22 April 2004, the shareholders passed a resolution to approve an increase in the authorised share capital from 449,900,100 ordinary shares to 899,800,200 ordinary shares by a reduction in par value from Baht 10 each to Baht 5 each. Therefore, the Company has recalculated the earnings per share for the years ended 31 December 2004 and 2003 by considering the new weighted average number of ordinary shares after the amendment to the par value and number of shares.

[illegible] operating activi[illegible]

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2004 and 2003:

		Consolidated		Company	
	Notes	2004 Baht'000	2003 Baht'000	2004 Baht'000	2003 Baht'000
Net profit for the year		856,123	1,080,288	856,123	1,080,288
Adjustments for					
Allowance for doubtful accounts		69,015	53,783	53,647	42,708
Reversal of allowance for doubtful accounts		412	(20,974)	-	(20,973)
Write-off of allowance for doubtful accounts		(14,501)	(1,101)	-	-
Write-off of deferred charges	12	1,680	-	1,680	-
Allowance for obsolete inventory		28,886	43,356	28,026	41,964
Write-off of defective inventory		-	6,456	-	6,456
Adjustment of allowance for obsolete equipment		-	(67,131)	-	-
Provision for withholding tax		4,070	18,209	4,070	5,201
Depreciation of property and equipment	11	515,245	482,590	228,392	205,384
Amortisation of property and equipment under concession agreements	12	723,651	756,311	712,141	712,105
Amortisation of deferred charges	12	21,965	33,420	13,399	23,863
Amortisation of intangible assets	12	8,748	8,126	2,273	-
Amortisation of discounted bills of exchange	14	19,145	30,616	19,145	30,616
Loss on sales of property and equipment		7,519	29,428	6,798	310
Assets transfer to cost of sales and services		17,867	7,620	3,545	7,620
Unrealised gain on exchange rate		(583,236)	(475,485)	(578,183)	(353,814)
Realised loss on exchange rate		290,770	115,577	290,771	115,514
Gain on disposal of subsidiary's shares		-	(88,104)	-	(88,104)
Gain on dilution of investment		-	(6,394)	-	-
Minority interests		32,170	46,852	-	-
Net results from subsidiaries, associate and joint venture	8	(111,870)	(456)	(380,745)	(342,176)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(351,928)	27,664	(266,042)	(251)
- amounts due from related parties		(7,346)	201	18,333	(20,297)
- inventories		142,899	(247,813)	185,367	(254,240)
- other current assets		110,999	184,598	89,011	252,877
- other non-current assets		(64,988)	(39,199)	(70,093)	(130,903)
- trade accounts payable and accrued expenses		721,173	(127,003)	418,623	(322,598)
- amounts due to related parties		(988)	(18,074)	(9,186)	(12,345)
- advances from customers		78,795	4,598	28,132	(47,792)
- other current liabilities		48,543	102,074	19,933	98,438
- other non current liabilities		(4,655)	(58,883)	(7,148)	(5,037)
Cash generated from operating activities		2,560,163	1,881,150	1,668,012	1,024,814

24. Investment in a joint venture of CS Loxinfo Public Company Limited

Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Public Company Limited ("CSL") acquired 43.90 million ordinary shares of Teleinfo Media Company Limited ("TMC") at Baht 11.53 per share (representing a 63.25% shareholding) from Shin Corporation Public Company Limited and SingTel InterActive Private Limited.

63.25% of the net fair value of TMC's assets and liabilities on the date of acquisition can be summarised as follows:

	Net book value Baht '000	Fair value adjustment Baht '000	Net fair value Baht '000
Cash and cash equivalents	65,692	-	65,692
Trade accounts receivable and accrued income, net	75,918	-	75,918
Amounts due from related party	2,251	-	2,251
Inventories	74,808	-	74,808
Other current assets	3,064	-	3,064
Property and equipment, net (Note 11)	59,433	(4,505)	54,928
Intangible assets, net (Note 12)	3,532	-	3,532
Other non-current assets	4,195	-	4,195
Trade accounts payable	(6,216)	-	(6,216)
Amounts due to related party	(1,011)	-	(1,011)
Unearned income and advance from customers	(178,819)	-	(178,819)
Accrued expenses	(21,169)	-	(21,169)
Other current liabilities	(7,277)	-	(7,277)
Finance leases liabilities (Note 14)	(915)	-	(915)
Other non-current liabilities	(753)	-	(753)
Fair value of net assets acquired			68,228
Total purchase consideration, net			507,403
Goodwill (Note 12)			439,175
Net cash outflow on acquisition of a joint venture, net of cash of the joint venture			(441,711)

Goodwill recognised on the investment in TMC of Baht 439 million is presented as an intangible asset in the consolidated balance sheet (Note 12) and is amortised using the straight - line method over its estimated useful life of 12 years.

2[illegible]. Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest to finance its capital expenditures. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in interest rates and exchange rates, the Group makes use of derivative financial instruments.

The objectives of using financial instruments are to reduce uncertainty over future cash flows arising from movements in exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee of Shin Corporation Group, which has established limits by transaction type and by counter party.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

Foreign currency risk

As at 31 December 2004 and 2003, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2004		2003	
	Currency (Unit : Million)	Baht Million	Currency (Unit : Million)	Baht Million
Assets				
US Dollars	37.54	1,464.74	33.13	1,309.76
Euro	0.26	13.86	0.78	38.54
Australian Dollars	0.08	2.47	0.48	14.01
Pounds Sterling	0.001	0.10	0.13	9.05
Singapore Dollars	0.02	0.58	-	-
Rupee	183.36	153.73	-	-
Hong Kong Dollars	-	-	0.02	0.12
Total		1,635.48		1,371.48
Liabilities				
US Dollars	32.70	1,281.85	62.56	2,486.17
Euro	0.02	0.95	0.18	8.82
Australian Dollars	0.05	1.63	0.16	4.68
Norwegian Kroner (NOK)	4.37	28.32	4.40	26.19
Pounds Sterling	0.014	1.04	-	-
Rupee	43.90	42.51	-	-
Hong Kong Dollars	-	-	0.20	1.05
Total		1,356.30		2,526.91

Foreign currency assets represent cash in hand and deposits with foreign and local banks, account receivable and other assets. Foreign currency liabilities represent trade accounts payable, accounts payable-property and equipment, loans.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2004, the settlement dates on open foreign currency forward contracts were within a period of 1 year (2003: 1-2 years). The local currency amounts to be received and contractual exchange rates of the outstanding contracts were as follows:

	Consolidated and Company			
	[illegible]	[illegible]	[illegible]	[illegible]
Current	305	12,460	173	7,460
Non-current	-	-	54	2,172
Total	305	12,460	227	9,632

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Favourable foreign currency option contracts	531	604	531	604
Unfavourable foreign currency forward contracts	(553)	(606)	(553)	(606)

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings approximates their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 14.

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

	Currency	Consolidated		Company	
		2004 '000	2003 '000	2004 '000	2003 '000
Minimum concession fee to Ministry of Information Communication and Technology	THB	46,000	54,250	46,000	54,250
Satellite space segment leasing by customers	THB	-	3,360	-	3,360
	USD	4	429	4	429
	AUD	-	1,028	-	1,028
Satellite space segment leasing with suppliers	EUR	-	83	-	83
ICO Gateway	THB	-	10,000	-	-
iPSTAR Gateway	USD	3,000	-	3,000	-
Standby letter of credit	USD	36,000	-	36,000	-
Letters of credit	USD	-	8,99	-	8,996
	THB	-	5,000	-	-
Others	THB	6,301	16,797	5,630	2,845
	INR	5,000	-	5,000	-
	AUD	29	-	-	-

b) Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1996/97 to 2001/02 (equivalent to the financial years from 1 April 1995 to 31 March 2001) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company has deposited an aggregated amount of Rupee 183 million (approximately Baht 167 million) for these tax assessments and also deposited for the assessment year 2002/03 to 2003/04, which is presented as other assets in the balance sheets (Note 13). If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As these assessments are ongoing, none of this amount has been released to the income statement.

- Tax assessment for the assessment year 1996-97 to 1997-98

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the Company to waive the tax demand raised for the said assessment years.

- Tax assessment for the assessment year 1998-99 to 2001-02

On 22 March 2004, the CIT (A) passed a partial favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that certain revenues from Indian residents are subject to Indian income tax. The Company has filed an appeal with the Income - Tax Appellate Tribunal ("ITAT") with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years.

- Tax assessment for the assessment year 2002-03 to 2003-04

The Tax Authority has refunded an amount of Rupee 56.0 and 14.6 million (approximately Baht 49.2 and 12.8 million) in respect of the withholding tax certificates which were filed to the Tax Authority by the Indian resident customers for these assessment years. However, the Tax Authority has not yet completed the detailed assessment for the assessment year 2002 - 03 and for the tax assessment year 2002-03 and has not yet initiated the detailed assessment for the assessment year 2003-04.

Tax consultants retained by the Company has advised that in their view the outcome of the above proceedings for the tax assessments and penalty for the assessment year 1998/99 to 2001/02 should be in favour of the Company's appeals at the appellate level. Consequently, no provision has been recognised in these financial statements for the above issues.

c) Assessment for various taxes in Cambodia

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") on the reasonable basis that CAM had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Tax Department has re-audited the various taxes for the said periods and on 13 July 2004 issued a tax reassessment amounting to USD 1.3 million (approximately Baht 51 million) with penalties and interests, amounting to USD 1.6 million (approximately Baht 79 million), totaling USD 2.9 million (approximately Baht 130 million).

On 11 November 2004, MoEF issued the letter for an exemption of the said tax penalties and interests. The Tax Authority of Cambodia is in the process of the tax reassessment, which CAM expects such tax assessment to be approximately USD 0.7 million. CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) in the fourth quarter of 2004 and recognised USD 0.25 million (approximately Baht 10 million) as provision for the assessement in these financial statements.

27. Commitments

a) Concession contracts

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology.

Under the aforementioned agreement, the Company must pay an annual fee to the Ministry of Information Communication and Technology based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

b) Asset transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Post and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a year of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 11).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services-fixed phone, mobile phone, international facilities, Internet and paging-within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, is a shareholder of LTC, owning 49% of LTC's registered share capital. At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR, without any charges (Note 8e (vi)).

d) Commitments with related parties

As at 31 December 2004, the Company had provided guarantees relating to borrowings of a subsidiary, amounting to Baht 807 million. (2003: Baht 807 million) (Note 8f and 30g). In addition, the Company has issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Company Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. LTC has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. At present, LTC has received an acceptance to LTC's proposal from MoF dated 22 June 2004, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, approximately amounting to Baht 46.8 million. LTC has recognised the assets and related loan in the first quarter 2004. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first instalment commencement in 2003.

LTC is also a party to a loan agreement with the Ministry of Finance of Laos ("MoF") for DM 15 million for the procurement and installation of Phase V of a rural telecommunications network and for consulting services. The procurement and installation of Phase V have substantially been completed. Management of LTC is in the process of negotiation with MoF to reduce the value of assets and related loans to reflect their reasonable commercial value by proposing similair terms and conditions with the Phase IV. At present, management of LTC is preparing information to support the proposed carrying value of the related assets and is of the opinion that the Government of Laos will accept LTC's proposal. As a result, LTC has recognised these assets and related loans at 30% of the asset value (excluding consulting service fees), approximately amounting to Baht 89.7 million in these financial statements.

f) Concession contracts of subsidiaries

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited (formerly "The Communications Authority of Thailand") ("CAT") which allow CSL to provide satellite uplink-downlink services and Internet services for a year of 22 years commencing from 9 August 1994 to 8 August 2016 and provide Internet services for customers that have their equipment installed in Thailand for a year of 10 years commencing from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Service Company Limited ("Loxserv"), which is an associate of the Group has entered into a concession agreement with CAT allowing Loxserv to provide Internet services for customers that have their equipment installed in Thailand for a year of 10 years commencing from 1 April 1996 and 31 March 2006.

Under these concession agreements, the ownerships of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

30. Filing under Chapter 11 of the U.S. Bankruptcy [illegible] Loral Space Systems, [illegible]

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing year. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submitted the aforementioned reorganisation plan and Disclosure Statement to the Court. Loral expects to exit Chapter 11 under current management in the first quarter of 2005.

The Company and SS/L have entered into the amendment of terms in the iPSTAR-1 satellite construction contract amendment II in respect of the delivery of iPSTAR-1 satellite, contract value and terms of payments. The amendments have been consented by the iPSTAR lenders. On 1 November 2004, SS/L filed the amended contract with the U.S. Bankruptcy Court for the Southern District of New York for approval, which the Court has approved the amended contract on 30 November 2004 and ordered SS/L to comply with the contract to continue with the iPSTAR-1 satellite construction.

Financial information by business segment

	[illegible] for the year ended 31 December [illegible]						
	Satellite business service	[illegible]	[illegible]	[illegible] and [illegible]	[illegible]	[illegible]	Group
Revenues	3,182,016	415,902	1,559,473	46,728	5,881	(89,622)	5,120,378
Shares of net results from associate	-	111,870	-	-	-	-	111,870
Allocated costs and expenses	(2,812,779)	(394,649)	(1,064,123)	(42,902)	(2,171)	95,060	(4,221,564)
Segment results	369,237	133,123	495,350	3,826	3,710	5,438	1,010,684
Other income							334,286
Loss on foreign exchange							(28,051)
Profit before interest expense and income tax							1,316,919
Interest expense							(130,574)
Operating profit							1,186,345
Income tax							(298,052)
Minority interests							(32,170)
Net profit for the year							856,123
Segment assets	24,001,901	53,609	4,018,060	-	1,108,988		26,827,802
Associate							758,890
Total assets							27,568,692
Segment liabilities	1,906,879	87,023	911,621	-	10,665	(2,354,756)	2,666,649
Borrowings							15,755,925
Total liabilities							18,422,574
Depreciation	230,342	42,065	242,169	669	-		515,245
Amortisation	728,936	15,895	9,533	-	-		754,364
Total depreciation and amortisation	959,278	57,960	251,702	669	-		1,269,609

	Consolidated for the year ended 31 December 2003 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	3,346,526	1,199,857	1,339,477	7,391	(88,556)	5,804,695
Shares of net results from associate	-	456	-	-	-	456
Allocated costs and expenses	(2,708,463)	(1,159,033)	(893,556)	(12,820)	134,382	(4,639,490)
Segment results	638,063	41,280	445,921	(5,429)	45,826	1,165,661
Other income						292,073
Gain on foreign exchange						119,878
Profit before interest expense and income tax						1,577,612
Interest expense						(137,916)
Operating profit						1,439,696
Income tax						(312,557)
Minority interests						(46,851)
Net profit for the year						1,080,288
Segment assets	22,137,407	2,309,167	3,172,557	1,061,891	(3,567,755)	25,113,267
Associate						2,719
Total assets						25,115,986
Segment liabilities	1,323,105	386,085	690,465	7,688	(104,579)	2,302,764
Borrowings						14,369,992
Total liabilities						16,672,756
Depreciation	222,185	100,133	160,266	6	-	482,590
Amortisation	735,968	54,279	7,611	-	-	797,858
Total depreciation and amortisation	958,153	154,412	167,877	6	-	1,280,448

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment.
- Sales and services relating to the internet business.
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Sales relating to media advertising.

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, and exclude investments.

[illegible] Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.42% of the Company's shares (2003: 51.53% of the Company's shares). Transactions with Shin Corporation Public Company Limited and companies within Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly, which directors of the Company or members of the Shinawatra family are major shareholders or directors, are recognised as related party transactions of the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged based on an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties as follows:

a) Revenues

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Parent company				
Sales and services income	251	642	-	-
Subsidiaries				
Sales and services income	-	-	69,070	64,035
Other operating income	-	-	25,263	32,478
Associate				
Sales and services income	55,997	-	56,459	-
Joint venture				
Sales and services income	27,333	9,163	53,591	17,966
Related parties under common control				
Sales and services income	134,298	150,186	108,872	110,341

b) Expenses

Parent company				
Selling and administrative expenses	39,777	36,488	37,940	34,898
Interest expenses	-	1,181	-	-
Subsidiaries				
Purchases of goods and services	-	-	8,929	29,652
Selling and administrative expenses	-	-	32	3,904
Purchases of fixed assets	-	-	-	1,227
Associate				
Purchases of goods and services	20,294	-	20,375	-
Selling and administrative expenses	2,079	1,294	771	-
Joint venture				
Purchases of goods and services	3,905	1,037	7,658	2,032
Selling and administrative expenses	36	30	71	58
Related parties under common control				
Purchases of goods and services	29,621	98,171	8,114	7,735
Selling and administrative expenses	14,070	24,210	8,624	13,101
Purchases of fixed assets	-	97	-	97
Other related party				
Constructions in progress	60,186	54,884	60,186	54,884

c) Outstanding balances arising from sales/purchases of goods/services and expenses

Trade accounts receivable and accrued income-related parties				
Trade accounts receivable-related parties				
Parent company	375	130	-	-
Subsidiaries	-	-	34,407	5,749
Associate	36,600	11	35,896	-
Joint venture	8,726	924	17,111	1,812
Related parties under common control	2,976	12,732	-	3,451
Total trade accounts receivable - related parties	48,677	13,797	87,414	11,012

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Accrued income related parties				
Subsidiaries	-	-	9,464	17,632
Associate	2,032	-	2,002	-
Joint venture	4,264	62	8,362	121
Related parties under common control	6,677	6,489	6,121	5,690
Total accrued income-related parties	12,973	6,551	25,949	23,443
Total trade accounts receivable and accrued income-related parties	61,650	20,348	113,363	34,455
Amounts due from related parties				
Subsidiaries	-	-	2,778	21,493
Associate	4,559	-	145	-
Joint Venture	5,010	-	236	-
Total amounts due from related parties	9,569	-	3,159	21,493
Other current assets-related parties				
Subsidiaries	-	-	1,765	4
Associate	104	-	104	-
Related parties under common control	52	1,740	52	1,375
Total other current assets-related parties	156	1,740	1,921	1,379
Other non-current assets-related parties				
Related parties under common control	1,333	4,274	1,323	-
Trade accounts payable-related parties				
Parent company	146	258	3	-
Subsidiaries	-	-	13,090	42,164
Associate	58,163	-	55,356	-
Related parties under common control	435	15,705	340	515
Total trade accounts payable-related parties	58,744	15,963	68,789	42,679
Accounts payable-property and equipment				
Other related party	4,900	4,967	4,900	4,967

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Amounts due to related parties				
Parent company	12,584	13,065	12,569	12,980
Subsidiaries	-	-	1,547	7,409
Related parties under common control	136	3,068	136	3,049
Total amounts due to related parties	12,720	16,133	14,252	23,438
Accrued expenses - related parties				
Parent company	-	2	-	-
Subsidiaries	866	-	866	-
Related parties under common control	287	1,319	287	177
Total accrued expenses - related parties	1,153	1,321	1,153	177
Other non-current liabilities - related parties				
Joint venture	-	27	-	54

d) Short-term loans and advances to related parties

	Consolidated		Company	
	2004 Baht '000	2003 Baht '000	2004 Baht '000	2003 Baht '000
Short-term loans to related parties				
Subsidiary	-	-	69,736	7,351
Advances to related party				
Subsidiary	-	-	-	10,681
Total short-term loans and advances to related parties	-	-	69,736	18,032

The short-term loans to subsidiary bear interest at the rate of 3.58-3.74% per annum (2003: 3.59% per annum) and are repayable at call.

The advances to a subsidiary are non-interest bearing (2003: non-interest bearing) and are repayable at call.

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2004		
Opening balance	-	18,032
Loans and advances during the year	108	69,210
Repayment of loans during the year	(108)	(15,827)
Realised gain on exchange rate	-	87
Unrealised loss on exchange rate	-	(1,766)
Closing balance	-	69,736

e) Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

					Exercise period	
	Issue date	Issued (million units)	Percentage of total paid - up share capital (Before dilution)	Exercise price (Baht/unit)	First	Last
ESOP - Grant I	27 March 2002	29.00	0.99	17.704	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.597	31 May 2004	30 April 2008
ESOP - Grant III	31 May 2004	13.66	0.46	36.214	31 May 2005	30 May 2009

On 13 August 2004, the Board of Directors' meeting of Shin Corporation Public Limited ("Shin") approved the declaration of an interim dividend, which the amount paid is greater 50% of net profit after tax. Consequently, it affects the exercise ratio and exercise price. Therefore, Shin changed the exercise ratio and exercise price of warrants grant I, II and III as detailed below, with effective on 25 August 2004 onwards.

	Exercise ratio (unit)		Exercise price (Baht/unit)	
	First	New	First	New
ESOP - Grant I	1:1	1.0054:1	17.80	17.704
ESOP - Grant II	1:1	1.0054:1	13.67	13.597
ESOP - Grant III	1:1	1.0054:1	36.41	36.214

f) Directors' remuneration

In 2004, the remuneration of directors was Baht 4.9 million (2003: Baht 5.1 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

g) Commitments with related parties

Guarantees

As at 31 December 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 807 million (2003: Baht 807 million) (Note 8g and 27d).

31. Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom-3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a year of 8 years commencing from March 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years, from the date revenue is first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2004, the Company's total revenue derived from BOI-promoted activities amounted to Baht 487 million (2003: Baht 963 million).

CS Loxinfo Public Company Limited ("CSL") was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the BOI in respect of earnings derived from rendering uplink-downlink services to customers outside Thailand. Promotional privileges include exemption of corporate income tax for a year of 8 years commencing from November 1998, when revenue was first earned from the promoted business. CSL had not complied with certain terms and conditions as specified in the promotion certificate; therefore, in 2004, the BOI cancelled the promotional certificate.

32. Subsequent events

a) Increase in the Company's issued and paid-up registered share capital

On 5 January 2005, the Company registered additional issued and paid-up share capital in order to support 28,900 units and 127,000 units of warrants issued to directors and employees (ESOP) Grant I and Grant II at Baht 13.38 and Baht 6.42 per share, respectively (1 warrant: 2 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 4,384 million to Baht 4,386 million and share premium increased from Baht 2,198 million to Baht 2,199 million. At the Board of Directors' meeting of the Company on 17 February 2005, it passed a resolution to approve a decrease of the Company's authorised share capital by way of cancellation of authorised shares that have not

been issued and paid-up in the number of 208,000,000 shares at a par value of Baht 5 each, amounting to Baht 1,040,000,000. After the reduction, the remaining authorised share capital of the Company will be 905,694,400 shares or Baht 4,528,472,000.

The Board has also passed a resolution to approve the increase of the Company's authorised share capital from Baht 4,528,472,000 to Baht 5,606,282,500 by issuing 215,562,100 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,077,810,500. The additional ordinary shares are to be allocated no more than 208,000,000 shares for public sale and to support warrants to be issued to its directors and employees (ESOP Grant IV) (Note 32 c) of 7,562,100 shares.

b) Establishment of a new subsidiary in Brazil

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve iPSTAR Company Limited's establishment of iPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares is 100,000 shares with a par value of USD 1.0 each and all equity is held by iPSTAR Company Limited.

c) The Allocation of warrants of the Company granted to directors, and employees of the Company

At the Board of Directors' meeting of the Company on 17 February 2005, resolution was passed to approve the issuance and allocation of warrants to purchase ordinary shares to directors, and employees and advisors of the Company (ESOP) Grant IV at the amount of 7,562,100 units, equivalent to 0.86% of the total issued and paid-up capital of the Company as of 31 December 2004. The proposed allocation of warrants must be approved by the shareholders at their meeting.

d) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 1 February 2004, the shareholders passed a resolution to approve a dividend payment of USD 5.0 million to shareholders in respect of the operations of LTC in 2004.

e) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CS Loxinfo Public Company Limited ("CSL") on 16 February 2005, the Board of Directors passed a resolution recommending to the annual general meeting of shareholders the payment of dividends for the year 2004, at the rate of Baht 0.25 per share. The proposed dividends must be approved by the shareholders of CSL at their meeting.

f) The allocation of warrants of CS Loxinfo Public Company Limited ("CSL") granted to directors, employees of CSL and Teleinfo Media Company Limited ("TMC")

On 16 February 2005, at the Board of Directors' meeting of CSL, the Board of Directors passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of CSL's total paid-up share capital as at 31 December 2004 under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and TMC. The exercise ratio is one warrant per ordinary share. In addition, the Board of Directors also passed a resolution to approve the increase in registered share capital from 630,982,200 ordinary shares at a par value of Baht 1 each to 639,541,300 ordinary shares at a par value of Baht 1 each. The proposed allocation of warrants must be approved by the shareholders of CSL at their meeting.

In addition, as a result of the payment of interim dividend of CSL on 8 September 2004, the exercise ratio of the warrants issued under ESOP Grant I and Grant II has been affected (Note 16). At the Board of Directors' meeting of CSL on 17 February 2005, it passed a resolution to approve the issuance of 28,474 additional ordinary shares to support the change of the exercise ratio, equivalent to 0.0046% of total issued and paid-up share capital of CSL as of 31 December 2004. The Board of Directors of CSL will propose this to the shareholders of CSL for approval.

SHIN SATELLITE PUBLIC COMPANY LIMITED
CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS

31 December 2004

Subsidiaries and Associated Companies

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
◎ **Shin Satellite Public Company Limited** Head Office: 41/1 Phaholyothin Rd. Samsennai, Phayathai Bangkok 10400 Tel : (662) 299-5000 Fax : (662) 299-5224 Branch 1 : 41/103 Rattanathibet Rd. Muang, Nonthaburi 11000 Tel : (662) 591-0736 Fax : (662) 591-0706 Branch 2 : 30 Moo 1 Thumbon Borgerng Lad Lumkaew, Prathumtani Tel : (662) 599-3000 Tel : (662) 599-3000 Ext. 112 Homepage: www.thaicom.net	Operator of satellites namely Thaicom 1A, 2 and 3 to public and private telecoms and broadcasters	4,118.69	5	4,385.968	
◎ **Shin Broadband Internet (Thailand) Company Limited** 41/103 Rattanathibet Rd. Muang, Nonthaburi 11000 Tel : (662) 591-0736 Fax : (662) 591-0705	Providing Internet, mobile satellite phone, and related telecommunication services	94.7285	10	947.285	99.99%
◎ **Shenington Investments Pte Limited** 1 Temasek Ave. #27-01 Millenia Tower Singapore 039192 Tel: (65) 338-1888 Fax: (65) 337-3180	Holding Company	15	1 SGD	14.66 MSGD	100%
◎ **IPSTAR Company Limited** Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Provider of IPSTAR capacity	2	0.01 USD	0.02 MUSD	98.88%
◎ **Spacecode LLC** 8695 [illegible] Road Monmouth, [illegible] U.S.A	Research and Development of IPSTAR technology	0.001	-	-	70.00%

Company	Type of Business	Registered Capital (Million Share)	Par Value (Baht)	Paid Up Capital (Million Baht)	% of Investment
Star Nucleus Company Limited Trident Chambers, P.O. Box 146 Road Town, Tortola, British Virgin Islands	Licensor of IPSTAR technology	0.05	1 USD	-	70.00%
CS LoxInfo Public Company Limited Head Office: 414 Phaholyothin Rd. Samsennai, Phayathai, Bangkok 10400 Tel.: (662) 299-5000 Fax: (662) 299-5224 Branch 1: 41/103 Rattanathibet Rd. Muang, Nonthaburi 11000 Tel.: (662) 591-0736 Fax: (662) 591-0705 Homepage: www.cscoms.com	Providing Internet service under the name of CS LoxInfo & satellite uplink /downlink services	630.98	1	625	40.02%
Cambodia Shinawatra Limited 66 Mao Tse Toung Boulevard, Phnom Penh, Kingdom of Cambodia Tel.: (855) 233-60001-5 Fax: (855) 11-90-0999	Providing fixed phone and mobile phone services in Cambodia	17	1 USD	17 MUSD	100%
Lao Telecommunications Company Limited Lane Xang Avenue, No. 100, Vientiane, Lao People's Democratic Republic Tel.: (007) 856-2121-6465 Fax: (007) 856-212 -4486	Providing fixed phone, mobile phone, international facilities, internet, and paging services in Lao	96.84	1 USD	96.84 MUSD	49%
IPSTAR Australia Pty Limited Unit 24, Powells Road, Brookvale, NSW 21000 Australia	Providing IPSTAR services in Australia	0.1	1 AUS	-	98.88%
IPSTAR New Zealand Limited 13/22-24 Caloola Road, Wentworthville NSW 2145 New Zealand	Providing IPSTAR services in New Zealand	0.5	1 NZD	-	98.88%

As at December 31, 2004

Other Reference Persons

Securities Registrar

Thailand Securities Depository Company Limited

62 Ratchadapisek Road, Klongtoey, Klongtoey,

Bangkok 10110

Tel: (662) 359-1200-01

Fax: (662) 359-1259

Auditor

Mr. Prasan Chuapanich

Certified Public Accountant Registration Number 3051

PricewaterhouseCoopers ABAS Ltd.

179/74-80 Bangkok City Tower, 15th Floor

South Sathorn Road, Bangkok 10500

Tel: (662) 286-9999, 344-1000

Fax: (662) 286-5050

Glossary

Analog ... Relating to electrical signals converted from images or sounds (like the action of a microphone).

ADSL ... Asymmetric Digital Subscriber Line, a new technology that allows more data to be sent over existing copper telephone lines. ADSL supports faster downstream rates (receiving data) than upstream rates (sending data) (see Asymmetric)

ASIC (Application Specific Integrated Circuit) ... An Integrated Circuit (IC) designed for a particular application. For example, the ASIC chip built by connecting existing circuit building blocks in new ways that are designed to decode digital signals.

Asymmetric ... A type of data transmission that has a different, or asymmetric, downstream and upstream rate.

Bandwidth ... Transmission capacity of a network comparable to the width of a range of frequencies that an electronic signal occupies. Any digital or analog signal has a bandwidth. Bandwidth is measured in Megabits per second.

Broadband ... A type of high-speed data transmission through Internet Protocol (IP).

Broadcast Beam ... A group of transponders aimed at the Earth's surface as a result of combining of a number of SPOT Beams. The number of SPOT Beams may vary according to the service area and is mostly used in one-way communication.

C and Ku-Bands ... C and Ku-Bands are ranges of frequencies used for telecommunications via satellite. Their differences are summarized as follows:

	C-band	Ku-band
Frequency Range	6/4 GHz	14.5/12 75 GHz
Coverage	Large footprint	Small footprint
Dish Size	Large dish (expensive)	Small dish (inexpensive)
Rain Interference	Not much rain fade	More rain fade
Power	Standard power	Higher power
Availability	Most Transponders full	Still many Transponders available
Price	Low Transponder cost	High Transponder cost (but dropping to C level)

......A modem attached to a cable of the type used by cable TV companies. It can achieve up to 4 Mbps. Everyone in the neighborhood shares the bandwidth, therefore, the more people using the Internet, the slower it becomes.

......A way of squeezing more data through a transponder.

......A type of data storage in two statuses (i.e., opened or closed status, or number 0 or 1).

......Converting TV pictures to numbers when transmitting and re-converting them to pictures when they are received.

....Digital signals transmitted by Thaicom directly to the customer's home.

......A technology using standard copper telephone lines to provide high-speed Broadband Internet access to customers. Speeds vary between 144 Kbps to 9 Mbps. Customers must be within 5 kilometers from the telephone exchanges. DSL is suitable for densely populated towns.

......A telecommunications link for signals coming to the earth from a satellite.

......A technical standard for digital broadcasting.

......The process of encoding (converting to code), as in the scrambling of TV signals.

......A glass cable used to send data as light. Generally used for international links due to high rollout costs.

......Television channels that do not charge a fee from the viewers. Money comes from the advertisers.

......The rate per second that an alternating current goes through its complete cycle.

......Two meanings: 1) In Networking: a gateway is a medium of data transmission from one network to other networks. 2) In a satellite system (including IPSTAR): a gateway is a main earth station that links the satellite system to the ground system (i.e. the internet).

......The orbit of a satellite that revolves at the same time as the Earth (= geo-synchronous) at 36,000 kilometers distance, so that it appears to be stationary above a fixed point on the Earth's surface. It takes only three or four satellites to cover the Earth's surface (except the area around the North Pole and the South Pole).

Hertz (Hz)	A unit of frequency, equal to one cycle per second of a sound wave or electromagnetic wave. 1 Gigahertz (GHz) = 1,000,000,000 Hertz, or cycles per second. 1 Megahertz (MHz) = 1,000,000 Hertz, or cycles per second.
Inter Broadcaster	International television broadcaster.
Integrated Services Digital Network (ISDN)	Digital, high-bandwidth lines that can deliver data over the Internet. Data travels at 64-128K bits per second.
IPSTAR-1 Satellite	Thaicom 4 satellite.
Leased Line	A leased circuit (data communication circuit).
Local Multipoint Distribution Service (LMDS)	A high frequency signal transmission system, which can send and receive data at high speed from long distances, using wireless technology.
Low Earth Orbit (LEO)	A low altitude orbit at approximately 800-1,600 kilometers above the Earth's surface. LEO satellite can circle the Earth in about an hour and a half but require at least 32 satellites to cover the Earth.
MCPC	Multi-Channel Per Carrier, a type of data transmission by blending multiple channels into a common carrier, as in blending television signals into a common carrier to be transmitted to a satellite.
Medium Earth Orbit (MEO)	A medium altitude orbit, approximately 10,000-16,000 kilometers, requiring 10-20 satellites to cover the Earth.
Microwave	High frequency signal above 1 GHz used in sending and receiving data.
Modulate	To blend data to a suitable format before sending to a carrier such as modulating a digital signal to be transmitted to a satellite.
Multipoint Multichannel Distribution Service (MMDS)	Another wireless technology, similar to LMDS (see above), but operating at lower frequencies.
Point-to-Multipoint	A Thaicom satellite circuit connecting one location to many locations.
Point-to-Point	A Thaicom satellite circuit connecting one location to another.
Quarter TV	Broadcasts of approximately one quarter of the normal quality. Most often used by customers for in-house training courses.
Radio Frequency (RF)	Frequencies between 100 KHz and 20 GHz.
Shaped Beam	A group of transponders aimed at the Earth's surface, which is modified to have a suitable shape for different geographical area coverage. Mostly used in a two-way communications service in an open and less populated areas.

[illegible] .... A group of transponders aimed at the Earth's surface. When seen from the satellite, the Spot Beam covers the service areas in multiple, narrowed, circular-shaped footprints connected in the shape of a cellular network. Due to its small, circular area coverage, the Spot Beam satellite signal gives a stronger power compared to the service area coverage of a larger satellite, hence is a suitable beam type for two-way communications services over a densely populated area.

[illegible] ..... A teleport (telecommunications port) is an earth station providing a comprehensive range of television and radio broadcasting and telecommunications services, including networking service and high quality internet service to user in remote area.

[illegible] .... The end point of a network. In the iPSTAR project it refers to the satellite modem (internal unit) and the satellite dish, including cables (external unit).

[illegible] ...... An electronic device, inside a satellite, that uses the satellite dish to receive signals from the teleport, lower the signals' frequency, amplifies them, then retransmits them to a ground teleport. Two or three transponders aimed at a target area are called a beam, hence "India Beam" for a group of transponders that cover India.

[illegible] .... The act of receiving signals from other satellites and re-sending them to a Thaicom satellite.

[illegible] ..... An integrated service that is readily usable by the buyer.

[illegible] .... Telemetry Telecommand and Monitoring, which is a satellite operation control system.

[illegible] .... The act of transmitting a signal up to a satellite.

[illegible] .... A system that provides sound, data and pictures by sending and receiving computer data and other telecommunication data via satellite.




GROWN UP

Investor Information

Investor Relations

Investors should contact the Investor Relations Department to request information about Shin Satellite or its subsidiaries and associate companies:

Investor Relations Department
Shin Satellite Plc.
41/103 Rattanathibet Road
Nonthaburi 11000
Tel: +66 (2) 596 5072-3
Fax: +66 (2) 591 0724
E-mail: richardw@thaicom.net
Website: www.thaicom.net

Shin Satellite is listed on the Stock Exchange of Thailand (SET)

SET ticker	SATTEL
Reuters	SATTEL.BK
Bloomberg	SATTEL TB

Foreign limit: 40%

Fiscal year ends December 31
External Auditor: PricewaterhouseCoopers ABAS Limited

The Company and its subsidiaries have a policy to issue a dividend of not less than 40% and not more than 60% of net profit after tax if the funds are not required elsewhere or when the payment would have no significant effect on the running of the Company or its subsidiaries.


FUTURE UP

THAICOM

www.thaicom.net

SHIN SATELLITE

82-4527

RECEIVED 202 SEC MAIL PROCESSING SECTION WASH. D.C.

To Facilitate the Registration, Please bring along the Proxy Form

Ref No. SSA-AGM-2005

Registration No. Bor.Mor.Jor. 163

1 March 2005

Subject Notice of the Annual General Meeting of Shareholders for the Year 2005

To All Shareholders

Enclosures:

1. A Copy of the Minutes of the Annual General Meeting of Shareholders for the year 2004, held on 22 April 2004
2. The annual report of the Board of Directors and the Company's financial statements for the year ended 31 December 2004
3. Information about directors who retired by rotation and proposed to be re-elected
4. Details of terms and conditions in relation to the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company ("ESOP Program, Grant IV")
5. A copy of Opinion of the Remuneration Committee and reasons for the offering of warrants in the amount exceeding 5% of the total number of warrants issued under the ESOP Program, Grant IV to each director and employee
6. Information on the increase in capital and the allocation of the newly-issued ordinary shares for public offering and as reserve for the exercise of Warrants under ESOP Program Grant IV.
7. Proxy Form and list of the documents or other evidence required to confirm eligibility to attend the meeting including details about the Independent Directors
8. A location map of the Shareholder Meeting's venue

The Notice is hereby given by the Board of Directors of Shin Satellite Public Company Limited (the "Company") that the Annual General Meeting of Shareholders of the Company for the year 2005 will be held on 31 March 2005 at 10.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vipawadee-Rungsit Road, Jatujak Bangkok 10900.

Agenda Item 1 **Matters to be informed**

Agenda Item 2 **To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2004, held on 22 April 2004**

Board's Opinion: The Board recommends that the Minutes of the Annual General Meeting of Shareholders for the year 2004, held on 22 April 2004, be adopted as accurate record. The Minutes of the Meeting appears in Enclosure 1.

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Agenda Item 3 **To consider and adopt the Board of Directors' report on the operating results of the Company for the year 2004**

Board's Opinion: The Board recommends that the report on the operating results of the Company for the year 2004, be adopted. Details of the report appears in Enclosure 2.

Agenda Item 4 **To consider and approve the balance sheets, the Profit and Loss statement, and cash flow statement for the year ended 31 December 2004**

Board's Opinion: The Board recommends that the balance sheets, the Profit and Loss statement, and cash flow statement for the year ended 31 December 2004 which have been audited by the external auditors of the Company, be approved. Details of which appears in Enclosure 2 (Company's Annual Report).

Agenda Item 5 **To consider and approve the appropriation of the net profit as reserve and the payment of dividends for the year 2004**

Board's Opinion: The Board recommends that since the net profit of the company as of 31 December 2004 was Baht and there will be no dividends payment to shareholders for the fiscal year 2004.

Agenda Item 6 **To consider and approve the appointment of the Company's auditors for the year 2005 and to fix their remuneration**

Board's Opinion: The Board recommends that the auditors from the PricewaterhouseCoopers ABAS Company Limited ("PwC"), which have been the auditors of the Company, its subsidiaries and its affiliates since 1999, should be appointed as the auditors of the Company for the year 2005. The name list of auditors is as follows:

1. Miss Nangnoi	Charoenthaveesub	CPA (Thailand) No. 3044
2. Mr. Prasan	Chuaphanich	CPA (Thailand) No. 3051
3. Mrs. Suwannee	Bhuripanyo	CPA (Thailand) No. 3371
4. Mr. Prasit	Yuengsrikul	CPA (Thailand) No. 4174

Anyone of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that anyone of the above auditors is not available, PwC is authorized to provide any auditor of PwC who qualifies as a Certified Public Accountant to carry out the work in replacement thereof. It is recommended that the audit fee be fixed at not more than Baht 2,228,500. This is because of the fact that the auditors are required to review and audit the financial statements of the Company's subsidiaries and affiliates abroad for the purpose of preparing the Company's consolidated financial statements.

Agenda Item 7 **To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2005**

Board's Opinion:

7.1 The Board recommends that the following three retiring directors be re-elected:

(1) Mr. Dumrong	Kasemset (Ph.D.)	: Authorized Directors
(2) Mrs. Charintorn	Vongspootorn	: Director
(3) Miss Chirapa	Chitrasawang	: Director

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Details of the age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company of each director appears in Enclosure 3.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Articles of Association of the Company.

7.2 The Board recommends that the current authorized signatories of the Company be maintained as follows;
"Mr. Dumrong Kasemset, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan any two of the three directors signing together with the Company's seal affixed"

7.3 The Board recommends that the total the remuneration for the Chairman of the Board, the director nominated by the Ministry for Information and Communication Technology and independent directors of the Company for the year 2005, be fixed at the maximum amounts of Baht 6,000,000. The said amount of remuneration comprises salary, bonus, welfare, provident fund, and meeting allowance.

The meeting allowance for each directors who is representative of the Ministry of Information and Communication or Independent Director shall be paid at the rate of Baht 25,000 per each Meeting of either The Board of Director or any sub-committee of the company except in the case of independent directors who are the chairman of sub-committees shall be paid Baht 30,000 for attending sub-committee meeting.

Agenda Item 8 **To consider and approve the issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company under ESOP Grant IV in the total number of 7,562,100 units**

Board's Opinion: The objective of the ESOP is to compensate and motivate the directors and employees, so that they will perform their duties for the best interests of the Company. This should also attract them to continue working for a long term with the company. The Board recommends that the issuance and offering of 7,562,100 units of the Warrants under the ESOP program, Grant IV, be approved. Details of the terms and conditions appears in Enclosure 4.

In this connection, the Board of Directors, or person(s) authorized by the Board of Directors or the Executive Committee shall have the authority to prescribe other terms and conditions pertaining to the issuance of the Warrants, including to apply for approval with the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants. The remuneration committee had also considered this issuance of Warrant under the ESOP Program, (Grant IV) and was of the view that it should be approved.

The shareholders' meeting shall have to pass a resolution to approve the issuance and offering of the Warrants to directors and employees of the Company with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that shareholders holding an aggregate number of shares exceeding 10 percent of the votes of shareholders attending the meeting do not oppose the resolution.

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Agenda Item 9 **To consider and approve the allocation of warrants to purchase ordinary shares of the Company under ESOP Grant IV to the following directors and employees of the Company who are entitled to receive such allocation of warrants in the excess of 5 percent of the total warrants issued which has been approved by the Remuneration Committee**

Director/Employee	No. of Warrants Allocated	% (of the Program)
1. Mr. Dumrong Kasemset Director and Chairman of the Executive Committee The total number of Board meetings, attendance at and absence from meetings during the last year. Shin Satellite Public Company Limited No. of meetings 5 times No. of attendance 5 times No. of absence - none	929,900 units	12.30%
2. Mr. Paiboon Panuwattanawong Vice President for iPSTAR Project and director of subsidiaries.	900,000 units	11.90%
3. Miss. Nongluck Phinainitisart Director, Member of the Executive Committee and President The number of Board meetings, attendance at and absence from meetings during last year. Shin Satellite Public Company Limited No. of meetings 5 times No. of attendance 5 times No. of absence - none	500,000 units	6.61%
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales.	440,000 units	5.82%
5. Mr. Makin Petplai Vice President – Sales/Thailand, Indo China & China	400,000 units	5.29%
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000 units	5.29%

Board's Opinion: The Board of Directors and the Remuneration Committee recommend that the allocation exceeding 5% of the Warrants under the ESOP Program, Grant IV to each of the above 6 persons, be approved. This is because they possess high competency and accountability and have demonstrated excellent performance. Furthermore, they are honest and loyal to the Company and have performed their duties for the benefit of the Company at all times. The Warrants' allocation for this ESOP Program will motivate efficient performance by directors and employees, which will result in good operating results of the Company. Details appears in Enclosure 5.

The shareholders' meeting shall pass a resolution to approve the allocation of the Warrants to each of the directors and employees with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that there are not shareholders holding an aggregate number of shares exceeding 5 percent of the total votes of the shareholders attending the meeting opposing the resolution.

THAICOM
Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Agenda Item 10 To consider and approve the reduction of the Company's capital

Board's Opinion: The Board recommends that the reduction of the Company's registered capital from 5,568,472,000 Baht to 4,528,472,000 Baht (reduced by Baht 1,040,000,000) By the Company plans to increase its registered capital later, which under the laws, it could not be done until all the Company's shares have been issued and paid for, except in the case of shares issued for the exercise of right under convertible debentures or certificates representing rights to purchase shares.

Agenda Item 11 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's Capital

Board's Opinion: The Board recommends that the amendment of the Company's Memorandum of Association be approved so as to be in line with the reduction of the Company's registered capital.

Agenda Item 12 To consider and approve the increase of the Company's capital

Board's Opinion: The Board recommends that the increase by 1,077,810,500 Baht in the Company's registered capital to 5,606,282,500 Baht, for the purpose of offering for sale to public and reserving for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 4, be approved.

Agenda Item 13 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with increase of the Company's capital

Board's Opinion: The Board recommends that the amendment of the Memorandum of Association be approved so as to be in accordance with the increase in the Company's registered capital.

Agenda Item 14 To consider and approve the allocation of newly issued ordinary shares, to the amount of 215,562,100 shares at the par value per share of Baht 5 (Five Baht) be approved as per the following details

14.1 no more than 208,000,000 newly issued ordinary shares to be offered to public; and

14.2 7,562,100 newly issued ordinary shares to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 4.

Board's Opinion: The Board recommends that the allocation of 208,000,000 newly issued shares of the Company for public offering and of 7,562,100 newly issued shares as reserve for the exercise of Warrants under the ESOP Program, Grant IV, be approved, and with regard to the public offering of 208,000,000 shares, the Board of Directors or any other person(s) designated by the Board or Executive Committee shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.

Agenda Item 15 Other matters, (if any)

The share register book of the Company will be closed at 12 noon on 11 March 2005 in order to determine those shareholders who are eligible to attend and vote at the meeting until the Annual General Meeting of Shareholders for the year 2005 is adjourned.

Kindly attend the meeting on the date, time and place specified above. If you are unable to attend the meeting, please appoint a person to attend and vote at the meeting on your behalf by completing the enclosed proxy form. You are required to submit documents or other evidence showing that you are a shareholder or an authorized representative as specified in the attached list.

By Order of the Board of the Directors

(Mr. Dumrong Kasemset)
Director
Shin Satellite Public Company Limited

THAICOM

Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Enclosure 1

Company Registration No. 163
-Translation- (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

Minutes of the Annual General Meeting of Shareholders for the Year 2004
of
Shin Satellite Public Company Limited
Held on Thursday, April 22, 2004 at 14.00 hours
at the Presentation Room, Thaicom Satellite Station, 1st Floor,
41/103 Ratanathibet Road,
Tambol Bangkrasor, Amphur Muang, Nonthaburi Province

There were 160 shareholders presenting in person and by proxy altogether holding 254,494,879 shares from the total of 437,911,400 shares equivalent to 58.12 percent whereby 38 shareholders of which holding 8,675,050 shares equivalent to 1.98 percent previously appointed the independent directors namely Mr. Hiran Radeesri and Mrs. Charintorn Vongspootorn as their proxy.

Mr. Paron Isarasena Na Ayudhaya, Chairman of the Board of Directors, presided as the Chairman of the Meeting and Mr. Kamonmit Vudhijumnonk acted as the Secretary of the Meeting.

The Chairman informed the Meeting that this Annual General Meeting of Shareholders for the Year 2004 was called to convene on this day pursuant to the resolution of the Board of Directors' Meeting No. 2/2004 held on February 24, 2004 to consider several matters as specified by law requiring the Company to present to the shareholders' meeting for their consideration, for instance, the Company's operating results in the previous year, the approval of the Company's balance sheet and profit and loss statements for the fiscal year 2003, the payment of dividend, the appointment of the Company's auditors and fixing the auditing fees for the fiscal year 2004, the appointment of the directors retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2004 as well as the other necessary matters which required the approval from the shareholders' meeting as specified in the notice for calling this Meeting. In this regard, the Company's Share Register Book was closed for determining the shareholders' right to attend and vote on this Meeting commencing from April 2, 2004 at 12.00 hours until this Meeting was completed.

Since the number of shareholders presenting in person and by proxy was sufficient to constitute the quorum as required by the Company's Articles of Association, the Chairman then declared the Meeting duly convened. The Chairman informed the Meeting that before proceeding with the agendas, the Chairman would introduce the Company's directors and auditors attending the shareholders' meeting on this day as well as explain to the Meeting the procedure for casting votes in this shareholders' meeting.

The Chairman introduced 7 directors of the Company attending this Meeting as follows:-

1. Mr. Paron Isarasena Na Ayudhaya	Chairman of the Board of Directors
2. Mr. Boonklee Plangsiri	Director
3. Dr. Dumrong Kasemset	Director
4. Mrs. Siripen Sitasuwan	Director
5. Mr. Hiran Radeesri	Director and Chairman of the Audit Committee
6. Mrs. Nillaya Malakul Na Ayudhaya	Director and Member of the Audit Committee
7. Mrs. Charintorn Wongphutorn	Director and Member of the Audit Committee

In addition, the Chairman introduced 2 auditors from PricewaterhouseCoopers ABAS Ltd. attending this Meeting namely (1) Mr. Prasan Chuapanic and (2) Mr. Chaisiri Ruangrithachai.

The Chairman then explained the Meeting the procedure for casting votes in this shareholders' meeting that to cast vote in each agenda, the shareholders shall use the ballot distributed to all shareholders by the officer(s) of the Company at the time of registration. In any agenda that any shareholder wishes to abstain its votes or to vote not to approve, such shareholder shall place its name, the number of shares held by it, and the number of abstaining and not-approving votes and whereupon the Chairman asks whether there be any shareholder in the Meeting who wishes to vote not to approve or to abstain in such agenda, such shareholder shall raise his/her/its hand in order for the officer(s) of the Company to collect the said ballot and sum the number of votes in order to perceive the number of approving, abstaining and not-approving votes in each agenda.

The Chairman subsequently requested the Meeting to consider the matters in accordance with the following agenda:-

Agenda 1 **To inform certain matters.**

Mr. Dumrong Kasemset informed the Meeting that CS Loxinfo Public Company Limited had already purchased the shares of Teleinfo Media Company Limited in March 2004 whereby at the present the shareholding of CS Loxinfo Public Company Limited in Teleinfo Media Company Limited accounting for 63.25 percent. In addition, CS Loxinfo Public Company Limited has also listed its shares in the Stock Exchange of Thailand since April 8, 2004.

After due consideration, the Meeting RESOLVED THAT the matters being informed be acknowledged with a vote of 254,212,001 shares or equivalent to 99.89 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain their vote of 282,878 shares or equivalent to 0.11 percent and no vote not to approve.

Agenda 2 **To consider and certify the Minutes of the Extraordinary General Meeting of the Shareholders No. 1/2004, held on February 23, 2004**

The Chairman requested the Meeting to consider and certify the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2004 held on February 23, 2004 as per details in a copy of the Minutes of the Extraordinary General Meeting of

Shareholders No. 1/2004, which had already been distributed to the shareholders together with the notice for calling this Meeting.

After due consideration, the Meeting unanimously RESOLVED THAT the said Minutes be approved and certified, with a vote of 254,494,879 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda 3 **To consider and approve the report on the Company's operating results for the fiscal year 2003 prepared by the Board of Directors**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the information relating to the Company's operating results for the fiscal year 2003 for their consideration.

Mr. Dumrong Kasemset, therefore, informed the Meeting information relating to the Company's operating results for the fiscal year 2003, including the revenue and expenses from the Company's operation in the year 2003, the overview of the Company's businesses such as satellite, iPSTAR, Internet and telephone service businesses, which can be summarized as follows:-

The Company's operation result for the fiscal year 2003

(Unit : Baht Million)

	2003	2002	Variation
Revenues from Sales and Services	5,805	4,997	16.2%
Cost of Sales and Services	3,512	2,885	21.7%
Selling and Administrative Expenses	1,127	861	30.9%
Profit from Operations	1,165	1,251	-6.8%
Profit before Interest Payables, Taxes and Depreciation	2,446	2,338	4.6%
Net Profit	1,080	1,411	-23.4%
Net Profit per Share (Baht)	2.47	3.22	

The details of which was specified in the Company's annual report which had already been distributed to the shareholders together with the notice for calling this Meeting.

The overview of the satellite business in 2003

Thaicom

- The Company received a compensation of USD 33 million as a result of Thaicom 3's power failure. In this regard, the Ministry of Information and Communications Technology, the beneficiary and the owner of the said amount of compensation pursuant to the concession agreement, granted an approval to the Company for the use of the said amount for bandwidth leasing from other satellite or developing a new satellite.
- The bandwidth partially used by DOS would instead be used by the Company's customers providing television broadcasting services in Thailand and India.
- Future revenue of the Company would be derived from rents under irrevocable satellite bandwidth leasing agreements in the total amount of Baht 8,390 million.

iPSTAR

- iPSTAR satellite had been tested in a vacuum gauge room in order to know its performance if it is placed in outer space against vacuum condition. As a result of such test, it was found that 2-3 items of equipment were needed to be rectified. The satellite was in the process of being prepared for vibration test for its launching.
- At the end of year 2003, the frequency fine tuning with China was negotiated and implemented, resulting in the Company's good benefit. This was necessary since an unsuccessful negotiation and frequency fine tuning would have led to the Company's being unable to provide its service in China even if the satellite was well launched into the orbit.
- The Company had major business alliances in China and India occupying up to approximately one-third of overall iPSTAR satellite's capacity.
- The Company was the owner of iPSTAR technology due to its 70 percent shareholding in Spacecode LLC incorporated in the United States.
- iPSTAR satellite obtained promotional privilege from the Board of Investment (BOI) in which the Company's income tax on offshore revenue would be exempted for 8 years period.

The overview of Internet business in 2003

The result of the merger of Internet business between CS Loxinfo Public Company Limited and Loxley Information Service Company Limited (Loxserve) and the acquisition of shares in Teleinfo Media Company Limited (TMC) (the Yellow Pages service provider) are as follows:

- up to 40 percent market share in Internet business of the Company and its group of companies;
- more variety of services and expansion of customer base;
- better up of economies of scale, especially for international Internet connection fees leading to the cost reduction in providing services;
- total number of 360,000 customers as at the end of the year 2003;
- Baht 87 million operational profit (if including TMC, the profit would be Baht 123 million);
- value added services and creation of new business, i.e. advertisement and sale of goods via Internet, by combining TMC's business (Yellow Pages services).

The overview of telephone business in 2003

Cambodia Shinawathara (Camshin)

- The government of Cambodia paid compensation in the amount of USD 900,000 by setting off with the international Internet connection fees
- GSM 900/1800 network was expanded with coverage throughout the areas of Cambodia even though there were some delays due to the effect from the delay of the Cambodia government's formation
- CDMA 450 installation was commenced for the reduction of service provision cost.
- As at the end of 2003, the total number of telephone subscribers was 122,403 persons, an increase of 24 percent from the end of 2002.

Lao Telecommunication (LTC)

- The business operation was acceptable and the payment of dividends for the year 2003 was in the amount of USD 4 million, increasing from USD 3.5 million in 2002. It was also praised by the government of Lao that the Company generated good revenue and paid acceptable dividends as well as was a good taxpayer (accounting for 25 percent of Lao's revenue from income tax)
- The change of telephone charge rate from Keab currency to US dollar facilitated the Company to avoid the impact of foreign exchange in the future
- iPSTAR technology was to be used for the expansion of wireless telephone service which, in turn, reduced the telephone line cost in Lao with several mountains in its geographical area.
- As at the end of 2003, the total number of telephone subscribers was 184,032 persons, an increase of 58 percent from the end of 2002.

Several shareholders made inquires in connection with the progress of iPSTAR satellite development which is the Company's forth satellite and other matters relating the Company's business operations. The Company's executives answered those inquiries with the satisfaction of the Meeting. The Chairman, then, requested the Meeting to consider and verify the Company's operating results for the fiscal year 2003.

After due consideration, the Meeting unanimously RESOLVED THAT the report on the Company's operating results for the fiscal year 2003 prepared by the Board of Directors be approved, with a vote of 254,494,879 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda 4 **To consider and approve the Company's balance sheet, profit and loss statement, and cash flow statement for the year 2003 ending December 31, 2003**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the Company's balance sheet, profit and loss statement and cash flow statement for the year 2003 ending December 31, 2003 for their consideration.

Mr. Dumrong Kasemset, therefore, informed the Meeting that in this agenda, the shareholders may consider the details from the Company's annual report whereby the Company's balance sheet would be on page 70-72, the profit and lost statement on page 73 and the cash flow statement on page 76-77, which can be summarized as follows:-

The Company indicated its financial status in its balance sheet as of December 31, 2003 by recording the total assets at Baht 25,116 million consisting of current assets in the amount of Baht 2,671 million and fixed assets in the amount of Baht 22,445 million, the total liabilities at Baht 16,673 million consisting of current liabilities in the amount of Baht 4,653 million and fixed liabilities in the amount of Baht 12,020 million, and the shareholders' equity at Baht 8,443 million.

The Company's consolidated operating results were shown in its profit and lost statements for the year 2003 with its total revenues at Baht 6,217 million and total expenditures at Baht 4,639 million. This led to the Company's gross profit before payments of interest and income tax in the amount of Baht 1,578 million. The

Company's payable interest was in the amount of 138 million and payable income tax of Baht 313 million, and profit for minority shareholders in the amount of Baht 47 million. Thus, the Company's net profit for the year 2003 was equivalent to Baht 1,080 million.

The Company signified the consolidated cash flow in its cash flow statement for the year 2003 by showing cash flow from business operations at Baht 1,881 million, net cash flow used from investment at Baht 6,187 million and net cash flow from financing in the amount of Baht 4,523 million. In light of this, the net cash and cash equivalents increased in the amount of Baht 217 million and cash and cash equivalents as of the ending of the year 2003 were equal to Baht 820 million.

The shareholders raised the question as to the reasons why the selling and administrative expenses increased by 30 percent from the year 2002. Mr. Tanadit Charoenchan, explained the Meeting that there were 2 grounds for the increase of the selling and administrative expenses, which were due to (1) the merger of the Internet business between Loxley Information Service Company Limited (Loxserve) and CS Loxinfo Public Company Limited as a result of which Loxserve's expenses were also included and (2) the change of Lao Telecommunication Limited Company (LTC)'s auditing recognition method from the existing of cost method to joint consolidate method whereby the LTC's recognition of selling and administrative expenses shall be on proportionate basis as per details in page 65 of the Company's annual report.

Mr. Dumrong Kasemset gave additional explanations that despite the aforementioned reasons, the Company had also incurred important expenses from 2 other transactions i.e. (1) the advance marketing expenses of iPSTAR at approximately Baht 140 million and (2) the Company's annual corporate income tax in the amount of Baht 312 million resulting from the Company generating enough profits to eliminate its retained loss in the previous year and thereby the Company was responsible to pay income tax pursuant to the law. In this regard, the Company's selling and administrative expenses; especially, in its own financial statement were reduced from the year 2002, the details of which as appearing in page 73 of the Company's annual report.

The shareholders asked other details in connection with the Company's financial statement and the investment in the iPSTAR project thereby the Company's executives explained and answered such questions with satisfaction of the Meeting. The Chairman, then, requested the Meeting to consider and approve the Company's balance sheet, profit and loss statement and cash flow statement for the year 2003 ending December 31, 2003.

After due consideration, the Meeting unanimously RESOLVED THAT the Company's balance sheet, profit and loss statement and cash flow statement for the year 2003 ending December 2003 be approved, with a vote of 254,494,879 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda 5 **<u>To consider and approve the allocation of net profits for legal reserve and payment of dividend for the fiscal year 2003</u>**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that the Company had profits as of December 31, 2003 in the amount of Baht 1,080,278,935 accounting for the profit per share of Baht 2.46. In this connection, since the Company generated profits from its business operations, the Company was required to allocate at least 5 percent of the net profits as for legal reserve until the Company's legal reserve equivalent to 10 percent of its registered capital. It was, therefore, appropriate that the said profit be allocated as for legal reserve in the amount of Baht 54,014,373. Moreover, since the Company had acquired pleasant returns from the business operations during the previous 2-3 years, the dividend shall also be paid at the rate of Baht 0.50 per share to the shareholders whose names appeared in the shareholder register book as on April 2, 2004 whereby the said dividend would be paid on May 20, 2004. In this regard, the Company was also granted an approval from the facility providers of the iPSTAR Project for this payment of dividend.

The shareholders gave the opinion in connection with the payment of dividend at the rate of Baht 0.50 per share whereby one of the shareholder proposed for a consideration of dividend payment at the higher rate. The Company's executives explained to the Meeting that the Company still saw it necessary to use funding for investment in iPSTAR project which is a large project and needs very high amount of funding. In addition, the iPSTAR satellite has not been launched into the orbit, as a result of which, it still could not generate revenues. Should the said satellite launch into the orbit and be capable of generating revenues, the Company would then consider this matter as appropriate. Furthermore, the Meeting was informed that should the dividend be paid at the higher rate in this year, it would affect the Company's financial plan. The shareholders subsequently satisfied with the explanation. The Chairman, then, requested the Meeting to consider and approve the allocation of net profits as for legal reserve and the payment of dividend.

After due consideration, the Meeting RESOLVED THAT the allocation of net profits as for legal reserve and the payment of dividend for the fiscal year 2003 be approved, with a vote of 251,551,779 shares or equivalent to 98.84 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,943,100 shares or equivalent to 1.16 percent and no vote to abstain their vote.

Agenda 6 **<u>To consider and approve the appointment of the Company's auditors and fixing the auditor's remuneration for the fiscal year 2004</u>**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset notified the Meeting that the Company had considered appointing the auditors from PricewaterhouseCoopers ABAS Ltd. ("PwC"), which had been the auditors of the Company and subsidiaries since 1999, to be the Company's auditors for the fiscal year 2004, the details of the auditors were as follows:-

1.	Miss Nangnoi Charoenthavesub	Certified Public Accountant License No. 3044
2.	Mr. Prasan Chuapanich	Certified Public Accountant License No. 3051
3.	Mrs. Suwanee Puripunyo	Certified Public Accountant License No. 3371
4.	Mr. Prasit Yergsrikol	Certified Public Accountant License No. 4174

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and in the event that such auditor may not carry out the said undertaking, PwC shall have to find another certified auditor of PwC in replacement and take responsibility for examining and giving recommendations to the Company's financial statement. Regarding the remuneration thereof, it deemed appropriate that such auditor's remuneration shall be fixed at the rate not exceeding Baht 3,218,500 (Three Million Two Hundred Eighteen Thousand and Five Hundred Baht), increasing from Baht 1,228,500 (One Million Two Hundred Twenty Eight Thousand and Five Hundred Baht) in the previous year or equivalent to 61.7 percent increase. This increase was due to the fact that the auditors were also required to review the financial statements of the Company's international subsidiaries and joint venture companies in order for preparation of the Company's consolidated financial statements. In addition, this appointment of auditors and the remuneration thereof had been considered and approved by the Company's Audit Committee. Furthermore, this audit company did not engage in any other business with the Company and Mr. Prasan Chuapanich had certified the Company's financial statement only for 1 year.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting unanimously RESOLVED THAT the appointment of the auditors from PricewaterhouseCoopers ABAS Ltd. and fixing the auditor's remuneration for the fiscal year 2004 at the rate not exceeding Baht 3,218,500 be approved, with a vote of 254,494,879 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda 7 **To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2004**

7.1 The appointment of directors in replacement of those retired by rotation

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Nominating Sub-Committee, informed the Meeting that the Company's Articles of Association requires that one-third of the Company's directors shall have to be retired by rotation in every annual general meeting of the shareholders. Therefore, there shall be 3 directors required to be retired by rotation in this Meeting namely (i) Mr. Boonklee Plangsiri, (ii) Mrs. Siripen Sitasuwan and (iii) Ms. Nongluck Phinainitisart. In this regard, the Nominating Sub- Committee had convened a meeting for consideration of 6 nominating persons, including 3 directors required to be retired by rotation and other 3 external accredited persons. After carefully determining the qualifications and working experience of each of the nominating persons, the Nominating Sub-Committee proposed

its recommendation to the Company's Board of Directors that the said 3 directors have good experience, knowledge and expertise in the Company's business and that such directors should be re-elected to continue their office. In this connection, the details of each of such directors including age, shareholding proportion in the Company, education achievement, working experience and meeting attendance record as well as the benefit contribution to the Company were specified in the Attachment No. 3 attached hereto.

After due consideration, the Meeting RESOLVED THAT the directors retired by rotation be re-elected to continue their office, with the number of shareholders who casted their votes with a vote of 253,748,879 shares or equivalent to 99.71 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 746,000 shares or equivalent to 0.29 percent and no vote to abstain their vote.

7.2 The authorized signatories

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Nominating Sub-Committee, informed the Meeting that the authorized signatories shall be the same as the existing authorized signatories as follows:-

"Mr. Dumrong Kasemset, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan, any two of these three directors jointly sign with the Company's seal affixed."

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting unanimously RESOLVED THAT the authorized signatories be the same as the existing authorized signatories, with a vote of 253,748,879 shares or equivalent to 99.71 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 746,000 shares or equivalent to 0.29 percent and no vote to abstain their vote.

7.3 The directors' remuneration for the fiscal year 2004

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Remuneration Sub-Committee, informed the Meeting that the Remuneration Sub-Committee had considered and proposed its opinion to the Company's Board of Directors that the directors' remuneration for the fiscal year 2004 i.e. the remunerations for the chairman of the Board, independent directors and the directors appointed from the Ministry of Information and Communication Technology shall be no more than Baht 6,000,000 (Six Million Baht), an increase by Baht 1,000,000 (One Million Baht) from the previous year. In this regard, the said directors' remuneration consists of monthly salary, bonus, fringe benefits, provident fund, and meeting allowances, whereby the independent directors and the directors appointed from the Ministry of Information and Communication Technology being the member of other subcommittees of the Company shall receive the meeting allowances of the Board of Directors and subcommittee's meeting in the amount of Baht 25,000 (Twenty Five Thousand Baht) for each meeting, and the independent directors being the chairman of the subcommittee shall receive the meeting

allowances in the amount of Baht 30,000 (Thirty Thousand Baht) for each subcommittee's meeting.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the directors' remuneration for the fiscal year 2004 as proposed be approved, with a vote of 253,748,879 shares or equivalent to 99.71 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 746,000 shares or equivalent to 0.29 percent and no vote to abstain their vote.

Agenda 8 <u>To consider and approve the decrease of the Company's registered capital</u>

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that the Company currently had the registered capital in the number of Baht 5,500,000,000 (Five Thousand and Five Hundred Million Baht) dividing into 550,000,000 shares (Five Hundred and Fifty Million Shares) at the par value of Baht 10 (Ten Baht) each. In this respect, the Company's paid-up capital accounted for Baht 4,379,114,000 (Four Thousand Three Hundred Seventy Nine Million One Hundred and Fourteen Thousand Baht) dividing into 467,911,400 shares (Four Hundred Sixty Seven Million Nine Hundred Eleven Thousand and Four Hundred Shares) at the par value of Baht 10 (Ten Baht) each. In addition, there were shares reserved for the exercise of rights under the warrants remaining in the number of 11,988,700 shares (Eleven Million Nine Hundred Eighty Eight Thousand and Seven Hundred Shares) and the registered shares but not yet been sold in the number of 100,099,900 shares (One Hundred Million Ninety Nine Thousand and Nine Hundred Shares) at the par value of Baht 10 (Ten Baht) each equivalent to Baht 1,000,999,000 (One Thousand Million Nine Hundred and Ninety Nine Thousand Baht). The Company was of necessity to seek addition funding for the expansion of the Company's business in connection with the provision of iPSTAR service in foreign countries; therefore, the Company saw it appropriate to increase the Company's registered capital. Nonetheless, the Company may not, pursuant to the law, increase its capital until all registered shares have been completely sold and paid-up in full. Hence, the Company was required to decrease it registered capital by way of elimination of registered shares but not yet been sold in the number of 100,099,900 shares (One Hundred Million Ninety Nine Thousand and Nine Hundred Shares) at the par value of Baht 10 (Ten Baht) each equivalent to Baht 1,000,999,000 (One Thousand Million Nine Hundred and Ninety Nine Thousand Baht) so that the remaining registered capital of the Company shall be in the amount of Baht 4,499,001,000 (Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht) and the Company shall henceforth be capable of increase its registered capital.

THAICOM

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes and advised that the matter being proposed in this Agenda required the resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting unanimously RESOLVED THAT the decrease of the Company's registered capital as proposed be approved, with a vote of 254,494,879 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda 9 **To consider and approve the amendment to the Company's Memorandum of Association in order for it to be in line with the decrease of the Company's registered capital**

The Chairman informed the Meeting that according to the Meeting's resolution in Agenda 8 which approved the decrease of the Company's registered capital to Baht 4,499,001,000 (Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht) dividing into 449,900,100 shares (Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares) with a par value of Baht 10 (Ten Baht) by way of elimination of the registered shares but not yet been sold, it was essential that the Company's Memorandum of Association be amended in order for it to be in line with the said decrease of capital. The Chairman, consequently, requested the Meeting to consider and approve the amendment to Clause 4 of the Company's Memorandum of Association, which would be amended to read as follows:-

"Clause 4.

the registered capital	4,499,001,000 Baht	(Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht)
dividing into	449,900,100 Shares	(Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares)
at par value per shares of	10 Baht	(Ten Baht)
Consisting of ordinary shares of: and	449,900,100 Shares	(Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

The Chairman also notified the Meeting that the amendment to Clause 4 of the Company's Memorandum of Association as proposed in this Agenda required the Meeting's resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting unanimously RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association as proposed be approved, with a vote of 254,494,879 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda 10 **<u>To consider and approve the change in par value of the Company's shares</u>**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that after the Meeting had resolved to approve the decrease of the Company's registered capital to Baht 4,499,001,000 (Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht) dividing into 449,900,100 shares (Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares) with a par value of Baht 10 (Ten Baht), the value of Company's shares trading in the stock exchange were approximately Baht 30-40. As a result of which, it deemed appropriate that the par value of the Company be changed from Baht 10 (Ten Baht) per share to Baht 5 (Five Baht) per share whereby the Company's registered capital will remain the same amount of Baht 4,499,001,000 (Four Thousand Four Hundred Ninety Nine Million and Seventy Thousand Baht) but the number of ordinary shares will increase from 449,900,100 shares (Four Hundred Forty Nine Million Nine Hundred Thousand and One Hundred Shares) to 899,800,200 shares (Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares) in order to have more liquidity in trading of the Company's shares and to give opportunity to larger numbers of minor investors to invest in the Company.

The Chairman then notified the Meeting that the change in par value of the Company's shares required the Meeting's resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting RESOLVED THAT the change in par value of the Company's shares from Baht 10 (Ten Baht) per share to Baht 5 (Five Baht) per share as proposed be approved, with a vote of 254,494,879 shares or equivalent to 99.9996 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain their vote of 1,000 shares or equivalent to 0.0004 percent and no vote not to approve.

Agenda 11 **To consider and approve the amendment to the Company's Memorandum of Association in order for it to be in line with the change in par value of the Company's shares**

The Chairman informed the Meeting that according to the Meeting's resolution in Agenda 10 which approved the change in par value of the Company's shares from Baht 10 (Ten Baht) per share to Baht 5 (Five Baht) per share, it was essential that the Company's Memorandum of Association and Articles of Association be amended in order for it to be in line with the said change in par value. The Chairman, consequently, requested the Meeting to consider and approve the amendment to Clause 4 of the Company's Memorandum of Association, which would be amended to read as follows:-

"Clause 4.

the registered capital	4,499,001,000 Baht	(Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht)
dividing into	899,800,200 Shares	(Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares)
at par value per shares of	5 Baht	(Five Baht)
Consisting of ordinary shares of: and	899,800,200 Shares	(Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

In addition, Clause 4 of the Company's Articles of Association shall be amended from the existing wordings of

"Clause 4. Shares of the Company shall consist of ordinary shares entered in name certificates having par value per share at the rate of Baht Ten (10) each." to be

"Clause 4. Shares of the Company shall consist of ordinary shares entered in name certificates.".

The Chairman also notified the Meeting that the amendment to Clause 4 of the Company's Memorandum of Association and Articles of Association required the

Meeting's resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association and Articles of Association as proposed be approved, with a vote of 253,747,879 shares or equivalent to 99.7065 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 746,000 shares or equivalent to 0.2931 percent and a vote to abstain their vote of 1,000 shares or equivalent to 0.0004 percent.

Agenda 12 **To consider and approve the issuance and allocation of the warrants to purchase ordinary shares (the "Warrants") to directors and employees of the Company in the number of 5,894,200 units (ESOP Progarm No. 3)**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that in order to motivate and compensate the Company's directors and employees and to have such personnel dedicated their heart and soul to the Company by hardworking which would, in turn, generate best benefits to the Company as well as retain all such personnel with the Company, it deemed appropriated to have the Meeting approve the issuance and allocation of the Warrants in the number of 5,894,200 units to such personnel in the number not exceeding 35 persons as per details in the terms and conditions of the issuance and offering for sale of the Warrants in the ESOP Program No. 3 attached hereto in Attachment No. 4. In this regard, the Board of Directors or Executive Committee or any person(s) assigned by the Board of Directors shall have the power to determine and set forth terms and conditions together with other details in relation to the issuance of the said warrants as well as to request any approval from the relevant authorities and to perform any acts and things necessary for and relevant to the issuance of the said warrants. In addition, the Remuneration Sub-Committee had also considered the issuance and allocation of the Warrants under the ESOP Program No. 3 and proposed the recommendation to the Board of Directors that it was appropriate to have the said issuance and allocation of the Warrants be approved whereby the exercise price thereof shall be the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, which was equivalent to Baht 28.45.

In this connection, the Meeting was advised that this issuance and offering for sale of the Warrants required the Meeting's resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote and there shall be no objection from any Shareholders holding shares altogether more than 10 percent of the total votes of the Shareholders attending the Meeting.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes. The

5 (Five Baht) or Baht 1,069,471,000 (One Thousand Sixty Nine Million Four Hundred and Seventy One Thousand Baht) in total.

The Chairman then advised the Meeting that this increase of the Company's registered capital required the Meeting's resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting RESOLVED THAT the increase of the Company's registered capital as per details aforementioned be approved, with a vote of 251,114,151 shares or equivalent to 98.67 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 3,380,728 shares or equivalent to 1.33 percent and no vote to abstain their vote.

Agenda 15 **To consider and approved the amendment to the Company's Memorandum of Association in order to be in line with the increase of the Company's capital**

The Chairman informed the Meeting that according to the Meeting's resolution in Agenda 14 which approved the increase of the Company's capital to Baht 5,568,472,000 (Five Thousand Five Hundred Sixty Eight Million Four Hundred and Seventy Two Thousand Baht), it was essential that the Company's Memorandum of Association be amended in order for it to be in line with the said increase of the Company's capital. The Chairman, consequently, requested the Meeting to consider and approve the amendment to Clause 4 of the Company's Memorandum of Association, which would be amended to read as follows:-

"Clause 4.

the registered capital	5,568,472,000 Baht	(Five Thousand Five Hundred Sixty Eight Million Four Hundred and Seventy Two Thousand Baht)
dividing into	1,113,694,400 Shares	(One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares)
at par value per shares of	5 Baht	(Five Baht)
Consisting of ordinary shares of: and	1,113,694,400 Shares	(One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares)
Preferred shares of:	- Shares	(.-.)"

percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,634,728 shares or equivalent to 1.04 percent and a vote to abstain their vote of 746,000 shares or equivalent to 0.29 percent. (Ms. Nongluck Phinainitisart held the Company's shares in the number of 1,900 shares and had therefore no right to vote, bringing the total number of shares entitled to vote in the number of 254,492,979 shares)

4. The allocation of warrants to Mr. Yongsit Rojsrivichaikul be approved as per details abovementioned, with a vote of 251,114,151 shares or equivalent to 98.67 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,634,728 shares or equivalent to 1.04 percent and a vote to abstain their vote of 746,000 shares or equivalent to 0.29 percent.

5. The allocation of warrants to Mr. Pradeep Unni be approved as per details abovementioned, with a vote of 250,208,151 shares or equivalent to 98.32 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,634,728 shares or equivalent to 1.04 percent and a vote to abstain their vote of 1,652,000 shares or equivalent to 0.65 percent.

6. The allocation of warrants to Mr. Makin Petplai be approved as per details abovementioned, with a vote of 250,208,151 shares or equivalent to 98.32 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,634,728 shares or equivalent to 1.04 percent and a vote to abstain their vote of 1,652,000 shares or equivalent to 0.65 percent.

Agenda 14 To consider and approve the increase of the Company's capital from Baht 4,499,001,000 to Baht 5,568,472,000

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that in this year 2004, the Company was required financial supports for (i) the expansion of the Company's business in connection with iPSTAR service in foreign countries, (ii) the payment for iPSTAR satellite's insurance premium, (iii) the partial loan repayment for reduction of interests and thereby making the Company to have a concrete financial structure, and the reserve of the Company's working capital. Accordingly, it was proposed to the Meeting that the increase of the Company's registered capital from the existing of Baht 4,499,001,000 (Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht) to Baht 5,568,472,000 (Five Thousand Five Hundred Sixty Eight Million Four Hundred and Seventy Two Thousand Baht) or from 899,800,200 existing shares (Eight Hundred Ninety Nine Million Eight Hundred Thousand and Two Hundred Shares) to 1,113,694,400 shares (One Thousand One Hundred Thirteen Million Six Hundred Ninety Four Thousand and Four Hundred Shares) by way of issuing newly issued ordinary shares in the number of 213,894,200 shares (Two Hundred Thirteen Million Eight Hundred Ninety Four Thousand and Two Hundred Shares) at the par value of Baht

In this regard, the Remuneration Sub-Committee had considered and gave its opinion to the Company's Board of Directors that it deemed appropriate to approve the allocation of the warrants to 6 directors and employees at the rate exceeding 5 percent of the total warrants issued due to such persons having in-depth knowledge and experience, as well as high capability and responsibility to provide services to the Company with royalty for the Company's best interests. The Warrants to be allocated this time, therefore, were for motivating the directors and employees to perform their duties more efficiently and effectively which would in turn lead to the Company having good operating results. In this connection, the details explaining the reasons for the allocation of the Warrants to each of the directors and employees at the rate exceeding 5 percent of the warrants issued were appeared in the Attachment No. 5 attached hereto.

The Meeting was advised that this allocation of the warrants to such directors and employees required the Meeting's resolution on an individual basis with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote and there shall be no objection from any Shareholders holding shares altogether more than 5 percent of the total votes of the Shareholders attending the Meeting.

The Chairman then asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes. In this regard, the Chairman also notified the Meeting that the allocation of the warrants to those directors and employees at the rate exceeding 5 percent of the total warrants issued pursuant to the ESOP Progarm No. 3 shall have to be approved on an individual basis and the respective directors or employees for whom the warrants were allocated shall have no right to vote in such particular vote.

After due consideration, the Meeting resolved as follows:-

1. The allocation of warrants to Mr. Dumrong Kasemset be approved as per details abovementioned, with a vote of 249,864,151 shares or equivalent to 98.67 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,634,728 shares or equivalent to 1.04 percent and a vote to abstain their vote of 746,000 shares or equivalent to 0.29 percent. (Mr. Dumrong Kasemset held the Company's shares in the number of 1,250,000 shares and had therefore no right to vote, bringing the total number of shares entitled to vote in the number of 253,244,879 shares)

2. The allocation of warrants to Mr. Paiboon Panuwattanawong be approved as per details abovementioned, with a vote of 251,112,251 shares or equivalent to 98.67 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 2,634,728 shares or equivalent to 1.04 percent and a vote to abstain their vote of 746,000 shares or equivalent to 0.29 percent. (Mr. Paiboon Panuwattanawong held the Company's shares in the number of 1,900 shares and had therefore no right to vote, bringing the total number of shares entitled to vote in the number of 254,492,979 shares)

3. The allocation of warrants to Ms. Nongluck Phinainitisart be approved as per details abovementioned, with a vote of 251,114,151 shares or equivalent to 98.67

Chairman also advised that there were shareholders holding shares in the total number of 1,295,400 shares who were also being the Company's executives and directors and having interest in this matter and as a result of which may not cast their votes in this Agenda. Therefore, the total number of shares entitled to vote in this Agenda shall be in the number of 253,242,979 shares.

After due consideration, the Meeting RESOLVED THAT the issuance and allocation of the Warrants under the ESOP Program No. 3 as per above details be approved, with a vote of 249,552,879 shares or equivalent to 98.5429 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 3,689,100 shares or equivalent to 1.4567 percent and a vote to abstain their vote of 1,000 shares or equivalent to 0.0004 percent.

Agenda 13 **To consider and approve the allocation of warrants to purchase ordinary shares of the Company to directors and employees of the Company who are entitled to receive such allocation of warrants at the rate exceeding 5 percent of the total warrants issued**

Mr. Paron Isarasena Na Ayudhaya, the Chairman of the Remuneration Sub-Committee, informed the Meeting that the matter being proposed in this Agenda had already been approved by the Remuneration Sub-Committee thereby the Company proposed that the following 6 directors and employees having extraordinary performance be entitled to receive the allocation of warrants at the rate exceeding 5 percent of the total warrants issued as follows:-

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Dumrong Kasemset Director and Chairman of the Executive Committee	1,154,200	19.58
In the previous year, Shin Satellite PCL convened 5 Boards of Directors' meetings; Mr. Dumrong Kasemset attended 5 meetings and was never absent.		
2. Mr. Paiboon Panuwattanawong President Executive Vice President – iPSTAR Operation	700,000	11.88
3. Ms. Nongluck Phinainitisart Director and Member of the Executive Committee	600,000	10.18
In the previous year, Shin Satellite PCL convened 5 Boards of Directors' meetings; Ms. Nongluck Phinainitisart attended 5 meetings and was never absent.		
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	6.79

The Chairman then informed the Meeting that the amendment to Clause 4 of the Company's Memorandum of Association required the Meeting's resolution with the vote of not less than three-forth of the total number of votes of the shareholders attending the Meeting and having the right to vote.

After due consideration, the Meeting RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association as proposed be approved, with a vote of 248,171,051 shares or equivalent to 97.52 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 6,323,828 shares or equivalent to 2.48 percent and no vote to abstain their vote.

Agenda 16 **To consider and approve the allocation of newly issued shares for the Company's capital increase**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that according to the Meeting's resolution to approve the increase of the Company's registered capital from the existing of Baht 4,499,001,000 (Four Thousand Four Hundred Ninety Nine Million and One Thousand Baht) to Baht 5,568,472,000 (Five Thousand Five Hundred Sixty Eight Million Four Hundred and Seventy Two Thousand Baht) by way of issuing newly issued ordinary shares in the number of 213,894,200 shares (Two Hundred Thirteen Million Eight Hundred Ninety Four Thousand and Two Hundred Shares) at the par value of Baht 5 (Five Baht) or Baht 1,069,471,000 (One Thousand Sixty Nine Million Four Hundred and Seventy One Thousand Baht) in total. The Company was of the view that the said newly issued shares for capital increase in the number of 213,894,200 shares should be allocated as per the following details:-

(1) no more than 208,000,000 newly issued ordinary shares will be offered to public

(2) 5,894,200 newly issued ordinary shares will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP Program No. 3.

In this regard, the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the allocation of the newly issued shares for the capital increase as per above details be approved, with a vote

of 248,859,151 shares or equivalent to 97.79 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote not to approve of 5,577,828 shares or equivalent to 2.19 percent and a vote to abstain their vote of 57,900 shares or equivalent to 0.02 percent.

Agenda 17 <u>To consider any other matters (if any)</u>

The Chairman asked the Meeting whether any shareholder wishes to propose any other matters for the Meeting's consideration.

The shareholders made inquiries in connection with the progress of iPSTAR project and the amount of funds needed to be used for the project as well as the schedule for launching satellite to the orbit and expected revenue to be derived from iPSTAR satellite under which the Company's executive informed the detail and answered those inquiries with satisfaction by the Meeting.

The Chairman, accordingly, expressed gratitude to the shareholders for their attendance of this Meeting and then declared the Meeting adjourned at 16.15 hours.

Signed ___-Signed-___ Chairman of the Meeting
(Mr. Paron Isarasena Na Ayudhaya)

Signed ___-Signed-___ Secretary of the Meeting
(Mr. Kamonmit Vudhijumnonk)

Enclosure 3

Information of Director who retired by Rotation and Re-Elected

Name	Age	Title	Shareholding	Relationship with Management	Highest Education	Experience	Directors presented at the Meeting	Illegal Record in past 10 years	Contribution to the Company
Mr. Dumrong Kasemset (Ph.D.)	50	Director and Chairman of the Executive Committee	3,323,400	None	Ph.D., Electrical Engineering Massachusetts Institute of Technology, U.S.A.	2004-Present Director and Chairman of the Executive Committee CS Loxinfo Public Company Limited Member of the Executive Committee ITV Public Company Limited 2000-Present Group Vice Chairman of the Group Executive Committee Shin Corporation Group Member of the Executive Committee Advanced Info Service Public Company Limited 1997-Present Chairman of the Executive Committee Satellite Communications and International Business Shin Satellite Public Company Limited 1995-1997 Vice Chairman of the Executive Committee-Policy Shinawatra Group 1994-2000 President Shinawatra Satellite Public Company Limited 1993-1994 Executive Vice President International Broadcasting Corporation PLC 1991-1992 Senior Manager-Business Development Shinawatra Computer and Communications Group General Manager International Broadcasting Corporation PLC 1989-1991 Program Manager Integrated Optoelectronics GE Aerospace, New York, U.S.A. 1986-1989 Manager - Ga As IC Materials Microwave Semiconductor Company Limited Siemens Group, New Jersey, U.S.A.	5 of 5	None	Be a coordinator in setting vision and strategy of SHIN SATELLITE PLC to achieve the best interest to the Shareholders of the Company Be a coordinator in monitoring and manage all works of SHIN SATELLITE PLC including the development of the competency in a business competition of SHIN SATELLITE PLC
Mrs. Charntorn Vongspootorn	58	Director and Member of the Audit Committee	None	None	Master Degree of Business Administration Creighton University, U.S.A. Bachelor Degree in Accounting Chulalongkorn University	1999-Present Director and Member of the Audit Committee Shin Satellite Public Company Limited 2001-2002 Director and Member of the Audit Committee Advanced Info Service Public Company Limited 1997-1999 Director Thai Equity Fund Senior Executive Vice President MFC	5 of 5	None	Be a coordinator in setting vision and strategy of SHIN SATELLITE PLC to achieve the best interest to the Shareholders of the Company Be a coordinator in monitoring and manage all works of SHIN SATELLITE PLC including the development of the competency in a business competition of SHIN SATELLITE PLC
Miss Chirapa Chitraswang	57	Director	None	None	Bachelor Degree in Political Science Chulalongkorn University	2004-Present Director Shin Satellite Public Company Limited 2002-Present Principal Adviser for Communications Ministry of Information and Communication Technology 2001-2002 Deputy Director General Post and Telegraph Department 1998-2001 Expert in Communications Post and Telegraph Department 1993-1998 Director of International Services Division Post and Telegraph Department	1 of 1	None	Be a coordinator in setting vision and strategy of SHIN SATELLITE PLC to achieve the best interest to the Shareholders of the Company Be a coordinator in monitoring and manage all works of SHIN SATELLITE PLC including the development of the competency in a business competition of SHIN SATELLITE PLC

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan ESOP) No. 4

1. Objectives and Necessities of Offering Securities to Directors and Employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants issued and offered in year 2004 were in the number of 5,894,200 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares (at par value of Baht 5), equivalent to 0.67 % of all paid-up capital of the Company.

The forth warrants to be issued at this time in this year, will be, according to ESOP, in the number of 7,562,100 units at the par value per share of Baht 5, whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 7,562,100 ordinary shares at par value of Baht 5, equivalent to 0.86% of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 4.36 percent of all paid-up capital of the Company.

The details of warrants for the Program in this forth year, which will be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the "**warrant**")
Total Number of Warrants to be Offered	7,562,100 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	7,562,100 shares (at the par value of Baht 5), equivalent to 0.86 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting.
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year	Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.
Second Year	Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less

than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director or employee of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or employee, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee , as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or employee resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. **<u>Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion</u>**

4.1 <u>Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees</u>

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 <u>Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution</u> in case warrants are exercised by all directors and employees as calculated from the presently paid-up capital:

Number of the total issued shares	=	877,193,600 shares (at a par value of Baht 5 each)
Number of all shares from exercise of warrant	=	7,562,100 shares (at a par value of Baht 5 each)
Total number of shares after exercise	=	884,755,700 shares (at a par value of Baht 5 each)
Ratio of the existing shareholders after exercise	=	99.14 percent exercise of warrants

4.3 <u>The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office</u>

Number of the total issued shares	=	877,193,600 shares (at a par value of Baht 5 each)
Number of reserved shares for the exercise of warrant allocated to directors and employees	=	7,562,100 shares (at a par value of Baht 5 each)
Ratio of reserved shares to total issued shares	=	0.86 percent of the total issued shares

4.4 <u>The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale</u>

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	929,900	12.30
2. Mr. Paiboon Panuwattanawong President IPSTAR Operation and Director of subsidiary company	900,000	11.90
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	500,000	6.62
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	440,000	5.82
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	5.29
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000	5.29
7. Mr. Tanadit Charoenchan Vice President – Finance & Accounting	250,000	3.31
8. Mr. Avudh Ploysongsang Vice President – Business Development	140,800	1.86
9. Mr. Kamonmit Vudhijumnong Vice president – Legal	105,900	1.40
10. Mr. Komsan Serepapong Director of Subsidiary	70,000	0.93
11. Mr. Jiroj Srinamwong Director of Subsidiary	70,000	0.93

<u>Note</u>: The number of warrants to be issued and offered for sale will be 7,562,100 units.

4.5 <u>Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.</u>

5. <u>Description and Conditions of Warrants</u>

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. <u>Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001</u>

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be

approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. <u>List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants</u>

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	929,900	12.30
Number of times such director attending and not attending the meetings in previous year in <u>Shin Satellite Public Company Limited</u>: number of meetings = 5; attending = 5, not attending –		
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	900,000	11.90
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	500,000	6.61
Number of times such director attending and not attending the meetings in previous year in <u>Shin Satellite Public Company Limited</u>: number of meetings = 5; attending = 5, not attending –		
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	440,000	5.82
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	400,000	5.29
6. Mr. Atip Rittaporn Vice President – Lao Telecom	400,000	5.29

<u>Opinion of the Board of Directors and the Remuneration Committee</u>

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the below

In this respect, since the total number of warrants to be issued and offered for sale will be 7,562,100 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, the persons mentioned in Clause 7.1 - 7.6, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

Enclosure 5

(Translation)

Opinion of the SSA Remuneration Committee

February 11, 2005

To : Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Compensation Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Compensation Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Satellite Public Company Limited and subsidiaries respectively, totally 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Dumrong Kasemset (Ph.D.)	929,900	12.30
2. Mr. Paiboon Panuwattanawong	900,000	11.90
3. Ms. Nongluck Phinainitisart (Ph.D.)	500,000	6.61
4. Mr. Yongsit Rojsrivichaikul	440,000	5.82
5. Mr. Makin Petplai	400,000	5.29
6. Mr. Atip Rittaporn	400,000	5.29

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above six directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Please be informed accordingly.

Sincerely yours,

(Mr. Paron Isarasena Na Ayudhaya)
Chairman of the Remuneration Committee for the ESOP Program
Shin Satellite Public Company Limited

Employee Stock Ownership Program - SHIN SATELLITE PLC. : 2005

1. Number of allocated warrants : 7,562,100 Units
2. The lists of directors / employees who are allocated the warrants at the number of exceeding 5% of the total warrants.

No.	Name / Position	Started Working Date	No. of allocated warrants (units)	% of the total warrants	Contribution to the company
1	**Mr. Dumrong Kasemset (Ph.D.)** Chariman of the Executive Committee-Satellite & International	08/07/1991	929,900	12.30%	☐ Being the leader in creation of Shin Satellite Plc.'s vision, overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholers. ☐ Being the top leader in monitoring and managing Shin Satellite Plc., its subsidiaries and affiliates and developing the competitiveness of Shin Satellite Plc., its subsidiaries and affiliates' s businesses.
2	**Mr. Paiboon Panuwattanawong** MD-IPSTAR	03/02/1992	900,000	11.90%	☐ Being a co-leader in creation of Shin Satellite Plc.'s overall business strategy in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring and managing iPSTAR Co., Ltd. and developing new products and iPSTAR satellite engineering which will be the main business of the Company in the future.
3	**Ms. Nongluck Phinainitisart (Ph.D.)** President - Satellite	01/07/1991	500,000	6.61%	☐ Being a co-leader in creation of Shin Satellite Plc.'s vision and overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. ☐ Being the top leader in monitoring and managing Shin Satellite Plc., business and developing the competitiveness of Shin Satellite's business,
4	**Mr. Youngsit Rojsrivichaikul** Executive Vice President - Marketing & Sales	01/11/1991	440,000	5.82%	☐ Being a co-leader in creation of Shin Satellite Plc.'s overall business strategy in order to maximize the interest of the shareholders. ☐ Being the leader who is responsible for developing the marketing and sales strategies of all products which will generate the major revenue of the Company.
5	**Mr. Makin Petplai** Vice President - Sales : Thailand, Indochina & China	18/01/1993	400,000	5.29%	☐ Being a co-leader in creation of Shin Satellite Plc.'s business strategy in order to maximize the interest of the shareholders. ☐ Being the person responsible for managing competitive sales of all products in Thailand, Indochina & China which generates the major revenue of the Company.
6	**Mr. Atip Rittaporn** Vice President - Lao Telecommunications Co., Ltd.	01/12/1993	400,000	5.29%	☐ Being a co-leader in creation of Shin Satellite Plc.'s business strategy in order to maximize the interest of the shareholders. ☐ Being the person responsible for monitoring and managing Lao Telecommunications Co., Ltd. which is in the international investment business of Shin Satellite Plc. in order to maximize the interest of the business.

Capital Increase Report Form

Shin Satellite Public Company Limited

17 February 2005

We, Shin Satellite Public Company Limited, hereby wish to report the resolution of the Board of Directors' Meeting No. 2/2548, held on the 17th day of February 2005 in respect of the capital increase and the allocation of newly issued shares as follows:

1. Capital Increase:

1.1 The Board of Directors' meeting passed a resolution approving the decrease of the Company's registered capital from Baht 5,568,472,000 to Baht 4,528,472,000 by way of elimination of registered, but not yet sold, shares amounting to 208,000,000 shares at the par value per share of Baht 5 each, amounting to Baht 1,040,000,000 in total.

1.2 The Board of Directors' meeting passed a resolution approving the increase of the Company's registered capital from Baht 4,528,472,000 to Baht 5,606,282,500 by way of issuing 215,562,100 newly issued ordinary shares with a par value per share of Baht 5 each, counting to Baht 1,077,810,500 in total, for the purpose of offering for sale to public and reserving the exercise of right under the warrants which will be allocated to the directors, employees and advisors of the Company for the forth time.

2. Allocation of Newly Issued Shares:

The Board of Directors' meeting passed a resolution approving the allocation of 215,562,100 ordinary shares not yet been sold with the par value per share of baht 5 (Five Baht) each, totaling Baht 1,077,810,500, the details of which are as follows:

2.1 Details of Allocation

Allocated to/for	Number (shares)	Ratio (old:new)	Sale price Per share (Baht)	Subscription and Payment period	Note
Existing Shareholders	-	-	-	-	-
General public	Not exceeding 208 million shares	-	The Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.		
Other persons (specify)	-	-	-	-	-
To serve the exercise of right under the warrants allocated to directors and employees of the Company. (ESOP) No. 4	7,562,100	1:1	The exercise price is the average closing price of shares being traded in the Stock Market during the 30 day period prior to the date the shareholders' meeting is conducted.	The executive Committee or any other person(s) designated by the Board shall have power to consider any other details in relation to the issuance of such shares including to request any approval from the relevant authorities and other acts and things necessary and relating to the issuance of the warrants.	

2.2 The Company's plan where there is a fraction of shares remaining.

- None -

2.3 The number of shares remaining after allocation is

- None -

3. Schedule for a Meeting of the Shareholders to Approve the Capital Increase and the Allocation of Shares

The annual general meeting of shareholders for fiscal year 2005 is scheduled to be held on the 31st day of March 2005 at 10.00 hour at the Auditorium meeting room, 9th floor, Shinawatra Tower 3, No. 1010 Vipavadee Rungsit Road, Chatuchak, Bangkok and the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting will be commenced on the 11th of March, 2005 from 12.00 hour until adjournment of the meeting.

4. Request for Approval of Capital Increase and Shares Allocation from the Relevant Governmental Agency and the Conditions thereof (if any)

In relation to the offering for sale of newly issued shares to public, the Company must file an application requesting approval to offer for sale of securities and request for approval to offer for sale of securities to the Office of Securities and Stock Exchange Commission.

In this respect, the Company will request for registration of the capital increase from the Ministry of Commerce when the payments of the share price are made and when the warrants have been exercised by way of conversion to ordinary shares. In addition, the Company will request for approval from the Stock Exchange of Thailand to register such ordinary shares as listed securities and will trade in the Stock Exchange of Thailand.

5. The Company's Objectives for the Capital Increase and the Utilization of such Increased Capital

- To expand our IPSTAR service in the countries where the company itself is the National Service Operator such as Australia, New Zealand and others, including reserve for additional insurance of the IPSTAR project;
- To expand the scope of the Company's business in relation to its satellite business in foreign markets;
- To strengthen the Company's capital base and to repay certain portion of loans;
- To use as the Company's working capital.

6. Benefits of the Company to be Derived from the Capital Increase and/or the Shares Allocation

- To increase the Company's capability to generate its revenue base so that the Company would have enough working capital to expand its scope of business in the future;
- To strengthen the Company's financial status and to adjust the Company's dept and equity structures in order for the Company to be prepared and ready to expand its investment in relation to its satellites in foreign markets;
- To reduce the obligation of payable interest by way of repaying some portion of loans;

- The ESOP Program is to compensate and motivate the directors and employees of the Company to work for the benefit of the Company, which would in turn persuade and motivate the directors and employees of the Company to continue working in the Company.

7. **Benefits of the Shareholders to be Derived from the Capital Increase and/or the Shares Allocation**

   - To obtain better opportunity in receiving returns resulting from the Company's capacity to generate higher profits due to the expansion of the Company's business in relation to satellite in the future;
   - The ESOP Program is to compensate and motivate the directors and employees of the Company to delicate their heart and soul to the Company by hardworking, which would in turn persuade and motivate the directors and employees of the Company to retain working in the Company resulting in a better operating result of the Company in the future.

   The ordinary shares issued for the exercise of warrants at this occasion will have the same rights and conditions as those of the Company's ordinary shares previously issued; and the right to receive dividend payments will be commenced from the date that the name of such shareholders appears in the shareholders' register book filed with the Ministry of Commerce for capital increase.

8. **Other Reasons that may be Necessary for Shareholders to Approve the Capital Increase and the Shares Allocation**

   -None -

9. **Schedule of Action where the Board of Directors of the Company Passes a Resolution Approving the Capital Increase and the Allocation of Newly Issued Shares**

Date	Action
17 February 2005	Board of Directors' Meeting to request for an approval the issuance and allocation of newly issued shares for capital increase, and the issuance of the warrants to directors and employees of the Company.
18 February 2005	Notice to SET as to the resolution of the Board of Directors' meeting
11 March 2005	Closing the shareholders register book for determining the shareholders' right to attend the annual general meeting of the shareholders for fiscal year 2005
31 March 2005	Annual general meeting of the shareholders for fiscal year 2005

-Signed- Authorized Director
(Mr. Boonklee Plangsiri)
Director

-Signed- Authorized Director
(Mr. Dumrong Kasemset)
Director

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ตำแหน่งปัจจุบัน	ประธานกรรมการตรวจสอบ
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	ไม่มี
คุณวุฒิทางการศึกษาสูงสุด	ดุษฎีบัณฑิตกิตติมศักดิ์ทางการบัญชี มหาวิทยาลัยธรรมศาสตร์ MBA, Wharton School, University of Pennsylvania, U.S.A. ประกาศนียบัตรชั้นสูง ทางการบัญชี มหาวิทยาลัยธรรมศาสตร์ สมาชิกอาวุโส (Fellaw Number) สถาบันกรรมการบริษัทไทย
ประสบการณ์ทำงาน	กรรมการและประธานกรรมการตรวจสอบ บมจ. ชินแซทเทลไลท์ ประธานกรรมการ บริษัทหลักทรัพย์จัดการกองทุน อเบอร์ดีน จำกัด กรรมการสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย ประธานที่ปรึกษาศูนย์พัฒนาการกำกับดูแลกิจการที่ดี ตลาดหลักทรัพย์แห่งประเทศไทย ประธานคณะกรรมการทดสอบผู้สอบภาษีอากร กรมสรรพากร ประธานกรรมการตรวจสอบภาคราชการ ประจำกระทรวงการคลัง ประธานกรรมการบริษัท ไพร้ซวอเตอร์เฮาส์ จำกัด กรรมการ ตลาดหลักทรัพย์แห่งประเทศไทย ประธานคณะอนุกรรมการตรวจสอบ ตลาดหลักทรัพย์แห่งประเทศไทย กรรมการ บริษัท ศูนย์รับฝากหลักทรัพย์ (ประเทศไทย) จำกัด
ประวัติการทำผิดทางกฎหมายในระยะ 10 ปีที่ผ่านมา	ไม่มี
สัดส่วนการถือหุ้นใน บมจ. ชินแซทเทลไลท์	ไม่มี

The Information of Independent Director Shin Satellite Plc.

Name	Professor Hiran Radeesri
Date of Birthday	August 7, 1929
Title	Chairman of the Audit Committee
Relationship with Management	None
Highest Education	Honorary Doctorate in Accounting, Thammasat University MBA, Wharton School, University of Pennsylvania, U.S.A. B-Com; Higher Diploma in Accounting, Thammasat University Graduate Member, I.O.D.
Experience	Director and Chairman of the Audit Committee, Shin Satellite Plc. Chairman of the Board of Directors, Abesdeen Asset Management Ltd. Director, Thai Institute of Directors Association Exchange of Thailand Chairman Corporate Governance center The Stock Exchange of Thailand Chairman – Tax Auditor Examination Committee, Revenue Department Chairman of the Audit Committee, Ministry of Finance Chairman of Price Waterhouse Ltd. Governor, The Stock Exchange of Thailand Chairman of the Audit Committee, The Stock Exchange of Thailand Director, Thailand Securities Depository Co., Ltd.
Illegal record in past 10 years	None
Number of Shares held in the Company	None

รายละเอียดกรรมการอิสระ

บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน)

ชื่อ-สกุล	นางชรินทร วงศ์ภูธร
วัน เดือน ปี เกิด	23 พฤษภาคม 2489
ตำแหน่งปัจจุบัน	กรรมการตรวจสอบ
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	ไม่มี
คุณวุฒิทางการศึกษาสูงสุด	ปริญญาตรี บัญชีบัณฑิต จุฬาลงกรณ์มหาวิทยาลัย MBA, Creighton University, U.S.A. Director Certification Program Class 8/2001
ประสบการณ์ทำงาน	2542 – ปัจจุบัน กรรมการและกรรมการตรวจสอบ บมจ. ชินแซทเทลไลท์ 2544-2545 กรรมการและกรรมการตรวจสอบ บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส 2540-2542 กรรมการกองทุน Thai Equity Fund รองกรรมการผู้จัดการ บริษัทหลักทรัพย์ กองทุนรวม จำกัด
ประวัติการทำผิดทางกฎหมายในระยะ 10 ปีที่ผ่านมา	ไม่มี
สัดส่วนการถือหุ้นใน บมจ. ชินแซทเทลไลท์	ไม่มี

The Information of Independent Director Shin Satellite Plc.

Name	Mrs. Charintorn Vongspootorn
Date of Birthday	May 23, 1946
Title	Audit Committee
Relationship with Management	None
Highest Education	Bachelor Degree in Accounting, Chulalongkorn University Master Degree of Business Administration, Creighton University, U.S.A. Director Certification Program Class 8/2001
Experience	1999-Present Director and Member of the Audit Committee, Shin Satellite Public Company Limited 2001-2002 Director and Member of the Audit Committee, Advanced Info Service Public Company Limited 1997-1999 Director, Thai Equity Fund Senior Executive Vice President, MFC
Illegal record in past 10 years	None
Number of Shares held in the Company	None

LOCATION MAP

There are 2 entrances
1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Major
Elephant Building
Phaholyothin Road
Sol 21
S.C.B Park
Ratchadaphisek Road
ISUZU
SHINAWATRA III
Than Settakij
Central Plaza Hotel & Convention
Ladprao Road
Thai Airways Intl. Headquaters
Viphavadee Rangsit Road
PTT. Headquaters
Chatuchak Park
Sirikit Park
Express Way
B.T.S.

Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road	: Bus no. 3, 29, 52	Air conditioning bus no. 10, 29
Phahol Yothin Road	: Bus no. 27, 39, 59	Air conditioning bus no. 39